NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON APRIL 30, 2020

VANCOUVER, BRITISH COLUMBIA, CANADA

DATED: MARCH 17, 2020

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact the Company's proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

ASANKO GOLD INC.

Suite 1640, 1066 West Hastings Street

Vancouver, BC V6E 3X1

Telephone: (604) 683-8193 / Fax: (604) 683-8194

Toll Free: 1-855-246-7341

www.asankogold.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual General and Special Meeting of holders ("Shareholders") of common shares ("Common Shares") of Asanko Gold Inc. (the "Company") will be held at Suite 2600 - 595 Burrard Street, Vancouver, British Columbia on Thursday, April 30, 2020 at 10:00 a.m., Pacific Time, (the "Meeting") for the following purposes:

1. To receive the audited financial statements of the Company for its fiscal year ended December 31, 2019 and the report of the auditor thereon (together the "annual financials"), which are available for download under the Company's SEDAR profile at www.sedar.com;

2. To set the number of directors to be elected to the Board of Directors (the "Board") of the Company at seven (see "Election of Directors" in the Company's management information circular dated March 17, 2020 (the "Information Circular"));

3. To elect directors of the Company for the ensuing year (see "Election of Directors" in the Information Circular);

4. To approve the amendments to the Company's incentive Share Option Plan, dated for reference September 27, 2011 and amended May 2, 2017 (the "Share Option Plan" in the Information Circular) (see "Summary of 2020 Share Option Plan Amendments" in the Information Circular);

5. To approve the unallocated entitlements under the Share Option Plan, whether or not amended (see "Renewal of Share Option Plan" in the Information Circular);

6. To approve the Company's share unit plan (the "Share Unit Plan" in the Information Circular) and the reservation of common shares for issuance pursuant to the Share Unit Plan (see "Approval of Share Unit Plan" and "Reservation of Common Shares under Share Unit Plan" in the Information Circular);

7. To appoint the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration (see "Appointment of Auditor" in the Information Circular);

8. To approve amendments to the Notice of Articles and Articles of the Company to change the name of the Company to "Galiano Gold Inc.", or such other name as the board of directors of the Company may approve in its sole discretion, and as may be acceptable to applicable regulatory authorities, including the Toronto Stock Exchange (see "Approval of Name Change to Galiano Gold Inc." in the Information Circular);

9. To approve amendments to the Notice of Articles of the Company to remove preferred shares from the authorized share capital of the Company (see "Removal of Preferred Shares" in the Information Circular);

10. To approve a special resolution to remove the Company's current Articles in their entirety and replace them with new Articles (see "Adoption of New Articles" in the Information Circular); and

11. To authorize and approve a non-binding advisory resolution accepting the Company's approach to executive compensation, as more particularly described and set forth in the Information Circular (see "Advisory Vote on Executive Compensation" in the Information Circular).

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice of Meeting (the "Notice") may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (together the "Notice-and-Access Provisions") for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials online. Shareholders will still receive this Notice and a form of proxy (the "Proxy") for Registered Shareholders, or a voting instruction form for Beneficial Shareholders (as defined below), and may choose to receive a hard copy of the Information Circular. The Company will not use procedures known as 'stratification' in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Information Circular to some Shareholders with a notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Information Circular.

Copies of this Notice of Meeting, the Information Circular, the Proxy and the annual financials (together "Proxy Materials"), are posted on the Company's website at: www.asanko.com/Investors/AGM-Materials and are SEDAR filed under the Company's profile at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular, should contact the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194 or by email: info@asanko.com. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular and submit their vote prior to 10:00 a.m., Pacific Time, on Tuesday, April 28, 2020 (the "Proxy Deadline"), any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received by the Company or Laurel Hill Advisory Group ("Laurel Hill") by April 14, 2020. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the Proxy Materials can be requested at any time during this period.

The Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure their Common Shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of Proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular. To be effective, the Proxy must be duly completed and signed and then deposited with the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 10:00 a.m., Pacific Time, on April 28, 2020. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

If you hold your Common Shares in a brokerage account you are a non-registered shareholder ("Beneficial Shareholder"). Beneficial Shareholders who hold their Common Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of Proxy or Voting Instruction Form ("VIF") provided to them by their intermediary, in order to cast their vote or in order to notify the Company if they plan to attend the Meeting.

DATED at Vancouver, British Columbia, this 17th day of March, 2020.

BY ORDER OF THE BOARD

/s/ Greg McCunn

Greg McCunn

Chief Executive Officer

If you have any questions and/or need assistance in voting your shares, please contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

TABLE OF CONTENTS

ASANKO GOLD INC.

Suite 1640, 1066 West Hastings Street
Vancouver, BC, V6E 3X1
Telephone: (604) 683-8193 / Fax: (604) 683-8194
Toll Free:  1-855-246-7341

INFORMATION CIRCULAR
with information as at March 17, 2020 (unless indicated otherwise)

This Information Circular ("Information Circular") is furnished in connection with the solicitation of proxies by the management of Asanko Gold Inc. for use at the Annual General and Special Meeting (the "Meeting") of its holders ("Shareholders") of Common Shares (defined below) to be held on Thursday, April 30, 2020 at the time and place and for the purposes set forth in the accompanying Notice of the Meeting.

In this Information Circular, references to the "Company," "we," "our" and "Asanko" refer to Asanko Gold Inc. "Common Shares" means common shares without par value in the capital of the Company. "Registered Shareholders" means shareholders whose names appear on the share register of the Company. "Beneficial Shareholders" means shareholders who hold their Common Shares with a bank, broker or other financial intermediary and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. References to $ are to US dollars and references to C$ are to Canadian dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard. The Company has also retained Laurel Hill Advisory Group ("Laurel Hill") to assist in connection with the Company's communications with Shareholders and solicitation of proxies. In connection with these services, Laurel Hill is expected to receive a fee of C$35,000, plus reasonable out-of-pocket expenses. The costs of solicitation by management will be borne by the Company.

Notice-and-Access

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), in the case of beneficial Shareholders ("Notice-and-Access Provisions"), which allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

Notice-and-Access Provisions allow reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer's website and sometimes the transfer agent's website) rather than by delivering such materials by mail. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the Information Circular at the reporting issuer's expense.

Use of Notice-and-Access Provisions reduces paper waste and printing and mailing costs incurred by the issuer. In order for the Company to utilize Notice-and-Access Provisions it must send a notice to Shareholders, including Non-Registered (Beneficial) Holders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Company, a paper copy of those materials. This Information Circular has been posted in full on the Company's website at: www.asanko.com/Investors/AGM-Materials and under the Company's profile at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

In order to use the Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the shareholder meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to shareholders. The requirements of that notice of meeting, which requires the Company to (i) provide basic information about the Meeting and the matters to be voted on, (ii) explain how a Shareholder can obtain a paper copy of the Information Circular and any related financial statements and related management discussion and analysis, and (iii) explain the Notice-and-Access Provisions process; have been built into the Notice of Meeting. The Notice of Meeting has been delivered to Shareholders by the Company, along with the applicable voting document:  a form of Proxy in the case of Registered Shareholders; or a Voting Instruction Form in the case of Non-Registered (Beneficial) Holders.

As the Company is a reporting issuer and has previously used Notice-and-Access Provisions for delivery of its annual meeting materials, the Company is eligible to abridge the time between the filing of notification of the Meeting and Record Dates and the Record Date indicating its intent to hold the Annual General Meeting and to use the Notice-and Access Provisions for delivery of the proxy materials related to the Meeting. Notwithstanding, the Company filed its Notice of Meeting and Record Date on February 14, 2020.

The Company will not rely upon the use of 'stratification'. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to its shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the Information Circular from the Company or any intermediary unless such Shareholder specifically requests same.

The Company will pay intermediaries, including Broadridge Financial Solutions ("Broadridge"), to deliver proxy-related materials to NOBOs (as defined herein) and the Company will pay intermediaries for delivery of proxy-related materials to OBOs (as defined herein).

Any Shareholder who wishes to receive a paper copy of this Information Circular should make contact with the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194 or by email: info@asanko.com. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the deadline for receipt of Proxies at 10:00 a.m. on April 28, 2020 (the "Proxy Deadline"), it is strongly suggested that a requesting Shareholder ensures their request is received by the Company no later than April 14, 2020.

All Shareholders may call 1-855-246-7341 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified; and

(b) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for election of directors and appointment of auditors as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who wish to submit a proxy may choose one of the following methods:

(a) complete, date and sign the enclosed Proxy and return it to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America to 1-866-249-7775, by fax outside North America to 416-263-9524, by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; or

(b) use a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder's account number and the Proxy voting control number; or

(c) access the internet website of Computershare at www.investorvote.com. Registered Shareholders must follow the instructions given on Computershare's website and refer to the enclosed Proxy for the holder's account number and the proxy voting control number.

Registered Shareholders must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairperson of the Meeting (the "Chair"), in his or her discretion. However, the Chair is under no obligation to accept or reject any particular late proxy. The Chair may waive this time limit for receipt of proxies without notice.

Beneficial Shareholders

The following information is of significant importance to Beneficial Shareholders (those Shareholders who do not hold Common Shares in their own name). Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their intermediary. Your intermediary will not vote your Common Shares without receiving instructions from you.

The voting instruction form supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a Voting Instruction Form ("VIF") in lieu of the Proxy provided by the Company. The VIF will name the same persons as are set out in the Company's Proxy to represent your Common Shares at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of its intermediary, a Beneficial Shareholder may attend the Meeting as a proxyholder for the intermediary and vote the Common Shares in that capacity. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder's representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners). The Company may be utilizing the Broadridge QuickVote™ service to assist Shareholders with voting their Common Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the "BCA"), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or at the address of the registered office of the Company at 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Common Shares.

Beneficial Shareholders should follow the instructions found on the Proxy or VIF provided to them from their intermediary.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except with respect to the election of directors, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company (the "Board") has fixed March 10, 2020 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares. As of March 10, 2020, there were 224,356,092 Common Shares issued and outstanding, each carrying the right to one vote. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of preferred shares. There were no preferred shares issued and outstanding as at March 10, 2020.

To the knowledge of the directors and executive officers of the Company, as at March 10, 2020, based upon filings made with Canadian and United States securities regulators, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities are as follows:

Name	Number of Company's Common Shares	% of Outstanding Company Common Shares
Sun Valley Gold LLC	25,061,857	11.2%
Ruffer LLC	22,656,589	10.1%

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions in respect of the establishment of the number of directors of the Company, the election of directors of the Company, the approval of the amendments to the Share Option Plan, the approval of the unallocated entitlements under the Share Option Plan, the approval of the Share Unit Plan, the appointment of the auditor of the Company and the approval of the non-binding advisory vote in respect of executive compensation. The remainder of the matters will require the affirmative votes of 66 2/3% of the votes cast at the meeting. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The number of individuals to be elected to the Board was last set by ordinary resolution of the Shareholders at the annual general meeting of the Company held on June 7, 2019, and that number was eight (8). Following various changes to the Board since the previous annual general meeting, and in order to reflect the Company's current operations, the Board has determined that the number of individuals to be elected to the Board at the Meeting will be seven (7). Therefore, at the Meeting, Shareholders will be asked to approve an ordinary resolution to set the number of directors to be elected to the Board at seven (7).

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director's office is vacated earlier in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected or appointed.

Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of its Shareholders. Therefore, on May 27, 2013, the Board approved and implemented a majority voting policy (the "Majority Voting Policy"). On May 2, 2017, the Board approved certain amendments to the Majority Voting Policy (the Majority Voting Policy as amended, the "Amended Majority Voting Policy") to comply with guidance from the Toronto Stock Exchange (the "TSX") with respect to majority voting requirements and best practices for corporate governance. Nominees for election to the Board have agreed to abide by the Amended Majority Voting Policy. In accordance with the Amended Majority Voting Policy: (a) any director not elected by at least a majority of votes cast for election, in an uncontested election, will immediately offer to submit his/her resignation (the "Subject Director"); (b)  the Compensation, Nominating and Governance Committee will make a recommendation to the Board with respect to accepting or rejecting the Subject Director's resignation; (c) any Subject Director who has tendered his/her resignation may not participate in the meetings of the Compensation, Nominating and Governance Committee on such matter; (d) the Board will determine whether to accept or reject the Subject Director's resignation; (e) the Board will accept the Subject Director's resignation except where exceptional circumstances would warrant the Subject Director remain in place; (f) the Board will issue a press release announcing its decision, and reasons for rejecting the resignation, if applicable, within 90 days of the meeting in question. The full text of the Amended Majority Voting Policy is included in the Company's "Corporate Governance Policies and Procedures Manual" available at www.asanko.com/Governance/Governance-Documents/default.aspx.

The following disclosure sets out the names of management's seven nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 10, 2020.

Marcel de Groot
Independent Director British Columbia, Canada Age: 46 Director Since: July 2, 2009

Marcel de Groot is an independent consultant and founding partner and President of Pathway Capital Ltd. ("Pathway"), a Vancouver-based private venture capital corporation. Pathway has worked with a number of successful public mining companies including Peru Copper Inc. (acquired by Chinalco), and Sandstorm Gold Ltd. Mr. de Groot graduated from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained the Chartered Accountant designation.

Mr. de Groot is the past chairman and director of Luna Gold Corp., and a past director of Equinox Gold Corp., Northern Dynasty Minerals Ltd., Sandstorm Metals & Energy Ltd., Underworld Resources Inc., Esperanza Resources, Premier Royalty, Lowell Copper and Anthem United.

Securities Held:		Board/Committee Membership	Attendance
Common hares: Stock Options: Cash-settled RSUs:	40,000 392,000 128,668	Board	4 of 4	100%
		Audit Committee - Chair	4 of 4	100%
		Compensation, Governance and Nominating Committee (CGNC)	3 of 3	100%
		Other Public Directorships	Committee Appointments
		Eclipse Gold Mining (TSX-V) - Chairperson	Audit Committee, Compensation Committee

Greg McCunn
Chief Executive Officer & Non-Independent Director British Columbia, Canada Age: 50 Director Since: April 1, 2019

Greg McCunn is the CEO of the Company and a Professional Engineer with over 25 years' experience in finance, operations, project engineering, project construction and corporate development. Most recently he served as CEO of Alio Gold Inc, as CFO for Asanko and as CFO for Farallon Mining, prior to which he held technical, operational and corporate development roles with Teck Resources, Placer Dome and junior mining companies in Canada and Australia.

Securities Held:		Board/Committee Membership	Attendance
Common Shares: Stock Options: Cash-settled RSUs:	100,000 1,259,000 513,300	Board	3 of 3	100%
		Safety, Health, Environment and Corporate Social Responsibility ("CSR") Committee	1 of 1	100%
		Other Public Directorships	Committee Appointments
		No other public companies

Shawn Wallace
Independent Director British Columbia, Canada Age: 50 Director Since: February 26, 2010

Shawn Wallace is a businessman involved in managing public companies and one of the original founding members of the Company and served as Chairman of the Company from March 2010 to February 2014. He has spent the last thirty years active in all facets of building and operating several successful junior mining exploration and development companies. He is currently the President and CEO of Auryn Resources Inc. and the Chairman of Torq Resources Inc.

Mr. Wallace is a past Chairman and Director of Cayden Resources Inc. and a past Director of Full Metal Minerals Inc.

Securities Held:		Board/Committee Membership	Attendance
Common Shares: Stock Options: Cash-settled RSUs:	17,200 392,000 128,668	Board	4 of 4	100%
		Other Public Directorships	Committee Appointments
		Torq Resources Inc. (TSX-V) - Co-Chair of the Board	None
		Auryn Resources Inc. (TSX)	None

Gordon Fretwell
Independent Director British Columbia, Canada Age: 66 Director Since: February 24, 2004

Gordon Fretwell is a lawyer who holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with a Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is a past director of Coro Mining Corp., Northern Dynasty Minerals Ltd., Curis Resources Ltd., Benton Resources Corp., Lignol Energy Corp ("Lignol"), and Pine Valley Mining Corporation.

Securities Held:		Board/Committee Membership	Attendance
Common Shares: Stock Options: Cash-settled RSUs:	243,200 392,000 128,668	Board	4 of 4	100%
		Audit Committee	4 of 4	100%
		Compensation, Governance and Nominating Committee (CGNC) - Chair	3 of 3	100%
		Other Public Directorships	Committee Appointments
		Auryn Resources Inc. (TSX)	Audit Committee, Compensation Committee, Nominating and Governance Committee, Mergers and Acquisitions Committee
		Canada Rare Earth Corp. (TSX-V)	Compensation Committee
		RE Royalties Ltd. (TSX-V)	Nominating and Corporate Governance Committee

Michael Price
Independent Director London, United Kingdom Age: 64 Director Since: February 6, 2014

Dr. Michael Price is a mining finance consultant and advisor with over 35 years' experience in mining and mining finance. During his career, he has held senior positions at Barclays Capital, Société Générale, and NM Rothschild and Sons and he is also the London Representative of Resource Capital Funds.

Securities Held:		Board/Committee Membership	Attendance
Common Shares: Stock Options: Cash-settled RSUs:	0 392,000 128,668	Board	4 of 4	100%
		Audit Committee	4 of 4	100%
		Safety, Health, Environment and CSR Committee - Chair	3 of 3	100%
		Other Public Directorships	Committee Appointments
		Eldorado Gold Corporation (TSX, NYSE)	Audit Committee, Sustainability Committee
		Entrée Resources Ltd. (TSX, NYSE)	Audit Committee, Technical Committee

Judith Mosely
Independent Director London, United Kingdom Age: 55 Director Since: January 1, 2020

Judith Mosely is a retired banking executive with over 20 years' experience in the mining and metals banking sector. She most recently held the position of Business Development Director for Rand Merchant Bank ("RMB") in London with responsibility for developing the bank's African business with international mining and metals companies. Prior to RMB she headed the mining finance team at Société Générale in London where her focus was principally on debt financing in Europe, the Middle East and Africa and Australia. She has broad experience across commodity sectors, working with juniors through to multinationals. She is currently a non-executive director of Blackrock World Mining Trust plc, a Trustee of Camborne School of Mines Trust, and sits on the board of Women in Mining in the UK. She is also a consultant with Northcott Capital Ltd, a financial advisory firm focusing on mining and renewables.

Securities Held:		Board/Committee Membership	Attendance
Common Shares: Stock Options: Cash-settled RSUs:	0 115,000 57,000	Board	n/a	n/a
		Audit Committee	n/a	n/a
		Other Public Directorships	Committee Appointments
		BlackRock World Mining Trust plc.	Audit Committee

Paul N. Wright
Independent Director British Columbia, Canada Age: 66 Director Since: expected April 1, 2020 (as announced on March 10, 2020)

Paul N. Wright served as President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado") from October 1999 to April 2017. He joined Eldorado in July 1996 as Vice President, Mining and subsequently as Senior Vice President, Operations in October 1997. Mr. Wright led Eldorado through a period of intense activity through which was created a leading international gold company. Mr. Wright is a graduate of the University of Newcastle Upon Tyne with over 40 years of international experience in the development and operation of open pit and underground mines. He is a member of the Canadian Institute of Mining and Metallurgy, the Institute of Materials, Minerals and Mining, and is a Chartered Engineer (UK).

Securities Held:		Board/Committee Membership	Attendance
Common Shares: Stock Options: Cash-settled RSUs:	0 0 0	Board	n/a	n/a
		Other Public Directorships	Committee Appointments
No other public companies

Notes:

(1) The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person.

(3) As of March 10, 2020, the directors and officers of the Company and their associates and affiliates, as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 400,400 Common Shares of the outstanding Common Shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is or has been within the past ten years a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is or has been within the past ten years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Fretwell was a director of TSX-V listed Lignol from January 2007 to May 2015. Lignol went into receivership on August 22, 2014.

In addition, none of the individuals named above has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Advance Notice Provisions

At the Company's Annual General and Special Meeting held on June 27, 2013 the Shareholders approved an amendment to the Articles of the Company to include advance notice provisions (the "Advance Notice Provisions") with respect to the nomination of individuals for election as director. A copy of the Notice of Meeting and Information Circular prepared for the June 27, 2013 annual general and special meeting including the resolution to amend the Articles of the Company, which include the Advance Notice Provisions were SEDAR filed on May 31, 2013. If approved by the Shareholders, the adoption of the New Articles (as defined below) will amend certain of the Advanced Notice Provisions (as described in "Adoption of New Articles") in order to align the Advanced Notice Provisions with Canadian best practice standards.

The Advance Notice Provisions provide Shareholders, directors and management of the Company with a clear framework for nominating directors. Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

A copy of the amended Articles (the " Current Articles") as referred to in the Information Circular prepared for the July 27, 2013 annual general and special meeting, was filed under the Company's SEDAR profile on July 11, 2013 at www.sedar.com.

The Company has not received notice of a nomination in compliance with the Current Articles of the Company and, as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

APPROVAL OF SHARE OPTION PLAN

The Share Option Plan, dated for reference September 27, 2011, was adopted by the Directors of the Company on August 18, 2011, approved by Shareholders on September 27, 2011 and, at the Company's Annual General and Special Meeting held June 9, 2017, Shareholders approved the Share Option Plan for continuation until the conclusion of the Meeting.  To bring the Share Option Plan up to date and in line with TSX policies and current market practice, the Board approved amendments to the Share Option Plan as of March 17, 2020.  The Share Option Plan, as amended, is summarized under Compensation of Executive Officers herein and a copy of the Share Option Plan, as amended, is appended hereto along with a blackline displaying the changes proposed to the Share Option Plan. The proposed amendments to the Share Option Plan and the reasons for them are summarized below.

SUMMARY OF 2020 SHARE OPTION PLAN AMENDMENTS

The Board approved certain amendments to the Share Option Plan (as amended, the "Amended Option Plan"), including:

• the amendment of certain definitions in the Share Option Plan to align these definitions with the definitions in applicable TSX Policies;

• the amendment of the definition of "Change of Control" (to align with acceptable market practice) to mean (i) the direct or indirect acquisition by a person, or group of persons, acting jointly, or in concert, of Common Shares which total more than (A) 50% of the then outstanding Common Shares; or (B) 30% of the then outstanding Common Shares followed, within 12 months of such acquisition, by the removal by Shareholders of more than 51% of the then incumbent directors or the election by Shareholders of a majority of the directors to the Board who were not nominees of the Board immediately preceding such election, (ii) the sale of all or substantially all of the assets of the Company, or the consummation of a transaction which has substantially the same effect, or (iii) a transaction which has substantially the same effect as (i) or (ii);

• the amendment of the definition of "Employee" to simplify this definition and the addition of a definition of "Non-Employee Director" to the Share Option Plan;

• the amendment of the powers of the administrator of the Share Option Plan to ensure that the administrator has all necessary power, subject to the provisions of the Share Option Plan, to carry out and administer the provisions of the Share Option Plan;

• the amendment of the restrictive provisions of the Share Option Plan to limit the number of Common Shares issuable to any non-employee director of the Company to an annual value which does not exceed $150,000 when aggregated with the grant date fair value of any "full value awards" (as defined in the Share Option Plan) granted to such non-employee director under the Company's other security-based compensation arrangements;

• the amendment of the restrictive provisions of the Share Option Plan to remove the exclusion of Common Shares issuable to (i) directors who were non-independent at the time of the grant of options but who subsequently become independent and (ii) directors who were independent at the time of the grant of options but subsequently become non-independent, from the calculation in respect of the limitation contained in the Share Option Plan on Common Shares issuable to non-employee directors pursuant to the security-based compensation arrangements of the Company to 1% of the then outstanding Common Shares;

• the amendment of the amendment provisions contained in the Share Option Plan such that the Compensation Committee may, subject to regulatory approval, amend the Share Option Plan in connection with a "Change of Control" to assist optionees to tender Common Shares underlying options to, or participate in, such event or to obtain the advantage of holding such underlying Common Shares during such event and to terminate, following the successful completion of such event, options not exercised prior to such successful completion;

• the amendment of the amendment provisions contained in the Share Option Plan to require Shareholder approval for amendments removing or exceeding the insider participation limits set out in the Share Option Plan;

• the amendment of the amendment provisions contained in the Share Option Plan to only require "disinterested Shareholder approval" of amendments to the Share Option Plan when required by applicable TSX Policies;

• the amendment of the provisions of the Share Option Plan dealing with the treatment of options upon a "Change of Control" to simplify such provisions, such that, upon the event of a "Change of Control", if an officer, employee or "service provider" to the Company prior to the "Change of Control" has their relationship with the Company terminated without cause or in such a way so as to cause such person to have been constructively dismissed within 12 months after the "Change of Control", then the options held by such person shall immediately fully vest and become exercisable until the earlier of the expiry date of such options and 90 days from such termination or dismissal;

• the amendment of the automatic adjustment provisions contained in the Share Option Plan to provide for adjustments to the number of Common Shares underlying an option where a dividend is paid in Common Shares to all holders of Common Shares;

• the amendment of the Share Option Plan to include a provision providing for the treatment of the options in the event of a proposed dissolution or liquidation of the Company;

• the amendment of the Share Option Plan to remove superfluous provisions and definitions contained in the Share Option Plan; and

• the amendment to the Share Option Plan to make consequential, "housekeeping" amendments to the Share Option Plan to integrate the foregoing amendments.

For more information regarding the amendments proposed to the Share Option Plan, please see the text of the Amended Option Plan and a blackline comparing the Amended Option Plan and the Share Option Plan, appended to this Information Circular as Appendix A and B, respectively.

APPROVAL OF THE SHARE OPTION PLAN AMENDMENTS

At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, to pass, without or without variation, the following ordinary resolutions (the "Share Option Plan Amendment Resolutions"):

RESOLVED THAT

1. The amendments to the Share Option Plan, as described in this Information Circular, are hereby approved, and the Company is hereby authorized to issue securities pursuant to the Amended Option Plan; and

2. Any director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such director or officer may, in his or her sole discretion, determine are necessary, desirable or useful to implement the foregoing resolution.

The Board recommends that Shareholders vote FOR the Share Option Plan Amendment Resolutions. Unless otherwise instructed, Common Shares represented by proxies in favour of management will be voted FOR the Share Option Plan Amendment Resolutions.

If the Shareholders do not approve the Share Option Plan Amendment Resolutions, the proposed amendments will not be implemented and the Share Option Plan will remain as currently constituted. In the event that the Share Option Plan Amendment Resolutions are approved, grants of options going forward will be subject to and governed by the terms of the Share Option Plan, as amended.

RENEWAL OF SHARE OPTION PLAN

As of December 31, 2019, there were 225,098,810 Common Shares issued and outstanding of which 9% is 20,258,892.  The Company had 12,568,362 options outstanding under the Share Option Plan, and 7,690,530 available for future issuance under the Share Option Plan and the other security-based compensation arrangements of the Company representing 5.6% and 3.4% of total Common Shares issued and outstanding, respectively.

As of the Record Date, there were 224,356,092 Common Shares issued and outstanding of which 9% is 20,192,048.  The Company had 12,523,737 options outstanding under the Share Option Plan, and 7,668,311 available for future issuance under the Share Option Plan and the other security-based compensation arrangements of the Company representing 5.6% and 3.4% of total Common Shares issued and outstanding, respectively.

Pursuant to TSX policies, all unallocated options, rights or entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable, must be approved by the listed issuer's security holders every three years after the institution of the arrangement. Accordingly, at the Meeting Shareholders will be asked to pass an ordinary resolution to approve the unallocated options issuable pursuant to the Share Option Plan until April 30, 2023.

At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, to pass, without or without variation, the following ordinary resolutions (the "Share Option Plan Renewal Resolutions"):

RESOLVED THAT:

1. The unallocated entitlements under the Share Option Plan are hereby approved and the Company will have the ability to grant options under the Share Option Plan until the date that is three years from the date of the Meeting, being April 30, 2023; and

2. Any director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such director or officer may, in his or her sole discretion, determine are necessary, desirable or useful to implement the foregoing resolutions.

The Board recommends that Shareholders vote FOR the Share Option Plan Renewal Resolutions. Unless otherwise instructed, Common Shares represented by proxies in favour of management will be voted FOR the Share Option Plan Renewal Resolutions.

If the Shareholders do not approve the Share Option Plan Renewal Resolutions, whether or not the Share Option Plan is amended, the Company will cease being able to grant options under the Share Option Plan after the Meeting, and all previously unallocated options will no longer be available for reallocation if they are cancelled or expire unexercised. All outstanding options will continue unaffected.

SUMMARY OF THE SHARE UNIT PLAN

The Company wishes to adopt the Share Unit Plan to assist the Company in the recruitment and retention of highly qualified employees, directors and service providers by providing a means to reward performance, to motivate participants under the Share Unit Plan to achieve important corporate and personal objectives and, through the proposed issuance by the Company of Common Shares under the Share Unit Plan, to better align the interests of participants with the long-term interests of Shareholders. A copy of the Share Unit Plan is appended as Appendix C hereto.

The Share Unit Plan is intended to replace the Company's current cash-settled Restricted Share Unit ("RSU") Plan. All units outstanding under that plan will remain outstanding and subject to the provisions of that plan (including mandatory cash settlement). If the Share Unit Plan is approved by Shareholders, going forward it is the Company's intention only to issue share units under the proposed Share Unit Plan ("Share Units"), and to cease granting RSUs under the current RSU Plan.

If approved by Shareholders, the Share Unit Plan will be administered by the Compensation Committee of the Board. Employees, directors and service providers of the Company and its designated subsidiaries will be eligible to participate in the Share Unit Plan. In accordance with the terms of the Share Unit Plan, the Company, under the authority of the Board through the Compensation Committee, will approve those employees, directors and service providers who are entitled to receive Share Units and the number of Share Units to be awarded to each participant. Share Units awarded to participants will be credited to them by means of an entry in a notional account in their favour on the books of the Company. Each Share Unit awarded will conditionally entitle the participant to receive cash, one Common Share without par value in the capital of the Company, or a combination thereof, as determined by the Compensation Committee, in an amount equal to the volume weight average trading price as defined and calculated pursuant to the rules and policies of the Toronto Stock Exchange, as amended from time to time ("Market Price") of the Share Unit, upon attainment of the Share Unit vesting criteria. Each grant of Share Units will be subject to any policy of the Company that may be in place from time to time relating to the "clawback" of the value of any Share Units in certain circumstances.

The vesting of Share Units pursuant to the Share Unit Plan, if approved by Shareholders, may be conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. The duration of the vesting period, performance criteria and other vesting terms applicable to the grant of the Share Units will be determined at the time of the grant by the Compensation Committee. In the case of time-based vesting, the Company currently expects to adhere to similar vesting practices in respect of Share Units awarded under the proposed Share Unit Plan as is the case with cash-settled RSUs under the existing RSU Plan (three-year vesting period, except in the event of a "Change of Control").

Once the Share Units vest pursuant to the Share Unit Plan, if approved by Shareholders, the participant will be entitled to receive, and the Company will issue and/or pay, a payout in cash, Common Shares or a combination thereof with respect to those vested Share Units. The expiry date of Share Units will be the date on which the Share Units lapse as specified in the grant agreement or in accordance with the Share Unit Plan. Pursuant to the terms of the proposed Share Unit Plan, on the date a participant has left the employ or office with the Company or on such date a participant's service contract is terminated, Share Units in such participant's account which are unvested shall terminate and be forfeited. All unvested or expired Share Units will be available for future grants.

The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the Share Unit Plan, if approved by the Shareholders, will not exceed 5% of the number of issued and outstanding Common Shares at such time; and when combined with securities available for issuance under any other security-based compensation arrangement of the Company, shall not exceed 9% of the issued and outstanding Common Shares of the Company.

As of December 31, 2019, there were no Share Units outstanding, representing 0% of the Company's issued and outstanding Common Shares. Assuming the Share Unit Plan is approved by Shareholders, 7,690,530 Share Units will be available for grant (assuming no additional options are granted under the Share Option Plan), representing 3.4% of the Company's issued and outstanding Common Shares.

As of the Record Date, there are no Share Units outstanding (which may be settled in Common Shares), representing 0% of the Company's issued and outstanding Common Shares. Assuming the Share Unit Plan is approved by Shareholders, 7,668,311 Share Units will be available for grant (assuming no additional options are granted under the Share Option Plan), representing 3.4% of the Company's issued and outstanding Common Shares.

The proposed Share Unit Plan provides that the maximum number of Common Shares issuable to insiders pursuant to the Share Unit Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 9% of the total number of issued and outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the Share Unit Plan, if approved by Shareholders, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any 12 month period, shall not exceed 9% of the total number of issued and outstanding Common Shares.

The number of Share Units that may be granted to non-employee directors under the Share Unit Plan, if the Share Unit Plan is approved by Shareholders, in combination with all other equity awards granted to non-employee directors under any other security-based compensation arrangement of the Company, at any time, shall not exceed 1% of the total number of issued and outstanding Common Shares, and will be limited to an annual equity award value (based on grant date fair value as determined by the Board) of $150,000 per non-employee director, provided that the total value (based on grant date fair value as determined by the Board) of options issuable to any one non-employee director in any 12 month period will not exceed $100,000.

Assuming the Share Unit Plan is approved by Shareholders, at any time within one year from the date of a "Change of Control" (meaning (i) the direct or indirect acquisition by a person, or group of persons, acting jointly, or in concert, of Common Shares which total more than (A) 50% of the then outstanding Common Shares; or (B) 30% of the then outstanding Common Shares followed, within 12 months of such acquisition, by the removal by Shareholders of more than 51% of the then incumbent directors or the election by Shareholders of a majority of the directors to the Board who were not nominees of the Board immediately preceding such election, (ii) the sale of all or substantially all of the assets of the Company, or the consummation of a transaction which has substantially the same effect, or (iii) a transaction which has substantially the same effect as (i) or (ii)) if a participant who was also an officer or employee of, or service provider to, the Company prior to the "Change of Control" has their employment or service contract or position with the Company or the continuing entity resulting or continuing from the "Change of Control" (as applicable), terminated without cause, or altered in such a way that the holder is effectively constructively dismissed from their position with the Company, all outstanding Share Units held by such participant shall vest and the payout date in connection with such participant's Share Units shall be accelerated to the date of such participant's termination or dismissal and the Company shall issue Common Shares and/or pay cash to such participant with respect to such Share Units. In the event the Share Units are subject to performance based vesting conditions and are accelerated as a result of a "Change of Control", then an assessment shall be done by the Compensation Committee and the Compensation Committee shall accelerate only to the extent that such performance based vesting conditions are considered in the Plan Administrator's discretion to have been satisfied.

Share Units under the proposed Share Unit Plan will not be assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant's spouse, minor children or minor grandchildren, and after the participant's lifetime shall enure to the benefit of and be binding upon the participant's designated beneficiary, on such terms and conditions as are appropriate for such transfers.

Pursuant to the proposed Share Unit Plan, the Company may, without notice, at any time and from time to time, without Shareholder approval, amend the Share Unit Plan, any entitlements granted thereunder or any provisions thereof in such manner as the Company, in its sole discretion, determines appropriate including, without limitation:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the Share Unit Plan;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the Share Unit Plan;

(c) to change the vesting and/or termination provisions applicable to Share Units provided that such change does not entail an extension of the expiry date of the Share Units beyond the original Expiry Date of the Share Units;

(d) to preserve the intended tax treatment of the benefits provided by the Share Unit Plan, as contemplated therein; or

(e) to make any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(f) no such amendment to the Share Unit Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the Share Unit Plan; and

(g) Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in;

(i)  any increase in the number of Common Shares reserved for issuance under the Share Unit Plan or the maximum number of Common Shares available for issuance pursuant to the Share Unit Plan;

(ii) the cancellation and re-issuance of Share Units;

(iii) the extension of the term of a Share Unit beyond the original expiry date;

(iv) the removal or exceeding of the limitations on Common Shares issuable to non-employee directors;

(v) permitting Share Units to be transferable or assignable other than for normal estate settlement purposes;

(vi) the removal or exceeding of the limitation on Common Shares issuable to insiders; or

(vii) an amendment to the amendment provisions of the Share Unit Plan.

APPROVAL OF THE SHARE UNIT PLAN

At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, to pass, without or without variation, the following ordinary resolutions (the "Share Unit Plan Resolutions"):

RESOLVED THAT

1. The Share Unit Plan, as described in this Information Circular, is hereby approved, and the Company is hereby authorized to issue securities pursuant to the Share Unit Plan;

2. The Board be and is hereby authorized and directed to reserve a sufficient number of Common Shares to satisfy the requirements for the issuance of Common Shares under the Share Unit Plan;

3. The unallocated entitlements under the Share Unit Plan are hereby approved and the Company will have the ability to grant units under the Share Unit Plan until the date that is three years from the date of the Meeting, being April 30, 2023; and

4. Any director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such director or officer may, in his or her sole discretion, determine are necessary, desirable or useful to implement the foregoing resolutions.

Pursuant to TSX policies, all unallocated options, rights or entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable, must be approved by the listed issuer's security holders every three years after the institution of the arrangement. Accordingly, if the Share Unit Plan is approved by Shareholders, the Company will be able to grant Share Units pursuant to the terms of the Share Unit Plan until April 30, 2023.

The Board recommends that Shareholders vote FOR the Share Unit Plan Resolutions. Unless otherwise instructed, Common Shares represented by proxies in favour of management will be voted FOR the Share Unit Plan Resolutions.

If the Shareholders do not approve the Share Unit Plan Resolutions, the Board will not be able to implement the Share Unit Plan. This means that the Board will not be able to grant share unit entitlements settled in Common Shares of the Company, and will be required to continue to grant any share unit entitlements under the Company's existing RSU Plan, which may only be settled in cash. In the event that the Share Unit Plan Resolutions are approved, grants of Share Units going forward will be subject to and governed by the terms of the Share Unit Plan.

APPOINTMENT OF AUDITOR

The Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Professional Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 as auditor of the Company at a remuneration to be fixed by the Board. KPMG LLP has been auditor of the Company since August 23, 2011.

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

Nature of Services	Fees Paid to Auditor for Year Ended December 31, 2019	Fees Paid to Auditor for Year Ended December 31, 2018
Audit Fees	C$376,650	C$569,013
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	C$376,650	C$569,013

APPROVAL OF NAME CHANGE TO GALIANO GOLD INC.

At the Meeting, Shareholders will be asked to consider and if deemed advisable approve, with or without variation, the special resolution set forth in Appendix D (the "Name Change Resolution") authorizing an amendment to the Notice of Articles and the Current Articles of the Company to change the name of the Company to "Galiano Gold Inc." or such other name as the Board may approve in its discretion, and as may be acceptable to applicable regulatory authorities, including the TSX (the "Name Change").

The Name Change is subject to acceptance by the Registrar for the Province of British Columbia, the TSX and the NYSE American. The Name Change Resolution will confer discretionary authority on the Board to implement the Name Change or, if it deems appropriate, revoke the Name Change Resolution before it is acted upon.

Purpose of the Name Change

Following the completion of a joint venture transaction with Gold Fields effective July 31, 2018, the Company's effective interest in the Asanko Gold Mine reduced to 45% and even though the Company continue to act as the manager and operator of the Asanko Gold Mine, the Company is no longer the controlling Shareholder of the Asanko Gold Mine.

2019 has also been a transitional year for the Company. The Company strengthened its management team, significantly bolstered its balance sheet and aligned with its joint venture partners on the future development plans for the Asanko Gold Mine in order to focus on free cash flow generation.

These factors have prompted the decision to rebrand the Company and to make the clear distinction between Asanko Gold Inc. and the Asanko Gold Mine.

The Board recommends the Name Change in order to effect greater public awareness and recognition of the ongoing business to be conducted by the Company.

Effect of the Name Change

The change of the Company's name will not by itself affect in any way the validity of currently outstanding share certificates of the Company or the trading of the Company's securities. Shareholders will not be required to surrender or exchange any of the Company's share certificates that they currently hold. If the Name Change Resolution is approved by the requisite 66 2/3% of the votes cast by Shareholders who vote at the Meeting, in person or by proxy and the directors of the Company determine to proceed with the Name Change and the TSX and NYSE American approve the Name Change, the Company will, as soon as possible thereafter, file an amendment to its Notice of Articles with the Registrar under the BCA to give effect to the Name Change. Subject to the preceding conditions, the Company expects to then begin trading on both the TSX and the NYSE American under the ticker "GAU".

Shareholder Approval

Pursuant to the Current Articles of the Company, in order for the Name Change Resolution set out in Appendix D to be effective, it must be approved by the affirmative vote of 66 2/3% of the votes cast by Shareholders who vote at the Meeting, in person or by proxy, in respect thereof. At the Meeting, the special resolution set forth in Appendix D, with or without variation, will be placed before the Shareholders in order to approve the Name Change; however, the Company cannot complete the Name Change without the approval of the TSX and the NYSE American. If Shareholders pass the Name Change Resolution and the TSX and NYSE American approve the Name Change, the Name Change will take effect on a date to be coordinated with the TSX and NYSE American and announced in advance by the Company.

The text of the Name Change Resolution is set forth in Appendix D. Approval of the name Change Resolution will require the affirmative votes of the holders of not less than two-thirds of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting who vote in respect of that resolution. The Board believes that the Name Change is in the best interests of the Company and recommends that Shareholders vote FOR the Name Change Resolution. In the absence of a contrary instruction, the Management Proxyholders intend to vote FOR this resolution.

REMOVAL OF PREFERRED SHARES

The Board wishes to amend the Company's Notice of Articles to remove preferred shares from the authorized share capital of the Company as the Company no longer desires to issue any preferred shares given its size, capital requirements and stage of operations.

Shareholder Approval

In order for the resolution approving the amendment to the Company's Notice of Articles to remove preferred shares from the authorized share capital of the Company (the "Preferred Share Resolution") to be effective, it must be approved by the affirmative vote of 66 2/3% of the votes cast by Shareholders who vote at the Meeting, in person or by proxy, in respect thereof. At the Meeting, the Preferred Share Resolution, the text of which follows this paragraph, with or without variation, will be placed before the Shareholders in order to approve the removal of the preferred shares from the authorized share capital of the Company. If Shareholders pass the Preferred Share Resolution, the Company will coordinate the amendment to its Notice of Articles to remove preferred shares from the authorized share capital of the Company following the Meeting.

The text of the Preferred Share Resolution is as follows:

"RESOLVED THAT:

1. The Notice of Articles of the Company be amended to remove preferred shares and all shares thereof from the authorized share capital of the Company;

2. The Company be authorized to revoke this special resolution and abandon or terminate the amendment of the Notice of Articles of the Company if the Board deems it appropriate and in the best interests of the Company to do so without further confirmation, ratification or approval of the Shareholders; and

3. Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances, including filing of the Notice of Alteration in the Notice of Articles with the BC Registry, as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions."

The Board has determined that the amendment of the Notice of Articles of the Company to remove preferred shares from the authorized share capital of the Company is in the best interests of the Company and its Shareholders and accordingly, the Board recommends that Shareholders vote FOR the above special resolution. In the absence of a contrary instruction, the Management Proxyholders intend to vote FOR this resolution.

If Shareholders do not approve the amendment to the Notice of Articles of the Company, the preferred shares will remain in the authorized share capital as set forth in the current Notice of Articles of the Company.

ADOPTION OF NEW ARTICLES

The Board wishes to replace the Current Articles with new Articles (the "New Articles") in accordance with the provisions of the Company's governing statute, the BCA. The Board believes that the New Articles will modernize the Company's Current Articles and better align with legal and regulatory developments and current corporate governance practices by reporting issuers in Canada and Toronto Stock Exchange listed companies. The special resolution approving the New Articles must be passed by not less than 66 2/3% of the votes cast by Shareholders who are entitled to vote and are present in person or by proxy at the Meeting. The below is a summary of the differences between the Current Articles and the New Articles only and Shareholders should refer to the New Articles in its entirety attached to this Information Circular as Appendix E.

Comparison of Current Articles to New Articles

The main differences between the Current Articles and the New Articles include, but are not limited to:

  Quorum - The Current Articles define the quorum necessary for the transaction of business at a meeting of Shareholders as two Shareholders, or one or more proxyholder(s) representing two Shareholders, or one member and a proxyholder representing another Shareholder. The Current Articles define quorum necessary for the transaction of business at a meeting of directors as such number of the directors as are set by the directors and, if not so set, quorum is deemed to be set at two directors. The New Articles provide:

    at Shareholders' meetings, the quorum is two persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 25% of the issued Common Shares entitled to be voted at the meeting; and

    at directors' meetings, the quorum is a majority of the directors in office or such greater number as the directors may determine from time to time.

  Alternate Directors - The Current Articles allow any director (an "Appointor"), upon notice to the Company, to appoint any person who is qualified to act as a director, to be the Appointor's alternate to act in his or her place at meetings of the directors or committees of the directors at which the Appointor is not present. The New Articles do not allow directors to appoint an alternate director.

  Advanced Notice Provisions - If approved by the Shareholders, the adoption of the New Articles will amend certain of the Advanced Notice Provisions in order to align the Advanced Notice Provisions with Canadian best practice standards, including:

    Notice Period - Under the Current Articles, a nominating Shareholder's notice (a "Nominating Shareholder's Notice") must be made to the Company no more than 65 days prior to the date of an annual meeting of Shareholders and, in the event the annual meeting of Shareholders is less than 40 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting of Shareholders was made, a Nominating Shareholder's Notice may be made not later than the tenth day following the Notice Date. The 65 day maximum notice period is removed from the New Articles and the alternate threshold in the New Articles is increased from 40 days after the Notice Date to 50 days after the Notice Date.

    Required Commitment - Under the Current Articles, a candidate for nomination to the Board must agree, in writing and in advance of the meeting of Shareholders, to comply with all of the Company's policies and guidelines. The New Articles remove this requirement.

  Postponement/Adjournment - In the event the meeting of Shareholders is adjourned or postponed, the Current Articles restrict the time period for giving the Nominating Shareholder's Notice to that established for the originally scheduled meeting. This restriction is removed from the New Articles.

At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, to pass with or without variation, the following special resolution (the "New Articles Resolution"). To be effective, the following New Articles Resolution must be approved by 66 2/3% of the votes cast by Shareholders who are entitled to vote and are present in person or by proxy at the Meeting.

"RESOLVED THAT:

1. The current Articles of the Company be terminated;

2. The form of Articles presented to the Meeting, and attached as Appendix E hereto, be adopted as the Articles of the Company in substitution for, and to the exclusion of, the current Articles;

3. The Company be authorised to revoke this special resolution and abandon or terminate the replacement of the current Articles if the Board deems it appropriate and in the best interests of the Company to do so without further confirmation, ratification or approval of the shareholders; and

4. Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions."

The Board has determined that the adoption of the New Articles are in the best interests of the Company and its Shareholders and accordingly, the Board recommends that Shareholders vote FOR the New Articles Resolution. Unless otherwise instructed, Common Shares represented by proxies in favour of management will be voted FOR the New Articles Resolution.

If the Shareholders do not approve the New Articles, the Company's Existing Articles will remain as the Articles of the Company.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company endorses a "pay for performance" approach for executive compensation in order to reinforce the linkages between compensation and the Company's strategic objectives and risk management processes. The Board believes that a "pay for performance" philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that reinforce the Company's values while also delivering on its corporate objectives, thereby aligning executives' interests with those of the Company's Shareholders. For a detailed discussion of the Company's executive compensation program, please see "Compensation of Executive Officers and Directors".

After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as "Say on Pay"), the Board determined in 2019 to provide Shareholders with an annual non-binding "Say on Pay" advisory vote, beginning in 2020 at the Meeting. The purpose of the "Say on Pay" advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following resolution:

"RESOLVED THAT:

1. On an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of the Company, the Shareholders of the Company accept the approach to executive compensation disclosed in the Management Information Circular of the Company dated March 17, 2020, delivered in advance of the 2020 Annual General and Special Meeting of the Shareholders of the Company."

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions in determining whether there is a need to significantly increase their engagement with Shareholders on compensation and related matters.

The Company will disclose the results of the shareholder "Say on Pay" advisory vote as a part of its report on voting results for the Meeting.

The Board of Directors of the Company recommends that Shareholders vote FOR the approach to executive compensation as described in the Information Circular. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the approach to executive compensation as described in the Information Circular.

INTENTION NOT TO PROPOSE SHAREHOLDER RIGHTS PLAN FOR RENEWAL

On June 7, 2019, the Company's Shareholders approved the Company's Amended and Restated Shareholder Rights Plan. The Shareholder Rights Plan is set to expire at the date of the Company's annual general meeting to be held in 2022.

Coinciding with the proposed rebranding and name change, the Company has renewed its efforts to modernize its corporate governance practices, policies and procedures. Consistent with these initiatives, the Company intends not to propose the Shareholder Rights Plan for renewal in 2022.

CORPORATE GOVERNANCE

Corporate governance refers to the policies, procedures and structure of the board of directors of a company, whose members are elected by and are accountable to the Shareholders of a company. Good corporate governance practices encourage the establishment of a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices; as such practices are both in the interests of Shareholders and help to contribute to effective and efficient decision-making.

This section sets out the Company's approach to corporate governance and addresses the Company's compliance with National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101").

Constitution and Independence of the Board

The Board is currently comprised of seven persons, of whom six are independent directors. After the Meeting, and assuming the election of all proposed directors, six of the seven directors will be independent, including Messrs. Wallace, Fretwell, de Groot, Price, Wright and Ms. Mosely. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Mr. McCunn currently serves as the Company's CEO and as such is not considered to be independent.

Other Directorships

See disclosure under "Election of Directors" above.

Meeting Attendance

The Board facilitates its independent supervision over management by holding regular meetings of the Board to discuss the operations of the Company.

The Board understands the need for it to maintain a significant degree of independence from management. The independent members of the Board meet without management once after every quarterly Board meeting. For the year ended December 31, 2019, the Company held a total of four formal Board meetings and its members were in frequent communication via email and other means. The attendance record of each member of the Board has been noted under "Election of Directors" above.

Board Responsibilities

The Board has overall responsibility for the stewardship of the Company. The Board has made public its "Corporate Governance Policies and Procedures Manual" (the "Corporate Governance Manual") which was adopted effective April 22, 2009 and last amended February 12, 2019. A copy of the Corporate Governance Manual is available at www.asanko.com/Governance/Governance-Documents/default.aspx and includes position descriptions for the chairperson of the Board and each of the Board Committees.

The Board members' responsibilities include:

(a) To oversee management of the Company and, in doing so, at all times to serve the best interests of the Company on behalf of its Shareholders;

(b) To exercise business judgment in discharging their fiduciary duties of care, loyalty and candour, acting on behalf of the Shareholders in the best interests of the Company;

(c) To know and understand the Company and its business by becoming and remaining informed about the Company and all aspects of its business;

(d) To determine and design and implement effective systems of control and gathering of information for periodic and timely reporting on important matters concerning the Company's business, and to periodically review and monitor the integrity of such systems;

(e) To establish and implement policies to protect the Company's confidentiality and proprietary information from unauthorized or inappropriate disclosure and to retain confidentiality of matters addressed in all Board discussions and proceedings; and

(f) To attend Board meetings and committee meetings on which they serve, devoting the necessary time, as frequently as required, to inform themselves of and discuss issues, and to properly discharge their responsibilities.

The Board is empowered by governing corporate law, the Company's Current Articles and the Corporate Governance Manual to manage, or supervise the management of, the affairs and business of the Company.

The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company's operations are developed by Senior Management and reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company's business. It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board, through the Compensation, Nominating and Governance Committee, reviews and discusses succession planning for senior management positions as part of the Company's planning process. The Board has, together with the CEO, developed a written position description for the CEO. As well, the Board meets at least quarterly with the CEO to review and approve the CEO's quarterly and annual objectives.

The Board has delegated responsibility for communication with the public and the Company's Shareholders to its Disclosure Committee. Section IX - Disclosure Controls and Procedures Policy of the Corporate Governance Manual explains the procedures in place that ensure proper dissemination of news releases, and that those Shareholders who request information about the Company receive it in a timely manner. Inquiries by Shareholders are directed to and dealt with by Senior Management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company's external auditors report directly to the Audit Committee. In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company's financial statements and the adequacy and effectiveness of the Company's internal controls and management information systems.

Orientation and Continuing Education

As part of the orientation program, new directors meet with senior management to discuss the business of the Company, Board policies and historical and current operating and financial information, and may tour selected offices of the Company. See Section II - Corporate Governance Overview and Guidelines in the Corporate Governance Manual for more information.

The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies in the natural resource sector. Refer to the section "Occupation, Business or Employment of Directors" for a description of the current principal occupations of the members of the Board of Directors.

The Compensation, Nominating and Governance Committee has determined that the seven director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance. Board members have full access to the Company's records. There are technical presentations at Board meetings and the question and answer portions of these presentations are a valuable learning resource for the non-technical directors.

The following table provides details regarding additional continuing education undertaken by the directors during the year ended December 31, 2019:

Director	Course/Event	Date
Greg McCunn	Asanko Gold Mine site visit TD Securities Mining Conference (Toronto) BMO Metals & Mining Conference European Gold Forum Denver Gold Forum Rodman Renshaw conference 121 Conferences (New York, London)	Various January 2019 February 2019 April 2019 September 2019 September 2019 June, October, November 2019
Shawn Wallace	None	n/a
Gordon Fretwell	Mandated Law Society Continued Education (12 hours)	Various
Marcel de Groot

Mandated Chartered Professional Accountants of British Columbia Professional Development (20 hours)

Cambridge Resources Investment Conference

BMO Metals & Mining Conference

PDAC Mining Conference

Precious Metals Summit (Beaver Creek)

Denver Gold Forum

121 Conferences (New York)

Mines & Money Conference (London)

Various January 2019 February 2019 March 2019 September 2019 September 2019 October 2019 November 2019
Michael Price	Four separate mine site visits Indaba Mining Conference RBC Precious Metals Conference (London) Mines & Money Conference (London) 121 Conferences (Cape Town, London)	Various February 2019 November 2019 November 2019 February, May, November 2019
Judith Mosely	Indaba Mining Conference 121 Conference (Cape Town) PDAC Mining Conference Mines & Money Conference (London)	February 2019 February 2019 March 2019 November 2019
Paul Wright	None	n/a

The orientation and continuing education process will be reviewed on an annual basis and will be revised accordingly.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. This function is carried out by the Compensation, Nominating and Governance Committee whose evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics which is available on the Company's website at www.asanko.com/Governance/Governance-Documents/default.aspx, included within Section XIV - Code of Business Conduct and Ethics in the Corporate Governance Manual (the "Code of Ethics"). The Company's Code of Ethics clearly sets out the Company's standard requirements for the honest and ethical conduct of its directors, officers and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability. The Code of Ethics also clearly states the Company's requirements for fair dealing, and its corporate position on:  conflicts of interest and corporate opportunities and gifts, confidentiality and corporate assets, intellectual property, reporting and the effects of violations.

The Board has a number of procedures in place designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest. In circumstances in which a director has a conflict of interest, the relevant director must declare his or her interest and refrain from voting and the Compensation, Nominating and Governance Committee (without such director's involvement, if necessary) considers the transaction in advance of its consideration by the Board.

Compensation, Nominating and Governance Committee

The Board's Compensation, Nominating and Governance Committee periodically reviews the size of the Board and any possible requirement for an increase or decrease in members of the Board. It also recruits and reviews candidates for the position of director and selects the most appropriate candidates for submission to the Board as a whole for consideration as a potential director nominee. Responsibilities of the Compensation, Nominating and Governance Committee include:

(a) Recommending to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Committee reviews director compensation at least annually;

(b) Annually reviewing the Company's base compensation structure and the Company's incentive compensation and security-based compensation arrangements and recommending changes in or additions to such structure and plans to the Board as needed;

(c) Recommending to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers");

(d) Recommending to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company;

(e) Recommending to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company and establishing incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company's performance and relative shareholder return, the values of similar incentive at comparable companies and the awards given in past years;

(f) Evaluation of the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan and recommending to the Board the incentive compensation payable to Officers under any such incentive compensation plan;

(g) Periodic review with the Chairman and CEO their assessments of corporate officers and senior managers and succession plans, and, in addition, making recommendations to the Board regarding appointments of officers and senior managers;

(h) Oversight of performance evaluation and incentive compensation of non-Officer personnel providing services to the Company;

(i) Administration of the Company's Share Option Plan (and, if approved by the Shareholders, the Share Unit Plan);

(j) Recommending to the Board the criteria for Board membership. In making its recommendation, the Committee considers the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each current director. The Committee reviews with the Board, on an annual basis, the requisite skills and criteria for Board members as well as the composition and size of the Board as a whole in order to ensure that the Board has the requisite expertise, that its membership consists of persons with sufficiently diverse and independent backgrounds, and that its membership consists of an appropriate mix of inside, outside and independent directors;

(k) Identifying and recommending to the Board individuals qualified to become Board members, consistent with the criteria approved by the Board. The Committee also recommends to the Board the nominees for election as directors at any meeting of Shareholders and the persons to be appointed by the Board to fill any vacancies on the Board. The Committee may adopt procedures regarding director candidates proposed by the Shareholders;

(l) Recommending to the Board corporate governance and ethics principles and policies that are applicable to the Company. The Committee monitors legislation, regulatory policies and best industry practices dealing with corporate governance and, from time to time as it deems appropriate, reviews and reassesses the adequacy of the Company's corporate governance principles and practices and recommends any proposed changes to the Board;

(m) Considering questions of independence and possible conflicts of interest of members of the Board and of senior managers and making recommendations regarding such matters to the Board, including the criteria for determining director independence;

(n) Annually recommending assignments to committees of the Board, including recommendations as to the chairperson of committees of the Board, reviewing and making recommendations to the Board concerning the types, duties, functions, size and operation of committees of the Board, reviewing the adequacy of all Board committee charters and making recommendations to the Board for any changes to such charters;

(o) Annually overseeing the evaluation of the Board and its committees to determine whether the Board, its members and its committees are functioning effectively and determining the nature of evaluation, supervising the conduct of evaluation and preparing an assessment of performance of the Board and its committees, to be discussed with the Board;

(p) Considering gender diversity and representation of women on the Board;

(q) Managing Board and committee succession planning; and

(r) Monitoring communications with Shareholders regarding matters of corporate governance.

During 2019, the Compensation, Nominating and Governance Committee was composed of three independent directors, Gordon J. Fretwell (Chairman), Marcel de Groot and William Smart (until his resignation effective December 31, 2019). All of the members of the Compensation, Nominating and Governance Committee are financially literate and each have acted and continue to act as directors of numerous public and private companies and have therefore been involved in compensation issues for such companies. The skills and experience possessed by members of the Compensation, Nominating and Governance Committee acquired as a result of their lengthy and extensive business careers enable them to make decisions on the suitability of the Company's compensation policies and practice.

The Board recognizes that gender diversity is a significant aspect of board diversity and acknowledges the important role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective and effectiveness in the boardroom. The Board adopted a Diversity Policy during 2019 which is included as Appendix F to this Information Circular.

The objective of the Diversity Policy is to promote better corporate governance, performance and effective decision-making by considering only candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities; considering gender diversity and representation of women on the Board; considering other diversity criteria including geographical representation, education, experience, ethnicity, and age; and in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates who meet the Board's and the Company's criteria.

The Company has not adopted any targets for the number of women in executive officer positions, but the adopted Diversity Policy does provide guidance as to various diversity considerations in the future appointment of executive officers. The Company has set an aspirational target of 20% representation of women on the Board by the end of December 31, 2021. For each director vacancy being filled, the Company will require that the candidate pool includes at least 30% women regardless of whether the search is conducted solely by the Company or through an external advisor.

During the year the Company has made some progress towards its aspirational target and, following the appointment of Judith Mosely effective January 1, 2020, currently has one female director (1/7 or 14% of the Board). The Company's executive officers are currently comprised of only three individuals, none of whom are female, however, the Company currently benefits from the service of various female members of its senior management team at the Senior Vice President and Vice President level.

The Company has also not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality in light of discrimination laws.

The Company's Code of Ethics as set out in the Corporate Governance Manual, provides a framework for undertaking ethical conduct in employment. Under the Code of Ethics, the Company will not tolerate any form of discrimination or harassment in the workplace.

See Section VI -Compensation, Nominating and Governance Committee Mandate, respectively, in the Company's Corporate Governance Manual, at www.asanko.com/Governance/Governance-Documents/default.aspx.

Audit Committee

The Audit Committee Mandate is included within Section V - Audit Committee Mandate in the Company's Corporate Governance Manual, at www.asanko.com/Governance/Governance-Documents/default.aspx.

The Audit Committee is composed of three independent directors, Marcel de Groot (Chairman), Gordon J. Fretwell and Michael Price. All of the members of the Audit Committee are financially literate. See the Company's most recent Annual Information Form, filed under the Company's SEDAR profile at www.sedar.com on March 17, 2020, for further information on the relevant education and experience of each member of the Audit Committee.

Each member of the Audit Committee has:

  an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer's financial statements, or experience actively supervising individuals engaged in such activities; and

  an understanding of internal controls and procedures for financial reporting.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets at least quarterly to review quarterly financial statements and management's discussion and analysis and meets at least once annually with the Company's external auditor. The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company's internal control and management information systems and management's discussion and analysis and reviews the annual financial statements with the external auditor.

Safety, Health, Environmental and Corporate Social Responsibility Committee

The Safety, Health, Environmental and Corporate Social Responsibility ("SHEC") Committee's mandate is included within Section VII - Safety, Health, Environmental and CSR Committee Mandate in the Company's Corporate Governance Manual, at www.asanko.com/Governance/Governance-Documents/default.aspx.

During 2019, the SHEC Committee was composed of two independent directors, Michael Price (Chairman) and William Smart (until his resignation effective December 31, 2019), as well as the Company's CEO, Greg McCunn and the Company's former COO, Peter Breese (until his retirement effective July 31, 2019). The SHEC Committee invites the appropriate representatives of senior and mid-level management to its meetings to ensure that directives are well understood and implemented at the appropriate levels within the organization.

The Board, through the SHEC Committee, is responsible for monitoring and reviewing health, safety, environmental and CSR risks, ensuring the Company's compliance with applicable legal and regulatory requirements, and supporting the furtherance of the Company's commitment to a healthy and safe work environment, environmentally sound resource development and community relationships.  The SHEC Committee meets at least quarterly to review reports by management on health, safety, environmental and corporate social responsibility matters. The SHEC Committee will regularly review and make recommendations in regard to the Company's SHEC policies and assesses the health, safety, environment and community management procedures and recommends improvements. Any SHEC incidents are to be reported to the Board as appropriate.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Named Executive Officers

In this section "Named Executive Officer" ("NEOs") means the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

2019 was a transitional year for the Company as it shifted its focus towards free cash flow generation and positive returns for shareholders. To better align the business with the new strategy, the senior management team was strengthened to ensure the Company has the right capabilities to drive our business forward.

Mr. Greg McCunn was appointed Director and CEO effective April 1, 2019. As part of the orderly transition, the former President and CEO, Mr. Peter Breese, assumed the role of President and COO until his retirement effective July 31, 2019.

For the purposes of the following disclosure, each of the following individuals were an "NEO" of the Company during the year ended December 31, 2019:

  Greg McCunn - Director and CEO 1

  Fausto Di Trapani - Executive Vice President and CFO

  Josephat Zvaipa - Executive Vice President and Chief Operating Officer ("COO")

  Peter Breese - former Director, President, CEO and COO 2

  Hugo Truter - former Senior Vice President Projects & Engineering 3

Compensation Governance Highlights

  Low dilution to Shareholders - It is the Compensation, Nominating and Governance Committee's intention to maintain an annual dilution ("burn rate") rate at, or below, a level of 2% of common shares outstanding. The annual burn rate for 2019 was 1.7% (see "Stock Option Overhang, Dilution and Burn Rates" for the calculation of the Company's burn rate);

  Pay for performance - A significant portion of each NEO's compensation is provided in the form of Short-Term Incentive and Long-Term Incentives (stock options and RSUs) in addition to their base salary;

  Regular review of peer group - The Compensation, Governance and Nominating Committee regularly reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company's operations;

  Relevant performance metrics - The performance metrics and expected performance levels for the short-term incentive plan are reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for the Company's Shareholders. In 2019, the CEO's short-term incentive compensation has been directly tied to the Company's Relative Total Shareholder Return. The Company also anticipates that, subject to approval of the Share Unit Plan by Shareholders at the upcoming Meeting, the Company would be in a position, starting in 2021, to provide performance-based equity compensation to management;

  Threshold performance expectations before incentive payouts are made - Threshold performance expectations are set to make sure that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric.  Share option grants, due to the requirement for the Company's share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run;

______________________________________

1 Mr. McCunn was appointed as Director and CEO effective April 1, 2019.

2 Mr. Breese served as Director, President and CEO until April 1, 2019, upon which date Mr. Breese transitioned to the position of Director, President and COO. Effective July 31, 2019, Mr. Breese retired from his position as Director, President and COO.

3 Mr. Truter served in the position of Senior Vice President Projects and Engineering until the position was made redundant effective July 31, 2019.

  Caps on incentive payouts - As modified during 2019, payouts under the Short-term Incentive Plan cannot exceed 100% of target without Board discretion;

  Modest benefits and perquisites - Benefits and perquisites are set at competitive levels, but represent a small part of total NEO compensation;

  Clawback Policy - Beginning in 2017, all Short-Term Incentive, share option grants are subject (and, if the Share Unit Plan is approved by Shareholders, the Share Units will be subject) to clawback in the event that an executive engages in conduct that results in the need for the correction or restatement of financial results;

  No excessive Change of Control or Termination without Cause severance obligations - NEO severance obligations are capped at no higher than 24 months in the case of a Change of Control and 12 months in the case of a termination without Cause;

  Double Triggers - Change of Control provisions in the Company's employment agreements only trigger when there is both a change in control of the Company and a termination of employment;

  Independent Advice - the Compensation, Nominating and Governance Committee from time to time engages its own independent advisor to support its decisions regarding executive and Board compensation;

  Review of compensation risk - The Compensation, Governance and Nominating Committee monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking;

  Say on Pay Vote - In the spirit of good governance, on February 12, 2019, the Board adopted a Say on Pay Policy, a copy of which is included as Appendix G to this Information Circular. See "Advisory Vote on Executive Compensation" for details of the upcoming "Say on Pay" vote at the Meeting;

  "Anti-hedging" policy - As part of the Company's Insider Trading Policy adopted on February 12, 2019, the Board adopted a policy whereby no officer or director shall acquire financial instruments that are designed to hedge or offset a decrease in market value of options or equity securities granted as compensation or held directly or indirectly by the officer or director; and

  Considering future shareholding and retention guidelines - The Company recognizes the importance of ensuring that the interests of directors and executive management is aligned with that of the Company's Shareholders. The Company has not yet adopted shareholding and retention guidelines for directors and executive management. However, as part of the Company's efforts to modernize its corporate governance practices, a Share Unit Plan has been proposed for adoption (refer to Appendix C) as management believes that increasing the amount and importance of equity-based compensation within the Company's compensation strategy will increasingly tie compensation to performance and help facilitate the achievement of any shareholding and retention guidelines that may be adopted in future.

Compensation Consultant or Advisor

The Compensation, Nominating and Governance Committee retained Global Governance Advisors Inc. ("GGA") to assist the Committee in reviewing executive officer and director compensation and to make recommendations surrounding changes to the Company's equity incentive plans. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance.

GGA carried out a detailed review in 2019 related to the Company's 2019 compensation and this review included:

  Reviewing the Company's executive compensation philosophy and peer group to ensure alignment with the Company's objectives;

  Competitive market review of executive compensation levels and design against the marketplace;

  Competitive market review of director compensation levels and design against the marketplace;

  Competitive market review of senior management compensation levels and design against the marketplace;

  Review of the Share Option Plan;

  Review of the proposed Share Unit Plan; and

  Review of the Information Circular relating to 2019 compensation.

In early 2018, GGA carried out a similar review relating to the Company's 2017 compensation and, in light of the timeliness of that review, GGA's service related to 2018 compensation was limited to a review of the Company's prior year Information Circular.

The Company incurred the following fees for GGA's work over the past two (2) years:

Year	Executive Compensation Related Fees	All Other Fees
2019	C$48,100	Nil
2018	C$5,000	Nil

The Compensation, Nominating and Governance Committee reviews all fees and the terms of consulting services provided by its independent compensation consultants before each engagement.

The Company also participates in GGA's annual Global Mining Compensation Survey, which is an industry-leading source of compensation information for Executive, Corporate and Exploration/Mine Site roles on an annual basis. The results of this survey are made available to the chairman of the Compensation, Nominating and Governance Committee for the committee's consideration, along with the results of GGA's annual Report on Executive & Board Remuneration which provide insights on both executive and director compensation levels and practices in the global mining industry for over 250 mining companies.

Compensation Discussion and Analysis

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a) attracting and retaining talented, qualified and effective executives;

(b) motivating the short and long-term performance of these executives; and

(c) better aligning their interests with those of the Company's Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, a short-term incentive plan ("STIP") and a long-term incentive plan ("LTIP").

Peer Group

The Company uses the following criteria when determining appropriate peers for benchmarking compensation levels and design in the marketplace:

  Generally comparable size from a total assets and/or market capitalization perspective;
  Operate within a higher risk of geographical location;
  Mining primarily gold; and
  Currently producing gold from at least one mine.

The peer group defines the competitive market, which the Company uses to guide executive compensation design and pay levels.

Based on the criteria listed above, the following peer group was used for 2019 for the purpose of evaluating the competitiveness of the Company's executive, senior management and director compensation levels and designs:

2019 PEER GROUP FOR ASANKO GOLD INC.
Alio Gold Inc.	Equinox Gold Corp.	Hummingbird Resources PLC
Americas Gold and Silver Corp.	Gold Resource Corp.	Premier Gold Mines Limited
Argonaut Gold Inc.	Golden Star Resources Ltd.	Roxgold Inc.
Avesoro Resources Inc.	Gran Columbia Gold Corp.	Teranga Gold Corporation
Caledonia Mining Corp. Plc	Guyana Goldfields Inc.	TMAC Resources Inc.

An overview of the changes made to the Company's peer group in the past year is illustrated in the graphic below.

The companies removed from the peer group during 2019 reflect the result of (i) the 2018 joint venture transaction which resulted in a reduction in the Company's total assets or (ii) merger and acquisition activity since the last peer group review.

Those companies added to the peer group generally demonstrate similar characteristics to the Company from a size and operations perspective.

In addition to the peer group outlined above, for additional context the Company also evaluates Global Mining industry data for companies of a similar size from a Total Assets perspective from GGA's Global Mining compensation database to provide an overview of broader market trends and practices.

Components of Compensation

The Company offers a total compensation package to the NEOs that is both aligned with the Company's compensation philosophy and with competitive market practice:

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.

Salaries are determined from analysis of similar positions within similar companies, as benchmarked against various independent information sources. Individual experience, individual performance, level of responsibility and the emphasis on other compensation program elements are also considered when setting salary levels.

Short-term Incentive Plan (STIP)	Cash

To recognize short-term (typically annual) efforts and milestone achievements that are designed to link the achievement of personal and annual performance objectives to the Company's business strategy and to the enhancement of shareholder value.

STIP opportunity for each NEO is set based both with reference to competitive market practice, the seniority of the NEO's position and his or her industry experience. Actual bonus payments can range from 0% - 100% of the target bonus opportunity, based upon the achievement of corporate and individual performance targets. Each NEO's annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role in the organization and relative influence over corporate performance objectives. For additional information, see Short-term Incentive Plan below.

Compensation Element	Form	Purpose of Element	Determination
Long-term Incentive Plan (LTIP)	Stock Options and Cash-settled RSUs	Designed to motivate executives and employees to create and grow sustainable shareholder total return over medium- to long-term performance periods and to facilitate key employee retention.

Option award levels are determined in reference to peer group practice and are granted at such levels that total compensation can achieve above-market levels provided that the Company's share price achieves superior returns relative to the competitive market. The Board sets the term and vesting of options under the LTIP. For options, the term cannot exceed five (5) years and the Board will generally fix the vesting terms of all future options such that 1/3 of options granted will vest on the first, second and third anniversaries of the grant date. Cash-settled RSUs will also vest under a similar vesting schedule to options (with a term not exceeding three (3) years) and act as an additional retention vehicle under the Company's LTIP program. If approved at the AGM, RSUs issued under the Share Unit Plan are also expected to vest over a three (3) year term and would be able to be settled in either cash or shares from treasury, at the discretion of the Board.

Benefits and Perquisites	Indirect cash through broad-based plan	Provided to attract and retain the key talent required to manage the organization but are not intended to make-up a significant portion of a NEO's total compensation.

Benefits are provided on a broad basis to the Company's NEOs and other eligible employees with limited perquisites to remain market competitive with the peer group. A specific perquisite will only be provided when the perquisite provides competitive value and promotes retention of key executives.

Compensation Governance

Risk and Executive Compensation

The Company has designed its compensation programs to provide an appropriate balance of risk and reward in relation to its overall business strategy. The Company is of the view that its compensation programs do not incent its executives to take undue risks because executives receive a mix of compensation elements with a significant portion of compensation in the form of long-term equity-based awards. Additionally, the Company's risk mitigation practices include caps on annual incentive payouts to avoid excessive or extreme compensation awards, annual incentive metrics that include a balance of key performance indicators that are not focused on a single financial measure and an Incentive Clawback Policy for both short-term and long-term variable compensation. In addition, the board maintains discretion related to the affordability of the incentive payouts and maintains the right to determine if an incentive is paid.

Incentive Clawback Policy

In 2017, the Board adopted a policy providing for the full or partial forfeiture and recoupment of all forms of incentive compensation, including without limitation, Short-term Incentive awards and option grants under the Option Plan to officers of the Company, including the NEOs, under certain circumstances. This Policy will be applied at the discretion of the Board when:

(a) an executive engages in conduct that results in the need for the correction or restatement of financial results;

(b) the executive received an award calculated on the achievement of those financial results, and

(c) the award received would have been lower had the financial results been properly reported.

The policy requires that when the clawback is triggered, the executive must repay the amount of incentive compensation that is in excess of the incentive compensation the executive would have received if the incentive compensation had been computed in accordance with the results as restated, calculated on an after-tax basis. Should the proposed Share Unit Plan be approved by Shareholders, the Incentive Clawback Policy will also apply to any share unit grants made under the Share Unit Plan.

2019 Compensation Decisions

Base Salary

Actual base salaries paid in 2019 to the NEOs were as follows:

Named Executive Officer and Position	Base Salary ($)
Greg McCunn - Director and CEO [1]	$339,165
Fausto Di Trapani - Executive Vice President and CFO	$399,461
Josephat Zvaipa - Executive Vice President and COO	$405,000
Peter Breese - Former Director, President, CEO and COO [2]	$309,113
Hugo Truter - Former Senior Vice President Projects & Engineering [3]	$242,292

______________________________________
1 Mr. McCunn was appointed as Director and CEO effective April 1, 2019. Mr. McCunn earns a base salary of C$600,000 per annum.

2 Mr. Breese served as President and CEO until April 1, 2019, upon which date Mr. Breese transitioned to the position of President and COO. Effective July 31, 2019, Mr. Breese retired from his position as Director, President and COO.

3 Mr. Truter served in the position of Senior Vice President Projects and Engineering until the position was made redundant effective July 31, 2019.

Short-term Incentive Plan

The STIP award for the NEOs in 2019 was based on a varying combination of the Company's Relative Total Shareholder Return (or "TSR") and the actual achievement of certain Individual Key Performance Indicators ("KPIs"), as set out below:

	CEO	CFO	COO	Former COO	Former SVP Engineering and Projects
Target STIP (% of Base Salary)	100%	75%	75%	n/a	n/a
STIP Award Range (% of Base Salary)	0-100%	0-75%	0-75%	n/a	n/a
Weighting of Corporate TSR	100%	33%	33%	n/a	n/a
Weighting of Individual KPIs	n/a	67%	67%	n/a	n/a

The Company's TSR performance in 2019 was calculated as follows:

Where:

  represents the Company's share price at the beginning of the year;
    represents the Company's share price at the end of the year; and
  represents dividends paid during the year

The Company's TSR is then compared to the TSR of a peer group to be set annually at the discretion of the Compensation, Nominating and Governance Committee. The peer group used for the determination of the 2019 Relative TSR included the following 20 filers:

2019 TSR PEER GROUP
Alio Gold Inc.	Golden Star Resources Ltd.	Roxgold Inc.
Argonaut Gold Inc.	Guyana Goldfields Inc.	SEMAFO Inc.
Avesoro Resources Inc.	Hummingbird Resources PLC	Shanta Gold Limited.
B2 Gold Corp.	Leagold Mining Corp.	Teranga Gold Corporation
Eldorado Gold Corp.	New Gold Inc.	Torex Gold Resources Inc.
Endeavour Mining	Perseus Mining Ltd.	Wesdome Gold Mines Ltd.
Equinox Gold Corp.	Resolute Mining Ltd.

The employees entitlement with regards to the TSR component of STIP is determined as follows:

<25th percentile  nil

>25 < 50th percentile 25% of target STIP

>50 < 75th percentile prorate percentage of target STIP

>75th percentile 100% of target STIP

The Compensation, Nominating and Governance Committee determined that the Company's Relative TSR achievement for 2019 fell within the 67th percentile and therefore resulted in a Relative TSR Multiplier of 67% of Target.

The STIP award levels for 2019 also included Individual KPIs related to each NEO's specific role and operational oversight within the Company (except for the CEO). Individual KPIs for 2019 included, but were not limited to:

  The Asanko Gold Mine safely generating $30 million in free cash flows (on a 100% basis) from July 1, 2019 to December 31, 2020 at an average gold price of $1,250/oz;

  Delivering a NI 43-101-compliant Technical Report which supports updated Mineral Resource and Reserve statements dated December 31, 2019 for the Asanko Gold Mine by February 28, 2020 that is designed to maximize free cash flow over the next 5 years;

  Positioning the balance sheet of the Company and the Asanko Gold Mine joint venture such that free cash flow can be returned to Shareholders in the form of a 5% share buy-back and a sustainable dividend at $1,250/oz gold.

  Improving trading liquidity of the Company to over US$1 million per trading day on either the TSX or NYSE American for three consecutive quarters.

Achievement against Individual KPIs for each of the NEO's for the 2019 year was as follows:

Named Executive Officer and Position	Individual KPIs Achieved in 2019
Greg McCunn - Director and CEO	n/a
Fausto Di Trapani - Executive Vice President and CFO	102% of Target
Josephat Zvaipa - Executive Vice President and COO	96% of Target
Peter Breese - Former Director, President, CEO and COO [1]	n/a
Hugo Truter - Former Senior Vice President Projects & Engineering [2]	n/a

______________________________________
1 Mr. Breese served as President and CEO until April 1, 2019, upon which date Mr. Breese transitioned to the position of President and COO. Effective July 31, 2019, Mr. Breese retired from his position as Director, President and COO and as such no evaluation of personal objectives was carried out for Mr. Breese as at the end of 2019.

2 Mr. Truter served in the position of Senior Vice President Projects and Engineering until the position was made redundant effective July 31, 2019. As such, no evaluation of personal objectives was carried out for Mr. Truter as at the end of 2019.

For the period from January 2019 to December 2019 inclusive, the STIP for each NEOs was determined as follows:

Position	Target STIP (% of Salary)	Relative TSR Multiplier	Individual Performance Multiplier	Actual 2019 STIP Awarded (% of Base Salary)	Actual 2019 STIP Awarded ($)
Director and CEO	100%	67% (100% weighting)	n/a (0% weighting)	67%	$301,480
Executive Vice President and CFO	75%	67% (33% weighting)	102% (67% weighting)	68%	$270,635
Executive Vice President and COO	75%	67% (33% weighting)	96% (67% weighting)	65%	$262,238
Former Director, President, CEO and COO[1]	n/a	n/a	n/a	n/a	$nil
Former Senior Vice President Projects & Engineering[2]	n/a	n/a	n/a	n/a	$nil

Long-term Incentive Plan

Option Plan

The Company's Share Option Plan, dated for reference September 27, 2011 was originally adopted by the Directors of the Company on August 18, 2011 and approved by Shareholders on September 27, 2011 and on June 19, 2014. The Share Option Plan was amended by the Board on May 2, 2017, and on May 22, 2017 which amended Share Option Plan was approved by the Shareholders at the Annual General and Special Meeting of the Company held on June 9, 2017. The Board approved further amendments to the Share Option Plan on March 17, 2020, which amendments are being put forward for approval by Shareholders at the Meeting. A copy of the Share Option Plan, as amended, and a blackline reflecting the proposed amendments to the Share Option Plan are appended to this Information Circular.

The Share Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Share Option Plan is administered by the Compensation Committee of the Board and provides that options are available for issuance to directors, officers, employees and service providers of the Company. The Option Plan is a rolling plan, which provides that the number of Common Shares issuable under the Option Plan, together with all of the Company's other equity based compensation arrangements, will not at any time exceed 9% of the total number of issued and outstanding Common Shares; however, this base of Common Shares increases as options are granted and exercised and as the number of issued and outstanding Common Shares increases.

Material Terms of the Option Plan

The following is a summary of the material terms of the Option Plan:

(a) Persons who are directors, officers, employees or consultants to the Company, its subsidiaries or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Share Option Plan. If the proposed amendments to the Share Option Plan (the "Proposed Amendments") are approved by Shareholders at the Meeting, the definition of "Consultant" will be replaced by the definition of "Service Provider" and the definition of management company will be deleted, meaning that only those consultants or other persons engaged by the Company to provide services for an initial, renewable or extendable period of twelve months or more will be eligible to participate. Additionally, if the Proposed Amendments are approved, grants will be limited to directors, officers, employees and service providers of the Company and its subsidiaries (not affiliates).

(b) Options may be granted only to a person or to a company that is wholly-owned by persons eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its Common Shares, nor issue further Common Shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX. If the Proposed Amendments are approved, this provision will be removed from the Share Option Plan.

(c) All options granted under the Option Plan will be exercisable only by the optionee to whom they have been granted and the options are non-assignable and non-transferable, except in the case of the death of an optionee, in which case any vested option held by the deceased optionee at the date of death will become exercisable by the optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option.

(d) Unless otherwise determined by the Compensation Committee, options vest in stages equally over a period of 36 months, with one-third of such options vesting on each of the first, second and third anniversary of the date of grant, and are subject to the following:

• The optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries or affiliates as well as, at the discretion of Compensation Committee, achieving certain milestones which may be defined by the Compensation Committee from time to time, or receiving a satisfactory performance review by the Company or any of its subsidiaries or affiliates during the vesting period. If the Proposed Amendments are approved, participation in the Share Option Plan by the directors, officers, employees and service providers of affiliates who are not subsidiaries of the Company will be removed;

• The Optionee remaining a director of the Company or any of its affiliates during the vesting period. If the Proposed Amendments are approved, participation in the Share Option Plan by the directors of affiliates who are not subsidiaries of the Company will be removed; and

• If a Change of Control or take-over bid occurs, options which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the Change of Control or take-over bid. If the Proposed Amendments are approved, this provision will be removed, and the Compensation Committee will be given the power to, subject to regulatory approval, amend the Share Option Plan in connection with a Change of Control to assist optionees to tender Common Shares underlying options to, or participate in, such event or to obtain the advantage of holding such underlying Common Shares during such event and to terminate, following the successful completion of such event, options not exercised prior to such successful completion. Moreover, upon the event of a Change of Control, if an officer, employee or service provider to the Company prior to the Change of Control has their relationship with the Company terminated without cause or in such a way to cause such person to have been constructively dismissed within 12 months after the Change of Control, then the options held by such person shall immediately fully vest and become exercisable until the earlier of the expiry date of such options and 90 days from such termination or dismissal;

(e) All options granted under the Share Option Plan are exercisable for a period of up to five years. If the expiry of an option occurs during a period in which participants are restricted from trading Common Shares, the expiry date will be extended to be the tenth business day following such blackout period;

(f) The exercise price of the option is established by the Compensation Committee at the time the option is granted, provided that the exercise price shall not be less the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date of the grant;

(g) Generally, in the case where a participant ceases to be eligible under the Share Option Plan to hold options, the participant may exercise any vested options for one year if such cessation is due to the death of the participant or otherwise for 90 days following the date that the participant ceases to be eligible. In the case where a participant is terminated for cause, such participant's options will not be exercisable following the date of such termination. In the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, unvested options shall be deemed to have vested on the date of the meeting in respect of which the director is not nominated and shall expire on the earlier of the date which is 90 days thereafter and the expiry date of the option;

(h) The Share Option Plan provides that there will be a Change of Control of the Company where one person owns or controls 20% or more of the Common Shares, provided that for persons who hold 20% or more of the Common Shares as of the date of adoption of the Share Option Plan, the aforesaid figure shall be increased to 25%. Upon such Change of Control, all outstanding options under the Option Plan will immediately vest and become exercisable by the participants of the Share Option Plan. If the Proposed Amendments are approved, the definition of Change of Control shall be altered to mean (i) the direct or indirect acquisition by a person, or group of persons, acting jointly, or in concert, of Common Shares which total more than (A) 50% of the then outstanding Common Shares; or (B) 30% of the then outstanding Common Shares followed, within 12 months of such acquisition, by the removal by Shareholders of more than 51% of the then incumbent directors or the election by Shareholders of a majority of the directors to the Board who were not nominees of the Board immediately preceding such election, (ii) the sale of all or substantially all of the assets of the Company, or the consummation of a transaction which has substantially the same effect, or (iii) a transaction which has substantially the same effect as (i) or (ii). Additionally, if the Proposed Amendments to the Share Option Plan are approved, all outstanding options under the Option Plan will not immediately vest and become exercisable upon the event of a Change of Control, instead, the Compensation Committee will be given the power to, subject to regulatory approval, amend the Share Option Plan in connection with a Change of Control to assist optionees to tender Common Shares underlying options to, or participate in, such event or to obtain the advantage of holding such underlying Common Shares during such event and to terminate, following the successful completion of such event, options not exercised prior to such successful completion. Moreover, upon the event of a Change of Control, if an officer, employee or service provider to the Company prior to the Change of Control has their relationship with the Company terminated without cause or in such a way as to cause such person to have been constructively dismissed within 12 months after the Change of Control, then the options held by such person shall immediately fully vest and become exercisable until the earlier of the expiry date of such options and 90 days from such termination or dismissal;

(i) Subject to TSX policies, the Share Option Plan may be amended by the Compensation Committee without Shareholder approval to:

(i) make amendments which are of a typographical, grammatical or clerical nature;

(ii) change the vesting provisions of an option granted under the Share Option Plan;

(iii) change the termination provision of an option granted under the Share Option Plan, which does not entail an extension beyond the original expiry date of such option;

(iv) add a cashless exercise feature payable in cash or Common Shares;

(v) make amendments necessary as a result in changes in securities laws applicable to the Company;

(vi) make such amendments that reduce, and do not increase, the benefits of the Share Option Plan to Service Providers (as such term is defined in the Share Option Plan). The proposed amendments to the Share Option Plan results in this term being removed; or

(vii) if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market.

If the Proposed Amendments are approved by Shareholders, the Share Option Plan may be amended, subject to TSX policies and the provisions of the Share Option Plan, by the Compensation Committee without Shareholder approval to, among other things:

(i) make amendments which are of a typographical, grammatical or clerical nature;

(ii) change the vesting provisions of an option granted under the Share Option Plan;

(iii) change the termination provision of an option granted under the Share Option Plan, which does not entail an extension beyond the original expiry date of such option;

(iv) add a cashless exercise feature;

(v) make amendments necessary as a result in changes in securities laws applicable to the Company; or

(vi) make amendments to the Share Option Plan in connection with a Change of Control to assist optionees to tender underlying Common Shares to, or participate in, the event or obtain the advantage of holding the underlying Common Shares during such event, and to terminate, following the successful completion of such event, the options not exercised prior to the successful completion of the event.

(j) The following amendments to the Share Option Plan or any option granted will require approval of a majority of votes cast by Shareholders at a duly constituted meeting, excluding votes cast by Insiders who are eligible to participate in the Share Option Plan:

(i) any reduction in exercise price or cancellation and reissue of options;

(ii) any amendment that extends the term of an option beyond the original expiry;

(iii) any amendments to increase the number of Common Shares reserved for issuance under the Share Option Plan;

(iv) amendments to the definition of eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments to any limits previously imposed on non-employee director participation;

(v) any amendment which would permit options granted under the Share Option Plan to be transferable or assignable other than for normal estate settlement purposes; and

(vi) amendments to the Share Option Plan amendment provisions.

If the Proposed Amendments are approved by Shareholders, the following amendments will require approval of a majority of votes cast by Shareholders at a duly constituted meeting, excluding votes cast by Insiders who are eligible to participate in the Share Option Plan only when required by applicable TSX Policies:

(i) any increase to the number of Common Shares reserved for issuance under the Share Option Plan or the maximum number of Common Shares available for issuance pursuant to the Share Option Plan;

(ii) any reduction in the exercise price or cancellation and reissue of options;

(iii) any amendments to extend the term of an option beyond the original expiry;

(iv) any amendment to remove or exceed the limitations on non-employee directors contained in the Share Option Plan;

(v) any amendment which would permit options granted under the Share Option Plan to be transferable or assignable other than for normal estate settlement purposes;

(vi) any amendment to remove or exceed the insider participation limits set out in the Share Option Plan; and

(vii) amendments to the Share Option Plan amendment provisions.

(k) The Share Option Plan is subject to restrictions that:

(i) the number of Common Shares issuable to insiders as a group under the Share Option Plan, when combined with Common Shares issuable to insiders under all of the Company's other security-based compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares (as of the Record Date, 20,192,048 Common Shares) within any 12-month period;

(ii) the number of Common Shares issuable to insiders at any time as a group under the Share Option Plan, when combined with Common Shares issuable to insiders under all the Company's other security-based compensation arrangements, may not exceed 9% of the Company's issued and outstanding Common Shares (as of the Record Date, 20,192,048 Common Shares);

(iii) Common Shares being issuable to non-employee directors of the Company under the Share Option Plan, which when combined with all other Common Shares issuable pursuant to any other security-based compensation arrangements of the Company (for avoidance of doubt excluding any previously exercised Options or any other share compensation arrangements already paid), may not collectively exceed 1% of the outstanding Common Shares (as of the Record Date, 2,243,560 Common Shares) and may not exceed for each individual a value of $100,000 in any 12 month period; provided as well that Common Shares issuable under options and any other security-based compensation arrangement of the Company which have been granted to:

(a) any director who was non-independent at the time of grant of options but who subsequently becomes an independent director; and

(b) any director who was an independent director at the time of grant of options but subsequently becomes a non-independent director;

shall in either such case be excluded from the calculation of 1% of the outstanding Common Shares issuable under the Share Option Plan and any other security-based compensation arrangement of the Company.

If the Proposed Amendments are approved by Shareholders, grants to non-employee directors will be subject to an additional limitation, which limits the number of Common Shares issuable to any such director to an annual value not to exceed $150,000 when aggregated with the grant date fair value of any "full value awards" granted to such director under the Company's other security-based compensation arrangements. Additionally, if the Proposed Amendments are approved by Shareholders, the exclusions in respect of (i) directors who were non-independent at the time of the grant of options but who subsequently become independent and (ii) directors who were independent at  the time of the grant of options but subsequently become non-independent will be removed.

Restricted Share Units

The Company commenced with the granting of share-based LTIP awards in 2018 and these share-based LTIP awards currently take the form of cash-settled RSUs, whose value is linked to the performance of the Company's share price over a 3-year vesting period.

The objective of cash-settled RSUs is to attract and retain employees while maintaining alignment of compensation with the long-term share price performance provided to the Company's Shareholders.

If the Share Unit Plan is approved by Shareholders, the Company intends that all Share Unit LTIP awards will be granted pursuant to the Share Unit Plan, which Share Units will be settled in cash, Common Shares or a mix of each. The Company believes that by granting equity settled Share Unit awards, it can promote greater share ownership by the Company's executives and employees. The Share Unit Plan, if approved by Shareholders, will give the Company the flexibility to grant Share Units that are conditional on time or performance vesting criteria, to further strengthen pay and performance alignment over a multi-year period.

RSUs have been granted according to the specific level of responsibility of the particular executive/employee and the number of RSUs for each level of responsibility is determined by the Compensation, Governance and Nominating Committee with lower-level employees receiving a larger portion of their LTIP in the form of RSUs. Consideration will also be made to historical grants made to the executive and the number of RSUs outstanding when determining the amount of RSUs to be granted each year. RSUs will generally vest equally in 1/3 increments on the 1st, 2nd and 3rd anniversaries from grant date.

Due to the non-dilutive settlement of RSUs in cash as opposed to shares from treasury, they will not result in a dilution of Shareholder equity interests and therefore do not require Shareholder approval (see "Approval of Share Unit Plan" for a description of the Shareholder Approval being sought in connection with the proposed Share Unit Plan).

The Plan Administrator, which is the Compensation, Nominating and Governance Committee of the Board, generally relied on the following criteria and analysis to determine the size and allocation of 2019 LTIP grants between Stock Options and RSUs:

Level	Target LTIP (% of Annual Base Salary to be earned over three-year period)	Proportion of Target LTIP award to be awarded in form of Option-based award	Proportion of Target LTIP award to be awarded in form of cash-settled Share-based award
Level 6 Management (CEO)	130%	60%	40%
Level 5 Management (EVPs) - Corporate	115%	60%	40%
Level 5 Management (EVPs) - JV	115%	0%	100%
Level 4 Management (SVPs) - Corporate	105%	50%	50%
Level 4 Management (SVPs) - JV	105%	0%	100%
Level 3 Management - Corporate	75%	40%	60%
Level 3 Management - JV	75%	0%	100%
Level 2 Management - Corporate	50%	20%	80%
Level 2 Management - JV	22.5%	0%	100%

LTIP grants to the Board during 2019 were split 50%/50% between option-based and RSU awards, respectively, and were limited to an option-based award of less than $100,000 per director and total LTIP award of less than $150,000 per director for the year. These limits correspond to the terms of the Company's Share Option Plan and the proposed Share Unit Plan.

LTIP awards remain subject to the Plan Administrator's discretionary recommendations and to the discretion of the Board.

For the fiscal year ended December 31, 2019, the following option grants were made to the NEOs:

Position	Number of Options Granted[1]	Exercise Price (C$)	Grant Date Fair Value of Options ($)[2,3]	Expiration Date
Greg McCunn - Director and CEO	300,000	C$0.86	$98,354	Apr. 1, 2024
Fausto Di Trapani - Executive Vice President and CFO	285,000	C$0.98	$106,997	Feb. 22, 2024
Josephat Zvaipa - Executive Vice President and COO [4]	Nil	n/a	n/a	n/a
Peter Breese - Former Director, President, CEO and COO[5]	400,000	C$0.98	$150,171	Oct. 29, 2020
Hugo Truter - Former Senior Vice President Projects & Engineering[6]	179,000	C$0.98	$67,201	Jan. 31, 2020

(1) Options will vest equally on the 1st, 2nd and 3rd anniversaries from grant date.

(2) Mr. McCunn was appointed as Director and CEO effective April 1, 2019. Grant Date Fair Value of Options granted on April 1, 2019 of C$0.43 is based on a Black-Scholes value calculated using a C$0.86 exercise price and converted into a U.S. dollar at the prevailing exchange rate.

(3) Grant Date Fair Value of Options granted on February 22, 2019 of C$0.493 is based on a Black-Scholes value calculated using a C$0.98 exercise price and converted into a U.S. dollar equivalent at the prevailing exchange rate.

(4) Mr. Zvaipa was employed by the joint venture during the year ended December 31, 2019 and, in keeping with the Company's LTIP award criteria, was not issued any option-based awards

(5) Stock options issued to Mr. Breese continue to vest until July 31, 2020, following which any unvested options will be cancelled.

(6) Stock options issued to Mr. Truter continued to vest until January 31, 2020, following which any unvested options were cancelled.

For the fiscal year ended December 31, 2019, the following RSUs were granted to the NEOs:

Position	Number of RSUs Granted[1]	Share Price on Grant Date (C$)	Grant Date Fair Value of RSUs ($)[2,3]
Greg McCunn - Director and CEO	200,000	C$0.86	$129,636
Fausto Di Trapani - Executive Vice President and CFO	90,120	C$0.98	$66,565
Josephat Zvaipa - Executive Vice President and COO	229,050	C$0.98	$169,182
Peter Breese - Former Director, President, CEO and COO[4]	176,650	C$0.98	$130,478
Hugo Truter - Former Senior Vice President Projects & Engineering	88,620	C$0.98	$65,457

(1) RSUs will vest equally on the 1st, 2nd and 3rd anniversaries from grant date. Payment date of the RSUs is determined by the Board, but shall be no later than December 15th of the third year following the service year for any particular RSU.

(2) Mr. McCunn was appointed as Director and CEO effective April 1, 2019. Grant Date Fair Value of Options granted on April 1, 2019 is based on a C$0.86 underlying share price and converted into a U.S. dollar equivalent using an exchange rate of C$1 = $0.7537.

(3) Grant Date Fair Value of Options granted on February 22, 2019 is based on a C$0.98 underlying share price and converted into a U.S. dollar equivalent using an exchange rate of C$1 = $0.7537.

(4) RSUs issued to Mr. Breese continue to vest until July 31, 2020, following which any unvested units will be cancelled.

Compensation Decisions in 2020 to Date

The review performed by GGA determined that the award criteria applied in calculating LTIP grants resulted in insufficient long-term benefit (relative to LTIP awards made by the Company's peer group). In order to achieve the stated objective of the Company's LTIP plans, GGA recommended that the LTIP award criteria be updated to the following:

Level	Target LTIP (% of Annual Base Salary to be earned annually)	Proportion of Target LTIP award to be awarded in form of Option -based award	Proportion of Target LTIP award to be awarded in form of RSU awards
Level 6 Management (CEO)	150%	60%	40%
Level 5 Management (EVPs)	75%	60%	40%
Level 4 Management (SVPs)	70%	50%	50%
Level 3 Management	40%	40%	60%

Level	Target LTIP (% of Annual Base Salary to be earned annually)	Proportion of Target LTIP award to be awarded in form of Option -based award	Proportion of Target LTIP award to be awarded in form of RSU awards
Level 2 Management	30%	20%	80%

This recommendation was adopted by the Compensation, Nominating and Governance Committee and subsequent to December 31, 2019, the following options were granted to the NEOs who were in the Company's service at the time. These option grants have a 5-year term to expiry and vest in equal installments over a three-year period from grant date:

Name and Position	Grant Date	Options Granted	Option Exercise Price (C$)	Expiry Date
Greg McCunn - CEO	February 28, 2020	959,000	C$1.29	February 28, 2025
Fausto Di Trapani - EVP and CFO	February 28, 2020	424,000	C$1.29	February 28, 2025
Josephat Zvaipa - EVP and COO	February 28, 2020	421,000	C$1.29	February 28, 2025

Subsequent to December 31, 2019, the following cash-settled RSUs were granted to the NEOs for 2020 and will be reported in next year's Summary Compensation Table. These RSU grants vest in equal installments over a three-year period:

Name and Position	Grant Date	RSUs Granted	Underlying Share Price (C$)
Greg McCunn - CEO	February 28, 2020	313,000	C$1.29
Fausto Di Trapani - EVP and CFO	February 28, 2020	138,400	C$1.29
Josephat Zvaipa - EVP and COO	February 28, 2020	137,300	C$1.29

Performance Graph

The following graph compares the yearly change in the Company's cumulative total Shareholder return on its Common Shares as listed on the TSX based on an initial fixed investment of $100 versus the cumulative return on S&P/TSX Composite Total Return Index ("S&P/TSX Composite") and the S&P/TSX Global Gold Index, since January 1, 2015. The graph also shows the relationship between Shareholder value and total compensation for our CEO over the same period, for the purposes of comparing compensation to performance.

Note when viewing the chart below that:

  Total Reported Compensation and Total Realizable Compensation figures for 2014 to 2018 represent compensation for the Company's Former CEO while 2019 figures represent compensation for the Company's Current CEO.

  The total reported compensation for each year represents the aggregate of the total compensation for the CEO as presented in the Summary Compensation Table for each year, inclusive of the grant date fair value of stock options and RSU grants.

  By comparison, the total realizable compensation (the sum total of salary, short-term incentive paid and the currently realizable value of stock options and RSUs) represents the compensation actually paid or payable to the CEO position as of December 31, 2019 for each year.

  As shown in the chart below, the Realizable Compensation for the Company's CEO has generally moved in alignment with Shareholder returns over the past five years, with the exception of 2018.

Prior to 2019, payment of STIP have not been directly linked to share price performance (see factors discussed under "Compensation Discussion and Analysis" above). Therefore, a direct correlation between Total Shareholder Return and cash compensation levels would not necessarily have been expected. Starting in 2019, the Company has tied the CEO's STIP directly to Relative TSR performance, which correlates with the fact that Realizable Compensation in 2019 was higher than Reported Compensation. This reflects the increase in the Company's share price during the year and the Company's above-average Relative TSR performance (67th percentile). The above analysis shows that CEO compensation has generally moved in alignment with the experience of the Company's Shareholders over the past five years with the exception of 2018 where a relative increase in compensation was observed. The relative increase in compensation from 2017 to 2018 was predominantly due to no STIP being paid in 2017, while 2018 compensation reflected the successful completion of a funding solution to extinguish the former senior debt facility of the Asanko Gold Mine, by means of the joint venture agreement completed with Gold Fields Limited on July 31, 2018.

Summary Compensation Table

The compensation paid to the NEOs during the Company's three most recently completed financial years ended December 31, 2019, 2018 and 2017 is as set out below and expressed in US dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share-based awards(6) ($)	Option-based awards(7) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Short-term incentive plans	Long-term incentive plans
Greg McCunn(1) CEO	2019 2018 2017	339,165 Nil Nil	129,636 Nil Nil	98,354 Nil Nil	301,480 Nil Nil	Nil Nil Nil	Nil Nil Nil	4,450 Nil Nil	873,085 Nil Nil
Fausto Di Trapani(2) EVP & CFO	2019 2018 2017	399,461 382,650 370,000	66,565 183,577 Nil	106,997 66,773 218,634	270,635 255,711 Nil	Nil Nil Nil	Nil Nil Nil	2,274 2,449 2,915	845,932 891,160 591,549
Josephat Zvaipa(3) EVP and COO	2019 2018 2017	405,000 396,496 388,722	169,182 183,577 Nil	Nil 70,483 206,487	262,238 268,130 Nil	Nil Nil Nil	Nil Nil Nil	33,375 79,299 77,744	869,795 997,985 672,954
Peter Breese(4) Former President, CEO and COO	2019 2018 2017	309,113 676,260 663,000	130,478 367,154 Nil	150,171 126,128 303,658	Nil 623,665 Nil	Nil Nil Nil	Nil Nil Nil	637,250 12,000 12,000	1,227,012 1,805,207 978,658
Hugo Truter(5) Former SVP Projects & Engineering	2019 2018 2017	242,292 407,213 399,228	65,457 60,678 Nil	67,201 55,644 182,195	Nil 176,730 104,465	Nil Nil Nil	Nil Nil Nil	244,959 12,000 12,000	619,909 712,265 697,888

Notes:

(1) Mr. McCunn was appointed as Director and CEO effective April 1, 2019. Mr. McCunn's compensation has been translated into US dollars at an average exchange rate of C$1 = $0.7537. Mr. McCunn was not compensated as a director of the Company.

(2) Mr. Di Trapani joined the Company on November 1, 2012 as Executive Finance and was appointed as Executive Vice President and CFO on January 11, 2017. Mr. Di Trapani's compensation has been translated into US dollars at an average exchange rate of C$1 = $0.7537.

(3) Mr. Zvaipa joined the Company on July 1, 2013 and was appointed as Managing Director, Ghana effective April 1, 2014. Mr. Zvaipa was appointed Executive Vice President and COO effective August 1, 2019.

(4) Mr. Breese was appointed as President and CEO on October 15, 2012. He served in this capacity until April 1, 2019, when he transitioned to the position of President and COO. Mr. Breese retired from his position as Director, President and COO effective July 31, 2019. Other compensation paid to Mr. Breese during 2019 includes payments in the amount of $625,250 upon termination of his agreement. Mr. Breese was not compensated as a director of the Company.

(5) Mr. Truter was appointed as SVP Projects & Engineering on November 1, 2012. Mr. Truter served in this position until the position was made redundant effective July 31, 2019. Other compensation paid to Mr. Truter during 2019 includes $232,959 in severance paid.

(6) Share-based awards were calculated based on the underlying share price at the date of the award, translated into US dollars at an average exchange rate of C$1 = $0.7537. The weighted average assumptions applied for the year ended December 31, 2019 are disclosed in the Company's Consolidated Financial Statements for the year ended December 31, 2019, filed on SEDAR on February 13, 2020.

(7) Option-based awards were calculated based on the Black Scholes valuation at the date of the award, translated into US dollars at an average exchange rate of C$1 = $0.7537. The weighted average assumptions applied for the year ended December 31, 2019 are disclosed in the Company's Consolidated Financial Statements for the year ended December 31, 2019, filed on SEDAR on February 13, 2020.

Incentive Plan Awards

The following table sets out all option-based and share-based awards outstanding as at December 31, 2019, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)(2)
Greg McCunn	300,000	0.86	04/01/24	C$111,000	200,000	C$246,000
Fausto Di Trapani	175,000	2.08	01/22/20	Nil	n/a	n/a
	100,000	1.98	01/21/21	Nil	n/a	n/a
	180,000	3.98	02/27/22	Nil	n/a	n/a
	180,000	1.07	02/06/23	C$28,800	150,000	C$184,500
	285,000	0.98	02/22/24	C$71,250	90,120	C$110,848
Josephat Zvaipa	300,000	2.08	01/22/20	Nil	n/a	n/a
	150,000	1.98	01/21/21	Nil	n/a	n/a
	170,000	3.98	02/27/22	Nil	n/a	n/a
	190,000	1.07	02/06/23	C$30,400	150,000	C$184,500
	n/a	n/a	n/a	n/a	229,050	C$281,732
Peter Breese(3)	400,000	2.08	01/22/20	Nil	n/a	n/a
	200,000	1.98	10/29/20	Nil	n/a	n/a
	250,000	3.98	10/29/20	Nil	n/a	n/a
	340,000	1.07	10/29/20	C$54,400	300,000	C$369,000
	400,000	0.98	10/29/20	C$100,000	176,650	C$217,280
Hugo Truter(4)	260,000	2.08	01/22/20	Nil	n/a	n/a
	130,000	1.98	04/30/20	Nil	n/a	n/a
	150,000	3.98	04/30/20	Nil	n/a	n/a
	150,000	1.07	04/30/20	C$24,000	n/a	n/a
	179,000	0.98	01/31/20	C$44,750	n/a	n/a

Note:

(1) Calculated based on the Market Price of the underlying Common Shares on December 31, 2019 of C$1.23 and the exercise price of the option.

(2) Calculated based on the Market Price of the underlying Common Shares on December 31, 2019 of C$1.23.

(3) Stock options and RSUs issued to Mr. Breese continue to vest until July 31, 2020, following which any unvested units and options will be cancelled.

(4) Stock options issued to Mr. Truter continued to vest until January 31, 2020, following which any unvested options were cancelled.

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2019, for each NEO:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity long-term incentive plan compensation - Value earned during the year ($)
Greg McCunn(2)	n/a	n/a	n/a
Fausto Di Trapani	Nil	$55,397	n/a
Josephat Zvaipa	Nil	$55,397	n/a
Peter Breese	Nil	$111,592	n/a
Hugo Truter	Nil	$18,442	n/a

Notes:

(1) The value vested is based on the difference between the underlying share price at the date of vesting and the exercise price of the option vesting. As all options were out of the money during the year, this value is $Nil.

(2) Mr. McCunn was appointed as Director and CEO effective April 1, 2019 and the awards granted to him will not vest until April 2020.

Stock Option Overhang, Dilution and Burn Rates

The following table provides a 3-year history of the overhang, dilution and burn rates for the Share Option Plan required under Section 613 of the TSX Company Manual.

	2019		2018		2017
	(#)	(%)	(#)	(%)	(#)	(%)
Overhang	7,690,530	3.4% (1)	6,839,988	3.0% (1)	5,731,871	2.8% (1)
Dilution	12,568,362	5.6% (2)	13,482,427	6.0% (2)	12,578,625	6.2% (2)
Burn Rate	3,803,700	1.7% (3)	2,739,802	1.2% (3)	3,374,000	1.7% (3)

Notes:

(1) The total number of Common Shares reserved for issuance to participants, less the number of Options outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(2) The total number of Options outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(3) The number of Options granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the fiscal year.

Termination and Change of Control Benefits

Written employment agreements are in place between the Company and each of the NEOs. The NEOs are entitled to compensation from the Company in the event of termination without cause. In the event that a NEO's employment agreement is terminated by the Company without cause, the Company must pay a severance payment. For Messrs. McCunn and Di Trapani, the payment is equal to 12 months base salary plus benefits at the time of termination and for Mr. Zvaipa the payment is equal to six months base salary plus benefits at the time of termination.

Each employment agreement also provides for a Change of Control of the Company. The Company has defined what would constitute a change in control in each of its Amended Option Plan and Share Unit Plan, respectively (refer to Appendix A and C). In the case of Messrs. McCunn and Di Trapani, if a termination without cause or a resignation for good reason occurs within 12 months following the Change of Control then the NEO will be entitled to receive an amount equal to 24 months of the NEO's monthly base salary, plus the monthly equivalent of the most recently paid annual bonus and any other monthly benefits. In Mr. Zvaipa's case, if a termination without cause occurs within 12 months following the Change of Control then Mr. Zvaipa will be entitled to receive an amount equal to 12 months of his monthly base salary and any other monthly benefits. Additionally, pursuant to the current Share Option Plan and RSU Plan, in the event of a change in control, all of the NEOs outstanding options and RSUs will immediately vest.

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation for good reason within 12 months following a Change of Control, assuming the triggering event occurred on December 31, 2019, are as follows:

NEO		Termination Without Cause	Change of Control
Greg McCunn	Salary	$452,220	$904,440
	Bonus	$0	$904,440
	RSUs(1)	$0	$185,410
	Other	$10,103	$20,205
Fausto Di Trapani	Salary	$399,461	$798,922
	Bonus	$0	$599,192
	RSUs(1)	$0	$222,603
	Other	$7,919	$15,838
Josephat Zvaipa	Salary	$202,500	$405,000
	Bonus	$0	$0
	RSUs(1)	$0	$351,399
	Other	$6,000	$12,000

Note:

(1) Cash-settled RSUs will vest immediately in the event of a change in control, and will be settled at the prevailing Market Price at the time of a change in control. The value of cash-settled RSUs in the table above was based on RSUs granted as of December 31, 2019 and on the Market Price of the underlying Common Shares as at that date of C$1.23, converted into a U.S. dollar equivalent using an exchange rate of C$1 = $0.7537.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities.

Director Compensation

The following section pertains to the compensation arrangements the Company had with each director, namely Colin Steyn, Gordon J. Fretwell, Shawn Wallace, Marcel De Groot, Michael Price and William Smart during the year ended December 31, 2019. Director fees were comprised of monthly retainers for serving on the Board and Board Committees. Executive officers do not receive additional compensation for serving as directors. Greg McCunn (and Peter Breese until his retirement effective July 31, 2019) is a director but also an NEO and each received no additional compensation for their role as a director. Mr. McCunn's and Mr. Breese's compensation is discussed in the NEO compensation section of this Information Circular.

Director compensation was last adjusted in February 2014 based on the recommendations of an independent consultant who was retained to provide a full review of the Board and Committee compensation with a full set of benchmark company comparisons. The Board approved a compensation structure whereby independent directors are to be remunerated for their services with flat rate annual fees, as follows:

C$
Base Retainer for a Director	C$50,000
Additional Chair of the Board Retainer	C$90,000
Additional Audit Committee Chair Retainer	C$16,000
Additional Retainer for Chairs of Compensation, Nominating and Governance Committee and SHEC Committee, respectively	C$10,000

The Company's Compensation, Governance and Nominating Committee requested its independent compensation consultant, GGA, to conduct a review of the competitiveness of director compensation levels for 2019 against the Company's peer group. While total director compensation levels for 2019 were observed to be generally market competitive, GGA identified some gaps to market as it related to:

  The cash components of Board retainers; and

  The lack of retentions paid to members of Board committees.

The Compensation, Governance and Nominating Committee decided not to make any changes to the cash compensation levels in the table above, however, introduced the following annual retainers to members of the Board committees, effective January 1, 2020:

C$
Retainer for members of the Audit Committee (other than the chair)	C$7,500
Retainer for members of the Compensation, Nominating and Governance Committee (other than the chair)	C$6,000
Retainer for members of the SHEC Committee (other than the chair)	C$6,000

The total compensation provided to the directors, excluding directors who are NEOs, for the Company's most recently completed financial year of December 31, 2019 was:

Name	Fees earned ($)	Share-based awards(3) ($)	Option-based awards(4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Colin Steyn (1)	105,636	66,476	67,577	Nil	Nil	Nil	239,689
Marcel de Groot	49,672	66,476	67,577	Nil	Nil	Nil	183,725
Gordon J. Fretwell	45,156	66,476	67,577	Nil	Nil	Nil	179,209
Michael Price	45,156	66,476	67,577	Nil	Nil	Nil	179,209
Shawn Wallace	37,629	66,476	67,577	Nil	Nil	Nil	171,682
William Smart(2)	37,629	66,476[1]	67,577[2]	Nil	Nil	Nil	171,682

(1) Mr. Steyn, currently the Chair of the Board of the Company, will not be standing for re-election at the Meeting.

(2) Mr. Smart resigned from the Board effective December 31, 2019. As such any unvested options or RSUs were cancelled as at December 31, 2019. Mr. Smart will have 90 days from his resignation to exercise any vested options.

(3) Share-based awards were calculated based on the underlying share price at the date of the award, translated into US dollars at an average exchange rate of C$1 = $0.7537. The weighted average assumptions applied for the year ended December 31, 2019 are disclosed in the Company's Consolidated Financial Statements for the year ended December 31, 2019, filed on SEDAR on February 13, 2020.

(4) Option-based awards were calculated based on the Black Scholes valuation at the date of the award, translated into US dollars at the prevailing exchange rate. The weighted average assumptions applied for the year ended December 31, 2019 are disclosed in the Company's Consolidated Financial Statements for the year ended December 31, 2019, filed on SEDAR on February 13, 2020.

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2019 for each director who was not also an NEO:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Colin Steyn [2]	Nil	$8,679	Nil
Marcel de Groot	Nil	$8,679	Nil
Gordon J. Fretwell	Nil	$8,679	Nil
Michael Price	Nil	$8,679	Nil
Shawn Wallace	Nil	$8,679	Nil
William Smart[3]	Nil	$8,679	Nil

Notes:

(1) The value vested is based on the difference between underlying share price at the date of vesting and the exercise price of the option vesting. As all options were out of the money during the year, this value is $Nil.

(2) Mr. Steyn, currently the Chair of the Board of the Company, will not be standing for re-election at the Meeting.

(3) Mr. Smart resigned from the Board effective December 31, 2019. As such any unvested options or RSUs were cancelled as at December 31, 2019. Mr. Smart will have 90 days from his resignation to exercise any vested options.

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2019 for each director who was not also an NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)
Colin Steyn(2)	80,000	2.08	01/22/20	Nil	Nil	Nil
	60,000	1.98	01/21/21	Nil	Nil	Nil
	42,000	3.98	02/27/22	Nil	Nil	Nil
	15,000	1.07	02/06/23	C$2,400	23,334	C$28,701
	180,000	0.98	02/21/24	C$45,000	90,000	C$110,700
Marcel de Groot	80,000	2.08	01/22/20	Nil	Nil	Nil
	40,000	1.98	01/21/21	Nil	Nil	Nil
	42,000	3.98	02/27/22	Nil	Nil	Nil
	15,000	1.07	02/06/23	C$2,400	23,334	C$28,701
	180,000	0.98	02/21/24	C$45,000	90,000	C$110,700

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)
Gordon J. Fretwell	80,000	2.08	01/22/20	Nil	Nil	Nil
	40,000	1.98	01/21/21	Nil	Nil	Nil
	42,000	3.98	02/27/22	Nil	Nil	Nil
	15,000	1.07	02/06/23	C$2,400	23,334	C$28,701
	180,000	0.98	02/22/24	C$45,000	90,000	C$110,700
Michael Price	80,000	2.08	01/22/20	Nil	Nil	Nil
	40,000	1.98	01/21/21	Nil	Nil	Nil
	42,000	3.98	02/27/22	Nil	Nil	Nil
	15,000	1.07	02/06/23	C$2,400	23,334	C$28,701
	180,000	0.98	02/22/24	C$45,000	90,000	C$110,700
Shawn Wallace	80,000	2.08	01/22/20	Nil	Nil	Nil
	40,000	1.98	01/21/21	Nil	Nil	Nil
	42,000	3.98	02/27/22	Nil	Nil	Nil
	15,000	1.07	02/06/23	C$2,400	23,334	C$28,701
	180,000	0.98	02/22/24	C$45,000	90,000	C$110,700
William Smart(3)	100,000	2.03	03/30/20	Nil	Nil	Nil
	42,000	3.98	03/30/20	Nil	Nil	Nil
	5,000	1.07	03/30/20	C$800	n/a	n/a

Notes:

(1) Calculated based on the market price of the underlying Common Shares on December 31, 2019 of C$1.23 and the exercise price of the option.

(2) Mr. Steyn, currently the Chair of the Board of the Company, will not be standing for re-election at the Meeting.

(3) Mr. Smart resigned from the Board effective December 31, 2019. As such any unvested options or RSUs were cancelled as at December 31, 2019 and were not reflected in the table above. Mr. Smart will have 90 days from his resignation to exercise any vested options.

Director Compensation Decisions in 2020 to Date

As previously discussed, cash compensation levels for directors in 2020 were adjusted only to account for retainers to be paid to each member (other than the respective chairpersons) of the various Board committees. Subsequent to December 31, 2019, the following options were granted to non-NEO directors for 2020 and will be reported in next year's director compensation table:

Name	Options granted	Grant Date	Expiry Date	Option exercise price (C$)
Marcel de Groot	115,000	February 28, 2020	February 28, 2025	C$1.29
Gordon J. Fretwell	115,000	February 28, 2020	February 28, 2025	C$1.29
Michael Price	115,000	February 28, 2020	February 28, 2025	C$1.29
Shawn Wallace	115,000	February 28, 2020	February 28, 2025	C$1.29
Judith Mosely	115,000	February 28, 2020	February 28, 2025	C$1.29

The Compensation, Governance and Nominating Committee also approved the following cash-settled RSUs to non-NEO directors for 2020. These RSU grants vest in equal installments over a three-year period:

Name	Grant Date	RSUs Granted	Underlying Share Price (C$)
Marcel de Groot	February 28, 2020	57,000	C$1.29
Gordon J. Fretwell	February 28, 2020	57,000	C$1.29
Michael Price	February 28, 2020	57,000	C$1.29
Shawn Wallace	February 28, 2020	57,000	C$1.29
Judith Mosely	February 28, 2020	57,000	C$1.29

The Company notes that Colin Steyn will not be standing for re-election at the 2020 AGM and therefore did not grant any Stock Options or RSUs for 2020 as no units would have vested prior to the 2020 AGM.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at December 31, 2019. See "Compensation of Executive Officers" above for a description of the Material Terms of the Option Plan.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (the Plan)	12,568,362 (1)	C$1.93	7,690,530
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	12,568,362 (1)	C$1.93	7,690,530

Notes:

(1) As of December 31, 2019, the outstanding options represented 5.6% of the issued and outstanding Common Shares.

(2) As of March 10, 2020, the Company had 12,523,737 options outstanding and 7,668,311 available for future issuance, representing 5.6% and 3.4% of total Common Shares issued and outstanding, respectively.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no informed person of the Company (generally speaking insiders and related parties of the Company) nor any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's Annual Information Form and in the audited financial statements for the year ended December 31, 2019 and in the related management discussion and analysis and filed under the Company's SEDAR profile at www.sedar.com, along with additional information relating to the Company. Copies of these documents are also available upon request from the Corporate Secretary at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, this 17th day of March, 2020.

BY ORDER OF THE BOARD

/s/ Greg McCunn

Greg McCunn

Chief Executive Officer

APPENDIX A - AMENDED SHARE OPTION PLAN

SHARE OPTION PLAN

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1 The purpose of this Share Option Plan (the "Plan") is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company.  It is the intention of the Company that this Plan will at all times be in compliance with the Company Manual of the Toronto Stock Exchange, and any inconsistencies between this Plan and the TSX Policies (as defined herein), whether due to inadvertence or changes in TSX Policies, will be resolved in favour of the latter.

Definitions

1.2 In this Plan

(a) Applicable Securities Laws means the Securities Act and all other securities legislation, securities regulations and securities rules, and the policies, notices, instruments and orders in force from time to time that are applicable to the Company, including the policies, notices and isntruments of any stock exchange or quotation system on which the Common Shares are listed or posted for trading;

(b) Associate has the meaning set out in the Securities Act;

(c) Blackout Period means any period of time during which an Eligible Participant is unable to trade securities of the Company as a consequence of the implementation of a general restriction on such trading by an authorized Officer or Director pursuant to the Company's governance policies that authorize general and/or specific restrictions on trading in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company's affairs.

(d) Board means the board of directors of the Company;

(e) business day means a day that the TSX is open for trading;

(f) Change of Control means:

(i) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Securities Laws) of Common Shares which, when added to all other Common Shares at the time held directly or indirectly by such Person or Persons, totals for the first time more than 50% of the then outstanding Common Shares; or

(ii) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Securities Laws) of Common Shares which, when added to all other Common Shares at the time held directly or indirectly by such Person or Persons, totals for the first time 30% of the then outstanding Common Shares followed, within 12 months of such event, by the removal, by the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Board who were not nominees of the Company's Board at the time immediately preceding such election; or

(iii) the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(iv) any plan of arrangement, reorganization, merger or other transaction which has substantially the same effect as (i) to (ii) above:

(g) Common Shares means common shares without par value in the capital of the Company;

(h) Company means the company named at the top hereof and includes, unless the context otherwise requires, all of its successors according to law;

(i) Directors means the directors of the Company as may be elected or appointed from time to time;

(j) Distribution has the meaning assigned by Applicable Securities Laws, and generally refers to a distribution of securities by the Company from treasury;

(k) Effective Date for an Option means the date of grant thereof by the Board;

(l) Eligible Participant means a Person who is a bona fide Director, Officer, Employee or Service Provider;

(m) Employee means:

(i) A Person who is a full-time employee of the Company or any of its  subsidiaries or a part-time employee of the Company or any of its subsidiaries not working less than 22 hours per week; or

(ii) a Person who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source).

(n) Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

(o) Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

(p) Full Value Award means an award under a Security Based Compensation Arrangement of the Company that does not provide for the granting of Options;

(q) Insider has the meaning set out in the TSX Policies;

(r) Market Price means the five-day VWAP (as defined and calculated pursuant to TSX Policies);

(s) Non-Employee Director means any Director of the Company who is neither:

(i) an Employee of the Company; or

(ii) a Service Provider of the Company;

(t) Officer means a duly-appointed senior officer of the Company;

(u) Option means the right to purchase Common Shares granted hereunder to an Eligible Participant;

(v) Option Commitment means the notice of grant of an Option delivered by the Company hereunder to an Eligible Participant and substantially in the form of Schedule A attached hereto;

(w) Optioned Shares means Common Shares that may be issued in the future to an Eligible Participant upon the exercise of an Option;

(x) Optionee means the recipient of an Option hereunder;

(y) Outstanding Shares means at the relevant time, the number of issued and outstanding Common Shares of the Company from time to time;

(z) Person means a company, any unincorporated entity, or an individual;

(aa) Plan means this share option plan, the terms of which are set out herein or as may be amended;

(bb) Plan Administrator means the Compensation Committee of the Board or any other committee or sub-committee as designated by the Board provided that the Compensation Committee or any other such committee is comprised entirely of independent Directors;

(cc) Plan Shares means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in §2.2;

(dd) Regulatory Approval means any approval required under TSX Policies and any other approval of any other stock exchange where the Company's shares may be listed;

(ee) Securities Act means the Securities Act, R.S.B.C. 1996, c. 418, or any successor legislation;

(ff) Service Provider means a Person engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more;

(gg) Security Based Compensation Arrangement has the meaning set out in Section 613(b) of the TSX Policies;

(hh) Shareholder Approval means approval by a majority of the votes cast by eligible shareholders of the Company at a duly constituted shareholders' meeting;

(ii) TSX means the Toronto Stock Exchange and any successor thereto; and

(jj) TSX Policies means the rules and policies of the TSX as amended from time to time.

Other Words and Phrases

1.3 Words and phrases used in this Plan but which are not defined in the Plan, but are defined in the TSX Policies, will have the meaning assigned to them in the TSX Policies.

Gender

1.4 Words importing the masculine gender include the feminine or neuter and words in the singular include the plural.

ARTICLE 2
SHARE OPTION PLAN

Establishment of Share Option Plan

2.1 The Plan is hereby established to recognize contributions made by Eligible Participants and to create an incentive for their continuing assistance to the Company and its subsidiaries.

Maximum Plan Shares

2.2 The maximum aggregate number of Common Shares that may be reserved for issuance under the Plan at any point in time is 9% of the Outstanding Shares at the time Optioned Shares are reserved for issuance as a result of the grant of an Option, less any Common Shares reserved for issuance under other Security Based Compensation Arrangements of the Company, unless this Plan is amended pursuant to the requirements of the TSX Policies and in accordance with the terms hereof.

Eligibility

2.3 Options to purchase Common Shares may be granted hereunder to Eligible Participants from time to time by the Plan Administrator.

Options Granted Under the Plan

2.4 All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.5 Subject to specific variations approved by the Plan Administrator in accordance with the terms of this Plan, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Options Not Exercised

2.6 In the event an Option granted under the Plan expires unexercised or is terminated in accordance with this Plan, the Optioned Shares that were issuable thereunder will be returned to Plan Shares and will be eligible for issue.  For greater certainty Options which are exercised thereupon increase the number available to the Plan by the relevant percentage of Outstanding Shares as provided hereunder.

Administration

2.7 The Plan Administrator will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Plan Administrator has the power, subject to adherence with the provisions of the Plan to:

(a) prescribe, amend and rescind rules and regulations relating to the Plan;

(b) select Eligible Participants to receive Options;

(c) determine the form and terms of Options and Option Commitments, provided that they are not inconsistent with the terms of the Plan;

(d) determine the number of Common Shares to be covered by each Option;

(e) determine whether Options will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, any other Security Based Compensation Arrangement;

(f) determine the vesting, exercisability and Expiry Dates of Options, provided that they are not inconsistent with the terms of the Plan;

(g) grant Options hereunder;

(h) issue Common Shares in connection with the proper exercise of Options;

(i) correct any defect, supply any omission or reconcile any inconsistency in the Plan, any Option or any Option Commitment;

(j) determine whether an Option has been earned;

(k) subject to any necessary Regulatory Approval, grant waivers of Option Conditions or amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan, or revocation or alteration of any action taken in connection with the Plan, will, without the prior written consent of all Optionees, alter or impair any Option previously granted under the Plan unless the alteration or impairment occurred as a result of a change in the TSX Policies or other applicable legal requirements; and

(l) make all other determinations necessary or advisable for the administration of the Plan.

Subject to §3.8(h) and compliance with the other terms and conditions of the Plan, any determination made by the Plan Administrator with respect to any Option will be made in its sole discretion at the time of grant of the Option or, unless in contravention of any express term of the Plan or an Option, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Option under the Plan.

Plan Restrictions

2.8 The Plan is subject to restrictions that:

(a) the number of Common Shares that may be issued to Insiders as a group under the Plan in any 12 month period, when combined with Common Shares that may be issued to Insiders under all other Security Based Compensation Arrangements of the Company, shall not exceed 9% of the Outstanding Shares;

(b) the number of Common Shares issuable to Insiders as a group under the Plan at any time, when combined with Common Shares issuable to Insiders under all other Security Based Compensation Arrangements of the Company, shall not exceed 9% of the Outstanding Shares;

(c) the number of Common Shares issuable to Non-Employee Directors of the Company shall not: (i) collectively, together with any Common Shares issuable pursuant to any other Security Based Compensation Arrangement of the Company, exceed 1% of the Outstanding Shares; (ii) exceed for each individual, a grant date fair value of $100,000 in any 12 month period; or (iii) exceed for each individual a value of $150,000 when aggregated with the grant date fair value of any Full Value Awards granted to the individual in any 12 month period under all Security Based Compensation Arrangements of the Company.

Amendment of the Plan by the Plan Administrator

2.9 Subject to the requirements of the TSX Policies, the prior receipt of any necessary Regulatory Approval and the provisions of this Plan, including §2.10, the Plan Administrator may in its absolute discretion, without shareholder approval, amend or modify the Plan or any Option granted, including as follows:

(a) it may make amendments which are of a "housekeeping", typographical, grammatical or clerical nature;

(b) it may change the vesting provisions of an Option granted hereunder;

(c) it may change the termination provision of an Option granted hereunder which does not entail an extension beyond the original Expiry Date of such Option;

(d) it may add a cashless exercise feature;

(e) it may make amendments necessary as a result of changes in Applicable Securities Laws; and

(f) subject to any necessary Regulatory Approval, make amendments to the Plan in connection with a Change of Control to assist Optionees to tender underlying Common Shares to, or participate in, the actual or potential event or to obtain the advantage of holding the underlying Common Shares during such event and to terminate, following the successful completion of such event, on such terms as it sees fit, the Options not exercised prior to the successful completion of such event.

2.10 Notwithstanding §2.9, the following amendments to the Plan or any Option granted will require shareholder approval:

(a) any increase in the number of Shares reserved for issuance under this Plan or the maximum number of Shares available for issuance pursuant to the Plan;

(b) any reduction in Exercise Price or cancellation and reissue of Options or other entitlements;

(c) any amendment that extends the term of an Option beyond the original expiry;

(d) any amendment to remove or exceed the limitations on Non-Employee Directors prescribed in §2.8(g) of the Plan;

(e) any amendment which would permit Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(f) any amendment to remove or exceed the Insider participation limits set out in §2.8(e) and 2.8(f) of this Plan; and

(g) amendments to §2.9 and 2.10 of the Plan.

The threshold for shareholder approval of an amendment shall be a majority of the Company's shareholders present in person or by proxy and entitled to vote at a duly called meeting of the shareholders and shall, if and only to the extent required under Applicable Securities Laws, exclude votes cast by Insiders.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1 The Exercise Price of an Option will be set by the Plan Administrator at the time such Option is allocated under the Plan, and cannot be less than the Market Price calculated the day before the grant.

Term of Option

3.2 An Option can be exercisable for a maximum of five years from the Effective Date.

If the Expiry Date for an Option occurs during a Blackout Period applicable to the relevant Eligible Participant, or within five business days after the expiry of a Blackout Period applicable to the relevant Eligible Participant, then the Expiry Date for that Option will be the date that is the tenth business day after the expiry date of the Blackout Period.

Vesting of Options

3.3 Vesting of Options shall be at the discretion of the Plan Administrator and unless otherwise specified by the Plan Administrator at the time of grant, all Options granted shall vest in stages over a period of 36 months, with one-third of such Options vesting on each of the first, second and third anniversaries of the date of grant.

3.4 Vesting of Options will generally be subject to:

(a) the Eligible Participant remaining employed by or continuing to provide services to the Company or any of its subsidiaries as well as, at the discretion of the Plan Administrator, achieving certain milestones which may be defined by the Plan Administrator from time to time or receiving a satisfactory performance review by the Company or any of its subsidiaries during the vesting period; or

(b) the Eligible Participant remaining as a Director of the Company or any of its Subsidiaries during the vesting period.

3.5 If the Company completes a transaction constituting a Change of Control, and within 12 months following such Change of Control a holder who was also an Officer or Employee of, or Service Provider to, the Company prior to the Change of Control has their employment or service contract or position with the Company or the continuing entity resulting or continuing from such Change of Control (as applicable), terminated without cause, or altered in such a way that the holder is effectively constructively dismissed from their position with the Company, then the Options shall immediately fully vest and become exercisable and shall remain open for exercise until the earlier of their Expiry Date and the date that is 90 days after such termination or dismissal.

Optionee Ceasing to be Director, Employee or Service Provider

3.6 No Option may be exercised after the Optionee has left his employ/office or has been advised by the Company that his services are no longer required or his service contract has expired or been terminated, except as follows:

(a) in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the Expiry Date otherwise applicable to such Option;

(b) subject to the other provisions of this §3.6, an Option granted to any Optionee will expire the earlier of the date of the Expiry Date or 90 days after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option has vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(c) in the case of an Optionee being dismissed from employment or service for cause, such Optionee's Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same; and

(d) in the event of a Director not being nominated for re-election as a Director of the Company, although consenting to act and being under no legal incapacity which would prevent the Director from being a member of the Board, Options granted which are subject to a vesting provision shall be deemed to have vested on the date of the Meeting in respect of which the Director is not nominated, and shall expire on the earlier of the date which is 90 days thereafter and the Expiry Date of the Option.

Non Assignable

3.7 Subject to §3.6(e), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.8 The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a) in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

(b) in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c) in the event the Company pays to holders of Common Shares of record as of a date while an Option is in effect a dividend payable in Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the dividend without an Optionee making any additional payment or giving any other consideration therefor;

(d) in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is outstanding, into another class or series of shares of the Company, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class or series resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(e) in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger, arrangement or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, arrangement, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof.  The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this §3.8(e);

(f) an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

(g) the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder.  Any fractional interest in a Common Share that would, except for the provisions of this §3.8(g), be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

(h) if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this §3.8, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will be granted access to all appropriate records. Such determination will be binding upon the Company and all Optionees.

Dissolution or Liquidation

3.9 In the event of the proposed dissolution or liquidation of the Company, to the extent that an Option has not been previously exercised, the Option will terminate immediately prior to the consummation of the proposed dissolution or liquidation action. The Plan Administrator may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Plan Administrator and give each Optionee the right to exercise his, her or its Options as to all or any part of the Common Shares underlying such Options prior to such date, including, subject to Regulatory Approval,  Common Shares as to which the Option would not otherwise be exercisable.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1 Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

Manner of Exercise

4.2 An Optionee who wishes to exercise his Option may do so by delivering

(a) a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b) a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price of the Optioned Shares being acquired.

Tax Withholding and Procedures

4.3 Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law.  Without limiting the generality of the foregoing, an Optionee who wishes to exercise an Option must, in addition to following the procedures set out in §4.2 and elsewhere in this Plan, and as a condition of exercise:

(a) deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts; or

(b) otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded;

and must in all other respects follow any related procedures and conditions imposed by the Company.

The Company may appoint a share compensation administrative service ("administrative service") at the Company's discretion and expense, to co-ordinate and administer the exercise of Optioned Shares and to co-ordinate the payment of the Exercise Price therefor, including establishment of a web-based exercise and accounting function.

Delivery of Optioned Shares and Hold Periods

4.4 As soon as practicable after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent, or an administrative service, to issue to the Optionee the appropriate number of Optioned Shares. The transfer agent or administrative service will either issue a certificate representing the Option Shares or a written notice in the case of uncertificated shares.  Such certificate or written notice, as the case may be, will bear a legend stipulating any resale restrictions required under Applicable Securities Laws.

Delivery of Optioned Shares and Hold Periods

4.5 No Optionee will have any of the rights of a shareholder of the Company with respect to any Common Shares until the Common Shares are issued as evidenced by the appropriate entry on the securities register of the Company.

ARTICLE 5
GENERAL

Employment and Services

5.1 Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same.  Participation in the Plan by an Optionee will be voluntary.

No Representation or Warranty

5.2 The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common shares issuable thereunder or the tax consequences to an Optionee.  Compliance with Applicable Securities Laws as to the disclosure and resale obligations of each Optionee is the responsibility of such Optionee and not the Company.

Interpretation

5.3 The Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Continuation of the Plan

5.4 This Plan will become effective from and after the date hereof, subject to any required Regulatory Approval, and will remain effective provided that the Plan, or any amended version thereof, receives Shareholder Approval on or before each third annual general meeting of the Company.

Termination

5.5 The Plan Administrator reserves the right in its absolute discretion to terminate the Plan with respect to all Plan Shares in respect of Options which have not yet been granted hereunder.

***

SCHEDULE A

SHARE OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this ________ day of ________________, __________ (the "Effective Date") [Galiano Gold Inc.] (the "Company") has granted to ___________________________________________ (the "Optionee"), an Option to acquire ______________ Common Shares ("Optioned Shares") up to 5:00 p.m. Vancouver Time on the __________ day of ____________________, ______ (the "Expiry Date") at an Exercise Price of Cdn$____________ per share.

Optioned Shares will vest and may be exercised as follows:

{COMPLETE ONE}

____________ In accordance with Section 3.3 of the Plan

or

____________ As follows:

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Plan, which are hereby incorporated herein and forms part hereof.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price.  A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter.

The Company and the Optionee represent that the Optionee under the terms and conditions of the Plan is a bona fide Eligible Participant (as defined in the Plan), entitled to receive Options under TSX Policies.

[GALIANO GOLD INC.]

___________________________________________
Authorized Signatory

APPENDIX B - BLACKLINE OF AMENDED SHARE OPTION PLAN TO SHARE OPTION PLAN

~~ASANKO GOLD INC.~~
~~(the "Company")~~SHARE OPTION PLAN

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1 The purpose of this Share Option Plan (the "Plan") is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company.  It is the intention of the Company that this Plan will at all times be in compliance with the Company Manual of the Toronto Stock Exchange, and any inconsistencies between this Plan and the TSX Policies (as defined herein), whether due to inadvertence or changes in TSX Policies, will be resolved in favour of the latter.

Definitions

1.2 In this Plan

(a) ~~Affiliate means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;~~Applicable Securities Laws means the Securities Act and all other securities legislation, securities regulations and securities rules, and the policies, notices, instruments and orders in force from time to time that are applicable to the Company, including the policies, notices and instruments of any stock exchange or quotation system on which the Common Shares are listed or posted for trading;

(b) Associate has the meaning set out in the Securities Act;

(c) Blackout Period means any period of time during which ~~a participant in the Plan~~an Eligible Participant is unable to trade securities of the Company as a consequence of the implementation of a general restriction on such trading by an authorized Officer or Director pursuant to the Company's governance policies that authorize general and/or specific restrictions on trading ~~by Service Providers~~ in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company's affairs.

(d) Board means the board of directors of the Company;

(e) business day means a day that the TSX is open for trading;

(f) Change of Control ~~includes situations where after giving effect to the contemplated transaction and as a result of such transaction~~means:

(i) ~~any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company, or,~~the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Securities Laws) of Common Shares which, when added to all other Common Shares at the time held directly or indirectly by such Person or Persons, totals for the first time more than 50% of the then outstanding Common Shares; or

(ii) ~~any combination~~the acquisition, directly or indirectly, by any Person or group of Persons~~,~~ acting jointly or in concert ~~by virtue of an agreement, arrangement, commitment or understanding, holds in total a sufficient number of voting shares of the Company or its successor~~(as such term is defined under Applicable Securities Laws) of Common Shares which, when added to all other Common Shares at the time held directly or indirectly by such Person or Persons, totals for the first time 30% of the then outstanding Common Shares followed, within 12 months of such event, by the removal, by the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to ~~affect materially~~ the ~~control~~Board who were not nominees of the Company's Board at the time immediately preceding such election; or ~~its successor,~~

~~where such Person or combination of Persons did not previously hold a sufficient number of voting shares to affect materially control of the Company or its successor.  In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or resulting company is deemed to materially affect control of the Company or resulting company, provided that for Persons who hold 20% or more of the voting shares as of the date of adoption of this Plan, the aforesaid figure shall be increased to 25%;~~

(iii) the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(iv) any plan of arrangement, reorganization, merger or other transaction which has substantially the same effect as (i) to (ii) above:

(g) Common Shares means common shares without par value in the capital of the Company;

(h) Company means the company named at the top hereof and includes, unless the context otherwise requires, all of its ~~Affiliates and~~ successors according to law;

~~(i) Consultant means a Person or Consultant Company, other than an Employee, Officer or Director that:~~

~~(i) provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;~~

~~(ii) provides the services under a written contract between the Company or an Affiliate and the Person or the Consultant Company;~~

~~(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and~~

~~(iv) has a relationship to provide services to the Company or an Affiliate of the Company that enables the Person or Consultant Company to be knowledgeable about the business and affairs of the Company;~~

~~(j) Consultant Company means for a Person, a consultant, a company or partnership of which a Person is an employee, shareholder or partner;~~

~~(k) Continuing Entity has the meaning ascribed thereto in §3.5;~~

(i) ~~(l)~~ Directors means the directors of the Company as may be elected or appointed from time to time~~;~~

~~(m) Disinterested Shareholder Approval means approval by a majority of the votes cast by all the Company's shareholders at a duly constituted shareholders' meeting, excluding votes attached to Common Shares beneficially owned by Insiders who are Service Providers or their Associates~~;

(j) ~~(n)~~ Distribution has the meaning assigned by ~~the~~Applicable Securities ~~Act~~Laws, and generally refers to a distribution of securities by the Company from treasury;

(k)_______~~(o)~~ Effective Date for an Option means the date of grant thereof by the Board;

(l)_______Eligible Participant means a Person who is a bona fide Director, Officer, Employee or Service Provider;

(m)_______~~(p)~~ Employee means:

(i) A Person who is a full-time employee of the Company or any of its  subsidiaries or a part-time employee of the Company or any of its subsidiaries not working less than 22 hours per week; or

(ii) ~~(i)~~ a Person who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source)~~;~~.

~~(ii) a Person who works full-time for the Company or a subsidiary thereof providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or~~

~~(iii) a Person who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;~~

(n)_______~~(q)~~ Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

(o)_______~~(r)~~ Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

(p)_______Full Value Award means an award under a Security Based Compensation Arrangement of the Company that does not provide for the granting of Options;

(q)_______~~(s)~~ Insider ~~means:~~

~~(i) an insider as defined~~has the meaning set out in the TSX Policies ~~or as defined in the Securities Act; or~~

~~(ii) an Associate of any person who is an Insider by virtue of §(i) above;~~

~~(t) Investor Relations Activities means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;~~

~~(u) Management Company Employee means a Person employed by another Person or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or a Person engaged primarily in Investor Relations Activities~~;

(r)_______~~(v)~~ Market Price means the five-day ~~volume weighted average trading price as~~VWAP (as defined and calculated pursuant to TSX Policies);

(s)_______Non-Employee Director means any Director of the Company who is neither:

(i) an Employee of the Company; or

(ii) a Service Provider of the Company;

(t)_______~~(w)~~ Officer means a duly-appointed senior officer of the Company;

(u)_______~~(x)~~ Option means the right to purchase Common Shares granted hereunder to ~~a Service Provider~~an Eligible Participant;

(v)_______~~(y)~~ Option Commitment means the notice of grant of an Option delivered by the Company hereunder to ~~a Service Provider~~an Eligible Participant and substantially in the form of Schedule A attached hereto;

(w)______~~(z)~~ Optioned Shares means Common Shares that may be issued in the future to ~~a Service Provider~~an Eligible Participant upon the exercise of an Option;

(x)_______~~(aa)~~ Optionee means the recipient of an Option hereunder;

(y)_______~~(bb)~~ Outstanding Shares means at the relevant time, the number of issued and outstanding Common Shares of the Company from time to time;

~~(cc) Participant means a Service Provider that becomes an Optionee;~~

(z)_______~~(dd)~~ Person means a company, any unincorporated entity, or an individual;

(aa)______~~(ee)~~ Plan means this share option plan, the terms of which are set out herein or as may be amended;

(bb)______~~(ff)~~ Plan Administrator means the Compensation Committee of the Board or any other committee or sub-committee as designated by the Board provided that the Compensation Committee or any other such committee is comprised entirely of independent Directors;

(cc)______Plan Shares means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in §2.2;

~~(gg) Replacement Securities has the meaning ascribed thereto in §3.5;~~

(dd)______~~(hh)~~ Regulatory Approval means any approval required under TSX Policies and any other approval of any other stock exchange where the Company's shares may be listed;

(ee)______~~(ii)~~ Securities Act means the Securities Act, R.S.B.C. 1996, c. 418, or any successor legislation;

(ff)_______~~(jj)~~ Service Provider means a Person ~~who is a bona fide Director, Officer, Employee, Management Company Employee, Consultant or Consultant Company, and also includes a company, of which 100% of the share capital of which is beneficially owned by one~~engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more ~~Service Providers~~;

~~(kk) Share Compensation Arrangement means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider from Treasury;~~

(gg)______Security Based Compensation Arrangement has the meaning set out in Section 613(b) of the TSX Policies;

(hh)______~~(ll)~~ Shareholder Approval means approval by a majority of the votes cast by eligible shareholders of the Company at a duly constituted shareholders' meeting;

~~(mm) Takeover Bid means a take-over bid as defined in Multilateral Instrument 62-104 (Take-over Bids and Issuer Bids) or the analogous provisions of any other securities legislation applicable to the Outstanding Shares;~~

(ii)_______~~(nn)~~ TSX means the Toronto Stock Exchange and any successor thereto; and

(jj)_______~~(oo)~~ TSX Policies means the rules and policies of the TSX as amended from time to time.

Other Words and Phrases

1.3 Words and phrases used in this Plan but which are not defined in the Plan, but are defined in the TSX Policies, will have the meaning assigned to them in the TSX Policies.

Gender

1.4 Words importing the masculine gender include the feminine or neuter~~,~~ and words in the singular include the plural~~, words importing a corporate entity include individuals, and vice versa~~.

ARTICLE 2
SHARE OPTION PLAN

Establishment of Share Option Plan

2.1 The Plan is hereby established to recognize contributions made by ~~Service Providers~~Eligible Participants and to create an incentive for their continuing assistance to the Company and its ~~Affiliates~~subsidiaries.

Maximum Plan Shares

2.2 The maximum aggregate number of ~~Plan~~Common Shares that may be reserved for issuance under the Plan at any point in time is 9% of the Outstanding Shares at the time ~~Plan~~Optioned Shares are reserved for issuance as a result of the grant of an Option, less any Common Shares reserved for issuance under ~~share options granted under Share~~other Security Based Compensation Arrangements ~~other than this Plan~~of the Company, unless this Plan is amended pursuant to the requirements of the TSX Policies and in accordance with the terms hereof.

Eligibility

2.3 Options to purchase Common Shares may be granted hereunder to ~~Service Providers~~Eligible Participants from time to time by the Plan Administrator.  ~~Service Providers that are not individuals will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its securities, or to issue more of its securities (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX and the Company is obtained.~~

Options Granted Under the Plan

2.4 All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.5 Subject to specific variations approved by the Plan Administrator in accordance with the terms of this Plan, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Options Not Exercised

2.6 In the event an Option granted under the Plan expires unexercised or is terminated ~~by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option~~in accordance with this Plan, the Optioned Shares that were issuable thereunder will be returned to ~~the~~ Plan Shares and will be eligible for issue.  For greater certainty ~~options~~Options which are exercised thereupon increase the number available to the Plan by the relevant percentage of Outstanding Shares as provided hereunder.

Administration

2.7 The Plan Administrator will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder.  Without limiting the generality of the foregoing, the Plan Administrator has the power, subject to adherence with the provisions of the Plan to:

(a)_______prescribe, amend and rescind rules and regulations relating to the Plan;

(b)_______select Eligible Participants to receive Options;

(c)_______determine the form and terms of Options and Option Commitments, provided that they are not inconsistent with the terms of the Plan;

(d)_______~~(a) allot~~determine the number of Common Shares ~~for issuance~~to be covered by each Option;

(e)_______determine whether Options will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, any other Security Based Compensation Arrangement;

(f) determine the vesting, exercisability and Expiry Dates of Options, provided that they are not inconsistent with the terms of the Plan;

(g)_______grant Options hereunder;

(h)_______issue Common Shares in connection with the proper exercise of Options;

~~(b) grant Options hereunder; and~~

(i) correct any defect, supply any omission or reconcile any inconsistency in the Plan, any Option or any Option Commitment;

(j) determine whether an Option has been earned;

(k)_______~~(c)~~ subject to any necessary Regulatory Approval, grant waivers of Option Conditions or amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan, or revocation or alteration of any action taken in connection with the Plan, will, without the prior written consent of all Optionees, alter or impair any Option previously granted under the Plan unless the alteration or impairment occurred as a result of a change in the TSX Policies or other applicable legal requirements; and

(l) make all other determinations necessary or advisable for the administration of the Plan.

Subject to §3.8(h) and compliance with the other terms and conditions of the Plan, any determination made by the Plan Administrator with respect to any Option will be made in its sole discretion at the time of grant of the Option or, unless in contravention of any express term of the Plan or an Option, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Option under the Plan.

~~Terms or Amendments Requiring Disinterested Shareholder Approval~~ Plan Restrictions

2.8 The Plan is subject to restrictions that:

(a) the number of Common Shares that may be issued to Insiders as a group under the Plan in any 12 month period, when combined with Common Shares that may be issued to Insiders under all other ~~Share~~Security Based Compensation Arrangements of the Company, shall not exceed 9% of the Outstanding Shares;

(b)_______the number of Common Shares issuable to Insiders as a group under the Plan at any time, when combined with Common Shares issuable to Insiders under all other Security Based Compensation Arrangements of the Company, ~~may~~shall not exceed 9% of the ~~issued Common~~Outstanding Shares ~~within any 12 month period~~;

(c)_______~~(b)~~ the number of Common Shares issuable to ~~Insiders as a group under the Plan, when combined with Common Shares issuable to Insiders under all other Share Compensation Arrangements~~Non-Employee Directors of the Company~~, may~~ shall not ~~exceed 9% of the Company's issued Common Shares;~~

~~(c) Common Shares being~~: (i) collectively, together with any Common Shares issuable pursuant to ~~Directors who are independent Directors (as defined in §§1.4 and 1.5 of National Instrument 52-110 - Audit Committees) of the Company, which when combined with all other Share Compensation Arrangements of the Company currently in effect for their benefit (for avoidance of doubt excluding any previously exercised Options or any other Share~~any other Security Based Compensation Arrangement ~~already paid), may not collectively~~of the Company, exceed 1% of the Outstanding Shares ~~and may not~~; (ii) exceed for each individual, a grant date fair value of $100,000 in any 12 month period; ~~provided as well that Common Shares issuable under Options and any other Share~~or (iii) exceed for each individual a value of $150,000 when aggregated with the grant date fair value of any Full Value Awards granted to the individual in any 12 month period under all Security Based Compensation Arrangements ~~currently in effect which have been granted to:~~

~~(i) any Director who was non-independent at the time of grant of Options but who subsequently became an independent Director; and~~

~~(ii) any Director who was an independent director at the time of grant of Options but  subsequently becomes a non-independent Director;~~

~~shall in either such case, be excluded from the calculation of 1% of the Outstanding Shares issuable under the Plan;~~

~~(d) Disinterested Shareholder approval shall be required in respect of:~~

~~(i) any amendment which reduces the Exercise Price of an Option;~~

~~(ii) any amendment to extend the term of an Option;~~

~~(iii) amendments to increase any of the limits on the number of Options that may be granted;~~

~~(iv) any amendment to eligible Participants that may permit an increase to the proposed limit on independent Director participation;~~

~~(v) any amendment to the transferability or assignability of an Option;~~

~~(vi) any amendment to this §2.8(d), and~~

~~(vii) any amendments required to be approved by shareholders under applicable law.~~

~~(e) No exercise price of an Option granted to an Insider may be reduced nor an extension to the term of an Option granted to an Insider extended without further approval of the disinterested shareholders~~ of the Company.

Amendment of the Plan by the Plan Administrator

2.9 Subject to the requirements of the TSX Policies ~~and~~, the prior receipt of any necessary Regulatory Approval and the provisions of this Plan, including §2.10, the Plan Administrator may in its absolute discretion, without shareholder approval, amend or modify the Plan or any Option granted, including as follows:

(a) it may make amendments which are of a "housekeeping", typographical, grammatical or clerical nature;

(b) it may change the vesting provisions of an Option granted hereunder;

(c) it may change the termination provision of an Option granted hereunder which does not entail an extension beyond the original Expiry Date of such Option;

(d) it may add a cashless exercise feature ~~payable in cash or Common Shares~~;

(e) it may make amendments necessary as a result of changes in ~~securities laws applicable to the Company~~Applicable Securities Laws; and

(f) subject to any necessary Regulatory Approval, make amendments to the Plan in connection with a Change of Control to assist Optionees to tender underlying Common Shares to, or participate in, the actual or potential event or to obtain the advantage of holding the underlying Common Shares during such event and to terminate, following the successful completion of such event, on such terms as it sees fit, the Options not exercised prior to the successful completion of such event.

~~(g)~~_______(f) ~~if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market~~; and

~~(g) it may make such amendments as reduce, and do not increase, the benefits of this Plan to Service Providers~~.

2.10 Notwithstanding §2.9, the following amendments to the Plan or any Option granted will require shareholder approval:

(a) any increase in the number of Shares reserved for issuance under this Plan or the maximum number of Shares available for issuance pursuant to the Plan;

(b) any reduction in ~~exercise price~~Exercise Price or cancellation and reissue of Options or other entitlements;

(c) any amendment that extends the term of an Option beyond the original expiry;

(d) ~~amendments to eligible Participants that may permit the introduction or reintroduction of non-employee Directors on a discretionary basis or amendments to any limits previously imposed on non-employee Director participation;~~any amendment to remove or exceed the limitations on Non-Employee Directors prescribed in §2.8(c) of the Plan;

(e) any amendment which would permit Options granted under the Plan ~~may~~to be transferable or assignable other than for normal estate settlement purposes;

(f) any amendment to remove or exceed the Insider participation limits set out in §2.8(a) and 2.8(b) of this Plan; and

(g) ~~(f)~~ amendments to ~~these plan amendment provisions.~~ §2.9 and 2.10 of the Plan.

The threshold for shareholder approval of an amendment shall be a majority of the Company's shareholders present in person or by proxy and entitled to vote at a duly called meeting of the shareholders and shall, if and only to the extent required under Applicable Securities Laws, exclude votes cast by Insiders.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1 The Exercise Price of an Option will be set by the Plan Administrator at the time such Option is allocated under the Plan, and cannot be less than the Market Price calculated the day before the grant.

Term of Option

3.2 An Option can be exercisable for a maximum of five years from the Effective Date.

If the Expiry Date for an Option occurs during a Blackout Period applicable to the relevant ~~Service Provider~~Eligible Participant, or within five business days after the expiry of a Blackout Period applicable to the relevant ~~Service Provider~~Eligible Participant, then the Expiry Date for that Option will be the date that is the tenth business day after the expiry date of the Blackout Period.

Vesting of Options

3.3 Vesting of Options shall be at the discretion of the Plan Administrator and unless otherwise specified by the Plan Administrator at the time of grant, all Options granted shall vest in stages over a period of 36 months, with one-third of such Options vesting on each of the first, second and third anniversaries of the date of grant.

3.4 Vesting of Options will generally be subject to:

(a) the ~~Service Provider~~Eligible Participant remaining employed by or continuing to provide services to the Company or any of its subsidiaries ~~and Affiliates~~ as well as, at the discretion of the Plan Administrator, achieving certain milestones which may be defined by the Plan Administrator from time to time or receiving a satisfactory performance review by the Company or any of its subsidiaries ~~and Affiliates~~ during the vesting period; or

(b) the ~~Service Provider~~Eligible Participant remaining as a Director of the Company or any of its ~~Affiliates~~Subsidiaries during the vesting period~~; or~~

~~(c) if a Change of Control or Take Over Bid occurs, Options which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the Change of Control or Take Over Bid~~.

3.5 ~~Notwithstanding §3.4(c), if~~If the Company completes a transaction constituting a Change of Control, and ~~as a result of such Change of Control the holders of Common Shares receive securities of another issuer (the "Continuing Entity") in full substitution or replacement for the Common Shares ("Replacement Securities"), then any Options that have been granted after May 22, 2017 will be adjusted so that the holder would receive such number of Replacement Securities as he, she or it would have received as a result of such Change of Control if the holder had exercised his, her or its Options to purchase Common Shares prior to the completion of the Change of Control and had held such Common Shares on the effective date of such Change of Control. However, if~~ within 12 months following such Change of Control a holder who was also an ~~officer~~Officer or ~~employee~~Employee of, or ~~consultant~~Service Provider to, the Company prior to the Change of Control has their employment or ~~consulting agreement,~~service contract or position~~,~~ with the Company or the ~~Continuing Entity~~continuing entity resulting or continuing from such Change of Control (as applicable), terminated without cause, or altered in such a way that the holder is effectively constructively dismissed from their position with the Company, then the Options shall immediately fully vest and become exercisable and shall remain open for exercise until the earlier of their Expiry Date and the date that is 90 days after such termination or dismissal.

~~Furthermore, if: (i) the Continuing Entity does not (or, upon the occurrence of the Change of Control, will not) substitute or replace, or the nature of the Change of Control does not provide for the full substitution or replacement of, the securities issuable upon the exercise of Options outstanding under the Plan on the above described terms; (ii) the Board determines, acting reasonably, that such substitution or replacement is not practicable or impairs or does not substantially preserve the rights of the holders of Options; (iii) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders  of Options; or (iv) the Replacement Securities are not (or, upon the occurrence of the Change of Control, will not be) listed and posted for trading on a recognizable stock exchange; the outstanding Options will become fully vested and may be exercised by the holder prior to, but conditional upon the consummation of, the Change of Control. Any Options that so vest and have not been exercised will be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Change of Control. If for any reason such Change of Control is not consummated, any Common Shares purchased by the Option holder upon the exercise of an Option for the purposes of participating in the Change of Control or whose vesting has been accelerated pursuant to these provisions will be cancelled and returned to the Company, will be added back to the number of Common Shares, if any, remaining unexercised under the Option, and the Company will refund to the Option holder all consideration paid by it to exercise those Options.~~

Optionee Ceasing to be Director, Employee or Service Provider

3.6 No Option may be exercised after the ~~Service Provider~~Optionee has left his employ/office or has been advised by the Company that his services are no longer required or his service contract has expired or been terminated, except as follows:

(a) in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the ~~date of expiration of the term~~Expiry Date otherwise applicable to such Option;

(b) subject to the other provisions of this §~~3.5~~3.6, an Option granted to any ~~Service Provider~~Optionee will expire the earlier of the date of ~~expiration of~~ the ~~term~~Expiry Date or 90 days after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option has vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(c) in the case of an Optionee being dismissed from employment or service for cause, such Optionee's Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same; and

(d) in the event of a Director not being nominated for re-election as a Director of the Company, although consenting to act and being under no legal incapacity which would prevent the Director from being a member of the Board, Options granted which are subject to a vesting provision shall be deemed to have vested on the date of the Meeting ~~upon~~in respect of which the Director is not ~~re-elected~~nominated, and shall expire on the earlier of the date which is 90 days thereafter and ~~not~~ the ~~expiration of the term~~Expiry Date of the Option.

Non Assignable

3.7 Subject to §~~3.5~~3.6(a), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.8 The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a) in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

(b) in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c)_______in the event the Company pays to holders of Common Shares of record as of a date while an Option is in effect a dividend payable in Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the dividend without an Optionee making any additional payment or giving any other consideration therefor;

(d)_______~~(c)~~ in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is ~~in effect~~outstanding, into another class or series of shares of the Company, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class or series resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(e)_______~~(d)~~ in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger, arrangement or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, arrangement, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof.  The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this §~~3.7~~3.8(e);

(f) ~~(e)~~ an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

(g)_______~~(f)~~ the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder.  Any fractional interest in a Common Share that would, except for the provisions of this §~~3.7~~3.8(g), be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

(h)_______~~(g)~~ if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this §~~3.7~~3.8, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will be granted access to all appropriate records. Such determination will be binding upon the Company and all Optionees.

Dissolution or Liquidation

3.9 In the event of the proposed dissolution or liquidation of the Company, to the extent that an Option has not been previously exercised, the Option will terminate immediately prior to the consummation of the proposed dissolution or liquidation action. The Plan Administrator may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Plan Administrator and give each Optionee the right to exercise his, her or its Options as to all or any part of the Common Shares underlying such Options prior to such date, including, subject to Regulatory Approval,  Common Shares as to which the Option would not otherwise be exercisable.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1 Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

Manner of Exercise

4.2 An Optionee who wishes to exercise his Option may do so by delivering

(a) a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b) a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price ~~by~~of the Optioned Shares being acquired.

Tax Withholding and Procedures

4.3 Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law.  Without limiting the generality of the foregoing, an Optionee who wishes to exercise an Option must, in addition to following the procedures set out in §4.2 and elsewhere in this Plan, and as a condition of exercise:

(a) deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts; or

(b) otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded;

and must in all other respects follow any related procedures and conditions imposed by the Company.

The Company may appoint a share compensation administrative service ("administrative service") at the Company's discretion and expense, to co-ordinate and administer the exercise of Optioned Shares and to co-ordinate the payment of the Exercise Price therefor, including establishment of a web-based exercise and accounting function.

Delivery of Optioned Shares and Hold Periods

4.4 As soon as practicable after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent, or ~~a share compensation~~an administrative service ~~("administrative service") chosen by the Company~~, to issue to the Optionee the appropriate number of Optioned Shares.  The transfer agent or administrative service will either issue a certificate representing the Option Shares or a written notice in the case of uncertificated shares.  Such certificate or written notice, as the case may be, will bear a legend stipulating any resale restrictions required under ~~applicable~~Applicable Securities Laws.

Delivery of Optioned Shares and Hold Periods

4.5 No Optionee will have any of the rights of a shareholder of the Company with respect to any Common Shares until the Common Shares are issued as evidenced by the appropriate entry on the securities ~~laws~~register of the Company.

ARTICLE 5
GENERAL

Employment and Services

5.1 Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same.  Participation in the Plan by an Optionee will be voluntary.

No Representation or Warranty

5.2 The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common shares issuable thereunder or the tax consequences to ~~a Service Provider~~an Optionee.  Compliance with ~~applicable securities laws~~Applicable Securities Laws as to the disclosure and resale obligations of each ~~Participant~~Optionee is the responsibility of such ~~Participant~~Optionee and not the Company.

Interpretation

5.3 The Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Continuation of the Plan

5.4 This Plan will become effective from and after the date hereof, subject to any required Regulatory Approval, and will remain effective provided that the Plan, or any amended version thereof, receives Shareholder Approval on or before each third annual general meeting of the Company.

Termination

5.5 The Plan Administrator reserves the right in its absolute discretion to terminate the Plan with respect to all Plan Shares in respect of Options which have not yet been granted hereunder.

SCHEDULE A

SHARE OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this ________ day of ________________, __________ (the "Effective Date") ~~Asanko~~[Galiano Gold Inc.] (the "Company") has granted to ___________________________________________ (the "Optionee"), an Option to acquire ______________ Common Shares ("Optioned Shares") up to 5:00 p.m. Vancouver Time on the __________ day of ____________________, ______ (the "Expiry Date") at an Exercise Price of Cdn$____________ per share.

Optioned Shares will vest and may be exercised as follows:

{COMPLETE ONE}

____________ In accordance with Section 3.3 of the Plan

or

____________ As follows:

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Plan, which are hereby incorporated herein and forms part hereof.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price.  A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter.

The Company and the Optionee represent that the Optionee under the terms and conditions of the Plan is a bona fide ~~Service Provider~~Eligible Participant (as defined in the Plan), entitled to receive Options under TSX Policies.

~~ASANKO~~[GALIANO GOLD INC.]

________________________________________________

APPENDIX C - SHARE UNIT PLAN

2020 SHARE UNIT PLAN

1. PURPOSE

1.1 This Plan has been established by the Company to assist the Company in the recruitment and retention of highly qualified Directors, Officers, Employees and Service Providers by providing a means to reward superior performance, to motivate Eligible Participants under the Plan to achieve important corporate and personal objectives and, through the issuance of Share Units in the Company to Eligible Participants under the Plan, to better align the interests of Eligible Participants with the long-term interests of shareholders of the Company.

1.2 This Plan shall serve as the successor to the Company's current share unit plan (the "Prior Plan"), and no further awards shall be made under the Prior Plan from and after the effective date of this Plan. All outstanding awards under the Prior Plan immediately prior to the effective date of this Plan shall continue to be governed solely by the terms and conditions of the instrument evidencing such grant and the Prior Plan, and no provision of this Plan shall affect or otherwise modify the rights or obligations of holders of such awards.

2. PLAN DEFINITIONS AND INTERPRETATIONS

In this Plan, the following terms have the following meanings:

(a) "Account" means the bookkeeping account established and maintained by the Company for each Eligible Participant in which the number of Share Units of the Eligible Participant are recorded;

(b) "Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(c) "Beneficiary" means any person designated by the Eligible Participant as his or her beneficiary under the Plan in accordance with Section 14.1 or, failing any such effective designation, the Eligible Participant's legal representative;

(d) "Board" means the board of directors of the Company;

(e) "Change of Control" means:

(i) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Law) of Company Shares which, when added to all other Company Shares at the time held directly or indirectly by such Person or Persons, totals for the first time more than 50% of the then outstanding Company Shares; or

(ii) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Law) of Company Shares which, when added to all other Company Shares at the time held directly or indirectly by such Person or Persons, totals for the first time 30% of the then outstanding Company Shares followed, within 12 months of such event, by the removal, by the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Board who were not nominees of the Company's Board at the time immediately preceding such election; or

(iii) the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(iv) any plan of arrangement, reorganization, merger or other transaction which has substantially the same effect as (i) to (ii) above.

(f)  "Company" means [Galiano Gold Inc.] and includes, unless the context otherwise requires, all of its successors according to law;

(g) "Company Shares" means the common shares without par value in the capital of the Company;

(h) "Director" means the directors of the Company as may be elected or appointed from time to time;

(i) "Eligible Participant" means a Person who is a bona fide Director, Officer, Employee or Service Provider;

(j) "Employee" means:

(i) a Person who is a full-time employee of the Company or any of its subsidiaries or a part-time employee of the Company or any of its subsidiaries not working less than 22 hours per week; or

(ii) a Person who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source).

(k)  "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended;

(l) "Expiry Date" means the date on which a Share Unit lapses as specified in the Grant Agreement therefor or in accordance with the terms of this Plan;

(m) "Fiscal Year" means a fiscal year of the Company;

(n) "Grant Agreement" means an agreement between the Company and an Eligible Participant under which Share Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(o) "Grant Date" of a Share Unit means the date a Share Unit is granted to an Eligible Participant under the Plan;

(p) "Insider" has the meaning set out in the rules and policies of the TSX, as amended from time to time;

(q) "Market Price" means the five-day VWAP (as defined and calculated pursuant to rules and policies of the TSX, as amended from time to time);

(r) "Non-Employee Director" means any Director of the Company who is neither:

(i) an Employee of the Company; or

(ii) a Service Provider of the Company;

(s) "Payout Date" means, subject to acceleration in accordance with Section 7, a date selected by the Company, in accordance with and as contemplated by Sections 3.2 and 6.1;

(t) "Person" means a company, any unincorporated entity or an individual;

(u) "Plan" means this Share Unit Plan;

(v) "Plan Administrator" means the Compensation Committee of the Board or any other committee or sub-committee as designated by the Board to administer the Plan, provided that the Compensation Committee or any other such committee is comprised entirely of independent Directors, and provided further that if the Company ceases to qualify as a "foreign private issuer" (as defined in Rule 3b-4 under the Exchange Act), the Plan Administrator shall be a committee of the Board comprised of not less than two Directors, and each member of the committee shall be a "non-employee director" within the meaning of Rule 16b-3;

(w) "Rule 16b-3" means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation;

(x) "Section 409A" means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;

(y) "Securities Act" means the U.S. Securities Act of 1933, as amended;

(z) "Security Based Compensation Arrangement" has the meaning set out in Section 613(b) of the rules and policies of the TSX, as amended from time to time;

(aa) "Service Provider" means a Person engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more;

(bb) "Share Unit" means a unit credited by means of an entry on the books of the Company to an Eligible Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit, cash, a Company Share or a combination thereof, as determined by the Plan Administrator, in an amount equal to the Market Price of the Vested Share Unit on the Payout Date, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;

(cc) "Stock Exchange Rules" means the applicable rules of any stock exchange upon which the Company Shares are listed;

(dd) "TSX" means the Toronto Stock Exchange; and

(ee) "Vested Share Units" shall mean Share Units in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.

2.2 In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

3. GRANT OF SHARE UNITS AND TERMS

3.1 The Company may grant Share Units to such Eligible Participant or Eligible Participants in such number and at such times as the Company may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Eligible Participant for a Fiscal Year or otherwise as compensation, including as an incentive for future performance by the Eligible Participant.

3.2 In granting any Share Units pursuant to Section 3.1, the Company shall designate:

(a) the number of Share Units which are being granted to the Eligible Participant;

(b) any time based conditions as to vesting of the Share Units to become Vested Share Units;

(c) any performance based conditions as to vesting of the Share Units to become Vested Share Units;

(d) the Payout Date, which shall in no event be later than the Expiry Date;

(e) the form of payout; and

(f) the Expiry Date;

which shall be set out in the Grant Agreement.

3.3 The conditions may relate to all or any portion of the Share Units in a grant and may be graduated such that different percentages of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions.

3.4 Each grant of Share Units hereunder shall be subject to any policy of the Company that may be in place from time to time relating to the "clawback" of the value of any Share Units hereunder in certain circumstances.

4. GRANT AGREEMENT

4.1 Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Company may, in its sole discretion, deem appropriate.

5. SHARE UNIT GRANTS AND ACCOUNTS

5.1 An Account shall be maintained by the Company for each Eligible Participant. On the Grant Date, the Account will be credited with the Share Units granted to an Eligible Participant on that date.

6. PAYOUTS

6.1 On each Payout Date, the Eligible Participant shall be entitled to receive, and the Company shall issue and/or pay, a payout with respect to those Vested Share Units in the Eligible Participant's Account to which the Payout Date relates.

6.2 No fractional Company Shares shall be issued and any fractional entitlements will be rounded down to the nearest whole number.

6.3 Company Shares issued by the Company from treasury under Section 6.1 of this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Company would have received if the Company Shares had been issued for money.

6.4 The Company or a subsidiary of the Company may withhold from any amount payable by the Company to an Eligible Participant, including income or any other payments, such amount as may be necessary so as to ensure that the Company or the subsidiary of the Company will be able Applicable Law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of an Eligible Participant. Each of the Company or the subsidiary of the Company shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of an Eligible Participant any Company Shares which would otherwise be issued to an Eligible Participant hereunder.

7. CHANGE OF CONTROL

7.1 Subject to Section 16 hereof, notwithstanding the conditions as to vesting of Share Units contained in any individual Grant Agreement, if at any time within one year from the date of a Change of Control an Eligible Participant who was also an Officer or Employee of, or Service Provider to, the Company prior to the Change of Control has their employment or service contract or position with the Company or the continuing entity resulting or continuing from the Change of Control (as applicable), terminated without cause, or altered in such a way that the holder is effectively constructively dismissed from their position with the Company, all outstanding Share Units held by such Eligible Participant shall become Vested Share Units and the Payout Date in connection with such Eligible Participant's Vested Share Units shall be accelerated to the date of such Eligible Participant's termination or dismissal and the Company shall issue Company Shares and/or pay cash to such Eligible  Participant with respect to such Vested Share Units in accordance with Section 6; provided that in the event that any Share Units are subject to performance based vesting conditions, then an assessment shall be done by the Plan Administrator and the vesting of such Share Units shall accelerate only to the extent that such performance based vesting conditions are considered, in the Plan Administrator's discretion, to have been satisfied.

8. TERMINATION OF EMPLOYMENT AND FORFEITURES

8.1 Subject to Section 7.1, on the date that an Eligible Participant has left employ or office with the Company, or has been advised by the Company that his, her or its services are no longer required, or on the date such Eligible Participant's service contract has expired or been terminated, any Share Units in such Eligible Participant's Account which are not Vested Share Units shall terminate and be forfeited.

8.2 Except (i) as otherwise provided in Section 16, (ii) to the extent that an Eligible Participant's Vested Share Units are subject to U.S. Federal Income Tax, and (iii) to the extent that Section 409A applies to an Eligible Participant's Vested Share Units; then in the event the Eligible Participant leaves employ or office with the Company, is advised by the Company that his, her or its services are no longer required or such Eligible Participant's service contract expires or is terminated prior to the Payout Date with respect to any Vested Share Units in such Eligible Participant's Account, the Payout Date with respect to such Vested Share Units shall, notwithstanding any provision in the Grant Agreement, be accelerated to the date that the Eligible Participant leaves employ or office with the Company, is advised by the Company that his, her or its services are no longer required or such Eligible Participant's service contract is expired or terminated, respectively, and the Company shall, as soon as practicable following such date, issue Company Shares and or make payment to such Eligible Participant, or Beneficiary thereof, as applicable, with respect to such Vested Share Units in accordance with Section 6.

9. FORFEITED UNITS

9.1 Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.

10. ALTERATION OF NUMBER OF COMPANY SHARES SUBJECT TO THE PLAN

10.1 In the event that the Company Shares shall be subdivided or consolidated into a different number of Company Shares or a distribution shall be declared upon the Company Shares payable in Company Shares, the number of Share Units then recorded in the Eligible Participant's Account shall be adjusted by replacing such number by a number equal to the number of Company Shares which would be held by the Eligible Participant immediately after the distribution, subdivision or consolidation, should the Eligible Participant have held a number of Company Shares equal to the number of Share Units recorded in the Eligible Participant's Account on the record date fixed for such distribution, subdivision or consolidation.

10.2 In the event that the Company Shares shall be changed into another class or series of shares of the Company, the Share Units then recorded in the Eligible Participant's Account shall be adjusted by replacing the number of Company Shares by the number and type of shares which would be held by the Eligible Participant immediately after the change, should the Eligible Participant have held a number of Company Shares equal to the number of Share Units recorded in the Eligible Participant's Account on the record date fixed for such change, and each reference to Company Share in the Plan shall be a reference to the type of shares so exchanged for the Company Shares.

10.3 In the event there shall be a capital reorganization, reclassification or change of outstanding Company Shares (other than a change in the par value thereof) of the Company, a consolidation, merger, arrangement or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety, other than as specified in Section 10.1, then there shall be substituted for each Company Share referred to in the Plan or for each share into which such Company Share shall have been so changed or exchanged, the kind of securities into which each outstanding Company Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Eligible Participant's Account, such adjustment, if any, to be reasonably determined by the Plan Administrator and to be effective and binding for all purposes.

10.4 An adjustment will take effect at the time of the event giving rise to the adjustment and the adjustments provided for in this Section 10 are cumulative.

10.5 In the case of any such substitution, change or adjustment as provided for in this Section 10, the variation shall generally require that the aggregate Market Price of the Share Units then recorded in the Eligible Participant's Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Price after the variation.

10.6 If any questions arise at any time with respect to the substitutions, changes or adjustments provided for in this Section 10, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of chartered accountants, in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will be granted access to all appropriate records. Such determination will be binding upon the Company and all Eligible Participants.

11. RESTRICTIONS ON ISSUANCES

11.1 Share Units may be granted by the Company in accordance with this Plan provided the aggregate number of Company Shares reserved for issuance at the time of grant of Share Units: (i) pursuant to the Plan, shall not exceed 5% of the number of issued and outstanding Company Shares at such time, and (ii) when combined with the Company Shares reserved for issuance under any other Security Based Compensation Arrangement of the Company, shall not exceed 9% of the number of issued and outstanding Company Shares at such time, provided in each case that Company Shares reserved for issuance pursuant to Share Units which are redeemed or surrendered, cancelled or terminated without having been redeemed will again be available for issuance under the Plan and also provided that the Company Shares underlying Share Units which are redeemed for cash, Company Shares or a combination of cash and Company Shares will again be available for issuance under this Plan.

11.2 The maximum number of Company Shares issuable to Insiders pursuant to Section 6.1 of the Plan, together with any Company Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 9% of the total number of outstanding Company Shares. The maximum number of Company Shares that may be issued to Insiders pursuant to Section 6.1 of the Plan, together with any Company Shares that may be issued to Insiders pursuant to any other Security Based Compensation Arrangement, within any 12 month period, shall not exceed 9% of the total number of outstanding Company Shares.

11.3 The number of Company Shares issuable to Non-Employee Directors of the Company collectively pursuant to Section 6.1 of the Plan, together with any Company Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time shall not exceed 1% of the total number of outstanding Company Shares. The number of Share Units granted to Non-Employee Directors under the Plan, in combination with all other equity awards granted to Non-Employee Directors under any other Security Based Compensation Arrangement, shall be limited to an annual equity award value (based on grant date fair value as determined by the Plan Administrator) of $150,000 per non-Employee Director, provided that the total annual equity award value (based on grant date fair value as determined by the Plan Administrator) of stock options issuable to any Non-Employee Director shall not exceed $100,000.

12. AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1 Subject to the provisions herein, the Plan may be amended, suspended or terminated at any time by the Plan Administrator in whole or in part. No amendment of the Plan shall, without the consent of the Eligible Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Eligible Participants with respect to Share Units granted prior to the date of the amendment.

12.2 The Company may, without notice, at any time and from time to time, and without shareholder approval, amend the Plan, any entitlement granted hereunder or any provisions hereof in such manner as the Company, in its sole discretion, determines appropriate, including, without limitation:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c) to change the vesting provisions and/or the termination provisions applicable to Share Units, provided that such change does not entail an extension of the Expiry Date of the Share Units beyond the original Expiry Date of the Share Units;

(d) to make the amendments contemplated by Section 16.1(f);

(e) to make any amendments necessary or advisable because of any change in Applicable Law; or

(f) to make amendments in connection with a Change of Control to assist Eligible Participants to tender underlying Company Shares to, or participate in, the actual or potential event or to obtain the advantage of holding the underlying Company Shares during such event and to terminate, following the successful completion of such event, on such terms as it sees fit, the Share Units not redeemed prior to the successful completion of such event, provided, however, that:

(g) no such amendment of the Plan may be made without the consent of each affected Eligible Participant in the Plan if such amendment would adversely affect the rights of such affected Eligible Participant(s) under the Plan; and

(h) shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i) any increase in the number of Company Shares reserved for issuance under this Plan or the maximum number of Company Shares available for issuance pursuant to the Plan;

(ii) the cancellation and re-issuance of Share Units;

(iii) the extension of the term of a Share Unit beyond the original Expiry Date;

(iv) the removal or exceeding of the limitation on Non-Employee Directors prescribed in Section 11.3 of the Plan;

(v) permitting Share Units to be transferable or assignable other than for normal estate settlement purposes pursuant to Section 15.2;

(vi) the removal or exceeding of the Insider participation limits set out in Section 11.2; or

(vii) an amendment to the amendment provisions of the Plan contained in this Section 12.

12.3 If the Company terminates the Plan, Share Units previously credited shall, at the discretion of the Plan Administrator, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions, in either case without shareholder approval.

13. ADMINISTRATION

13.1 The Plan shall be administered by the Plan Administrator subject to Applicable Laws.  The Plan Administrator shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan. Subject to Section 10.6, all actions taken and decisions made by the Plan Administrator shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Eligible Participants and their beneficiaries and legal representatives, each subsidiary of the Company and the Company.  All expenses of administration of the Plan shall be borne by the Company.

13.2 The Company shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Company shall determine, the Company shall furnish the Eligible Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Eligible Participant. Such statement shall be deemed to have been accepted by the Eligible Participant as correct unless written notice to the contrary is given to the Company within 30 days after such statement is given to the Eligible Participant.

13.3 The Company may, at its discretion, appoint one or more persons or companies to provide services in connection with the Plan including without limitation, administrative and record-keeping services.

14. BENEFICIARIES AND CLAIMS FOR BENEFITS

14.1 Subject to the requirements of Applicable Law, an Eligible Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Eligible Participant. An Eligible Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Company may from time to time determine.

15. GENERAL

15.1 The transfer of an Employee from the Company to a subsidiary of the Company, from a subsidiary of the Company to the Company or from a one subsidiary of the Company to another subsidiary of the Company shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if an Eligible Participant is placed on such other leave of absence which is considered by the Company as continuing intact the employment relationship.

15.2 The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns.  The interest of any Eligible Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of Applicable Law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by an Eligible Participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the Eligible Participant, the Eligible Participant's spouse, the Eligible Participant's minor children or the Eligible Participant's minor grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Eligible Participant's beneficiary, on such terms and conditions as are appropriate for such transferees to be included in the class of transferees who may rely on a Form S-8 registration statement under the Securities Act to sell Company Shares received pursuant to the Share Unit.

15.3 The Company's grant of any Share Units or issuance of any Company Shares hereunder is subject to compliance with Applicable Law applicable thereto. As a condition of participating in the Plan, each Eligible Participant agrees to comply with all Applicable Law and agrees to furnish to the Company or a subsidiary of the Company all information and undertakings as may be required to permit compliance with Applicable Law.

15.4 An Eligible Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a shareholder of the Company in respect of any Share Units.

15.5 Neither designation of an Employee as an Eligible Participant nor the grant of any Share Units to any Eligible Participant entitles any Eligible Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan.  Neither the Plan nor any action taken thereunder shall interfere with the right of the Company or a subsidiary of the Company to terminate an Eligible Participant's employment, or service under contract, at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.

15.6 Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Employee's employment or any consultant's contractual relationship with the Company or a subsidiary of the Company.

15.7 The Plan shall be an unfunded obligation of the Company. Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Company (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. The right of the Eligible Participant or Beneficiary to receive a payout pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Company.

15.8 This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.

16. SECTION 409A

16.1 It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.  Notwithstanding anything in the Plan to the contrary, the Company may provide in the applicable Grant Agreement with respect to Share Units granted to Eligible Participants whose benefits under the Plan are or may become subject to Section 409A, such terms and conditions as may be required for compliance with Section 409A.  In addition, the following will apply to the extent that an Eligible Participant's Share Units are subject to Section 409A:

(a) Except as permitted under Section 409A, any Share Units, or payment with respect to Share Units, may not be reduced by, or offset against, any amount owing by the Eligible Participant to the Company or a subsidiary of the Company.

(b) If an Eligible Participant otherwise would become entitled to receive payment in respect of any Share Units as a result of his or her ceasing to be an Employee, a Service Provider or Director, any payment made on account of such person ceasing to be an Employee or Service Provider shall be made at that time only if the Eligible Participant has experienced a "separation from service" (within the meaning of Section 409A).

(c) If an Eligible Participant is a "specified employee" (within the meaning of Section 409A) at the time he or she otherwise would be entitled to payment as a result of his or her separation from service, any payment that otherwise would be payable during the six-month period following such separation from service will be delayed and shall be paid on the first day of the seventh month following the date of such separation from service or, if earlier, the Eligible Participant's date of death.

(d) An Eligible Participant's status as a specified employee shall be determined by the Company as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Company that are subject to Section 409A.

(e) Each Eligible Participant, any beneficiary or the Eligible Participant's estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Eligible Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Company nor any subsidiary of the Company or affiliate shall have any obligation to indemnify or otherwise hold such Eligible Participant or beneficiary or the Eligible Participant's estate harmless from any or all of such taxes or penalties.

(f) If and to the extent that Share Units would otherwise become payable upon a Change of Control, such payment will occur at that time only if such Change of Control also constitutes a "change in ownership", a "change in effective control" or a "change in the ownership of a substantial portion of the assets of the Company" as defined under Section 409A and applicable regulations (a "409A Change in Control").  If a Change of Control that is not also a 409A Change in Control, unless otherwise permitted under Section 409A the time for the payment of Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable Grant Agreement as if such Change of Control had not occurred.

(g) In the event that the Plan Administrator determines that any amounts payable under the Plan will be taxable to an Eligible Participant under Section 409A prior to payment to such Eligible Participant of such amount, the Company may (i) adopt such amendments to the Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Plan Administrator determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and  Grant Agreement and/or (ii) take such other actions as the Company determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

(h) In the event the Company terminates the Plan in accordance with Section 12.3, the time and manner of payment of amounts that are subject to 409A will be made in accordance with the rules under Section 409A.  The Plan will not be terminated except as permitted under Section 409A.  No change to the termination provisions of Share Units or the Plan pursuant to Section 12.2(d) will be made except as permitted under Section 409A.

EFFECTIVE DATE:  [●], 2020

APPENDIX D - SPECIAL RESOLUTION RELATED TO NAME CHANGE

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF

ASANKO GOLD INC.

(the "Company")

RE: Name Change

WHEREAS the Company wishes to obtain the requisite shareholder approval to change the name ("Name Change") of the Company from "Asanko Gold Inc." to "Galiano Gold Inc.", or such other name as the board of directors may approve in its discretion, as more fully described in the management information circular of the Company dated March 17, 2020.

NOW THEREFORE BE IT RESOLVED as a Special Resolution that:

1. subject to the approval of the Toronto Stock Exchange, the New York Stock Exchange American and the Registrar of Companies, the name of the Company be changed from "Asanko Gold Inc." to "Galiano Gold Inc.", or such other name as the board of directors may approve in its discretion;

2. the amendments to the Notice of Articles and Articles of the Company as may be necessary to give effect to the name change are hereby approved;

3. any one director or officer of the Company is hereby authorized and directed to sign all documents and do all things necessary or desirable to effect such alteration, including the filing of a Notice of Alteration with the Registrar of Companies;

4. any director or officer of the Company is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing; and

5. notwithstanding that this resolution has been duly passed (and the Name Change approved) by the Shareholders of the Company, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company to revoke this resolution at any time and to not proceed with the Name Change.

APPENDIX E - NEW ARTICLES

Certificate of Incorporation No. BC1173573

BUSINESS CORPORATIONS ACT

ARTICLES

of

[GALIANO GOLD INC.]

ARTICLE 1
INTERPRETATION

1.1 Definitions.  In these Articles (the "Articles"), unless the context otherwise requires:

"board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

"Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

"Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

"legal personal representative" means the personal or other legal representative of a shareholder;

"registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

"seal" means the seal of the Company, if any; and

"Securities Act" means the Securities Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to the Act;

1.2 Business Corporations Act and Interpretation Act Definitions Applicable.  The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

ARTICLE 2
SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure.  The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate.  Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3 Shareholder Entitled to Certificate or Acknowledgement.  Unless the shares of which the shareholder is the registered owner are uncertificated shares within the meaning of the Business Corporations Act, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail.  Any share certificate or non-transferable written acknowledgement of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company (including the Company's transfer agent or legal counsel) is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement.  If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:

(a) order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(b) issue a replacement share certificate or acknowledgement, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement.  If a share certificate or a non-transferable written acknowledgement of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(a) proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(b) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates.  If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee.  There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9 Recognition of Trusts.  Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

ARTICLE 3
ISSUE OF SHARES

3.1 Directors Authorized.  Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts.  The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage.  The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue.  Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a) consideration is provided to the Company for the issue of the share by one or more of the following:

(i) past services performed for the Company;

(ii) property;

(iii) money; and

(b) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights.  Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

ARTICLE 4
SHARE REGISTERS

4.1 Central Securities Register.  As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register.  The Company must not at any time close its central securities register.

ARTICLE 5
SHARE TRANSFERS

5.1 Registering Transfers.  A transfer of a share of the Company must not be registered unless:

(a) a duly signed instrument of transfer in respect of the share has been received by the Company;

(b) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c) if a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company.

5.2 Form of Instrument of Transfer.  The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder.  Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer.  If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(a) in the name of the person named as transferee in that instrument of transfer; or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required.  Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6 Transfer Fee.  There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

ARTICLE 6
TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death.  In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative.  The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

ARTICLE 7
PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares.  Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2 Purchase When Insolvent.  The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a) the Company is insolvent; or

(b) making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares.  If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may cancel, sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a) is not entitled to vote the share at a meeting of its shareholders;

(b) must not pay a dividend in respect of the share; and

(c) must not make any other distribution in respect of the share.

ARTICLE 8
BORROWING POWERS

8.1 Borrowing Powers.  The Company, if authorized by the directors, may:

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

ARTICLE 9
ALTERATIONS

9.1 Alteration of Authorized Share Structure.  Subject to Article 9.2 and the Business Corporations Act, and the special rights and restrictions attached to the shares of any class or series, the Company may by special resolution:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f) alter the identifying name of any of its shares; or

(g) otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2 Special Rights and Restrictions.  Subject to the Business Corporations Act and the special rights and restrictions attached to the shares of any class or series, the Company may by special resolution:

(a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 Change of Name.  The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4 Other Alterations.  If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

ARTICLE 10
MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings.  Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting.  If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders.  The directors may, whenever they think fit, call a meeting of shareholders, which meetings may be held in or outside of the Province of British Columbia or at any place in or outside Canada.

10.4 Notice for Meetings of Shareholders.  The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

10.5 Record Date for Notice.  The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6 Record Date for Voting.  The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice.  The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 Notice of Special Business at Meetings of Shareholders.  If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.9 Class Meetings and Series Meetings of Shareholders.  Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply, with the necessary changes and so far as they are applicable, to a class meeting or a series meeting of shareholders holding a particular class or series of shares.

ARTICLE 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business.  At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;

(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) consideration of any reports of the directors or auditor;

(iv) the setting or changing of the number of directors;

(v) the election or appointment of directors;

(vi) the appointment of an auditor;

(vii) the setting of the remuneration of an auditor;

(viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix) any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority.  The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum.  Subject to the special rights and restrictions attached to the shares of any class or series of shares and Article 11.4, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold shares to which are attached at least 25% of the votes attached to all of the issued shares of the Company entitled to be voted at the meeting.

11.4 One Shareholder May Constitute Quorum.  If there is only one shareholder entitled to vote at a meeting of shareholders:

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend.  In addition to those persons who are entitled to vote at a meeting of the shareholders, the only other persons entitled to be present at the meeting are the directors, the officers, any lawyer for the Company, the auditor of the Company, any other persons invited by the directors and any persons entitled or required under the Business Corporations Act or these Articles to be present at a meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum.  No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum.  If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting.  If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair.  The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any; or

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair.  If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments.  The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting.  It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decision by Show of Hands or Poll.  Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands, or the functional equivalent of a show of hands by means of electronic, telephonic or other communications facility unless a poll, before or on the declaration of the result of the vote by show of hands or the functional equivalent of a show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result.  The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands (or the functional equivalent) or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded.  No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote.  In the case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll.  Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a) the poll must be taken:

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment.  A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute.  In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes.  On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 Demand for Poll.  No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting.  The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies.  The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three-month period, the Company may destroy such ballots and proxies.

11.24 Meeting by Telephone or Other Communications Medium.  Shareholder meetings may be held in person or, if the directors so determine, may be held entirely or partially by means of telephonic, electronic or other communication facilities that permit all participants at the meeting to communication with each other during the meeting. A shareholder or proxy holder who participates in a meeting in a manner contemplated by this Article 11.24 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

ARTICLE 12
VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares.  Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity.  A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders.  If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders may vote at any meeting of shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b) if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders.  Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder.  If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must:

(i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b) if a representative is appointed under this Article 12.5:

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company or its transfer agent by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies.  Articles 12.7 to 12.16 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders.  Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders.  A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder.  A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy.  A proxy for a meeting of shareholders must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting;

(b) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting; or

(c) be received in any other manner determined by the board or the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages or by using such available internet or telephone voting services as may be approved by the directors.

12.11 Validity of Proxy Vote.  A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b) at the meeting by the chair of the meeting, before any vote in respect of which the proxy has been given has been taken.

12.12 Form of Proxy.  A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[Galiano Gold Inc.]

(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment or postponement of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): _______________.

Signed this ______ day of __________, _____.

(Signature of shareholder)

(Name of shareholder - printed)

12.13 Revocation of Proxy.  Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b) provided, at the meeting, to the chair of the meeting before any vote in respect of which the proxy has been given has been taken.

12.14 Revocation of Proxy Must Be Signed.  An instrument referred to in Article 12.13 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Chair May Determine Validity of Proxy.  The chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Article 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting, and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

12.16 Production of Evidence of Authority to Vote.  The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

ARTICLE 13
DIRECTORS

13.1 First Directors; Number of Directors.  The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a) if the Company is a public company, the greater of three and the most recently set of:

(i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) the number of directors set under Article 14.4;

(b) if the Company is not a public company, the most recently set of:

(i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) the number of directors set under Article 14.4.

13.2 Change in Number of Directors.  If the number of directors is set under Articles 13.1(a)(i) or 13.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy.  An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors.  A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5 Remuneration of Directors.  The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors.  The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors.  If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director.  Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ARTICLE 14
ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting.  At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors may elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director.  No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the Business Corporations Act; or

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3 Failure to Elect or Appoint Directors.  If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4 Places of Retiring Directors Not Filled.  If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, then those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, then the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies.  Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act.  The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, then the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7 Shareholders May Fill Vacancies.  If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, then the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors.  Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment

14.9 Ceasing to be a Director.  A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders.  The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors.  The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable or similar offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

14.12 Nomination of Directors.

(a) Subject only to the Business Corporations Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

(i) (by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(iii) by any person (a "Nominating Shareholder") (A) who, at the close of business on the date of the giving of the notice provided for below in this Article 14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this Article 14.12.

(b) In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given (i) timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company in accordance with this Article 14.12 and (ii) the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in Article 14.12(e).

(c) To be timely under Article 14.12(b)(i), a Nominating Shareholder's notice to the Corporate Secretary of the Company must be made:

(i) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 14.12(c).

(d) To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of the Company, under Article 14.12(b)(i) must set forth:

(i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (D) a statement as to whether such person would be "independent" of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-11 0-Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws; and

(ii) as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

(e) To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in this Article 14.12.

(f) No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 14.12; provided, however, that nothing in this Article 14.12 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Business Corporations Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g) For purposes of this Article 14.12:

(i) "Affiliate", when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii) "Applicable Securities Laws" means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(iii) "Associate", when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iv) "Derivatives Contract" shall mean a contract between two parties (the "Receiving Party" and the "Counterparty") that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the "Notional Securities"), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not he deemed to be Derivatives Contracts;

(v) "Meeting of Shareholders" shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(vi) "owned beneficially" or "owns beneficially" means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person's Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person's Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty's Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person's Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty's Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty's Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vii) "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(h) Notwithstanding any other provision to this Article 14.12, notice or any delivery given to the Corporate Secretary of the Company pursuant to this Article 14.12 may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day .

(i) The board may, in its sole discretion, waive any requirement in this Article 14.12.

ARTICLE 15
POWERS AND DUTIES OF DIRECTORS

15.1 Powers of Management.  The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2 Appointment of Attorney of Company.  The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

ARTICLE 16
DISCLOSURE OF INTEREST OF DIRECTORS

16.1 Obligation to Account for Profits.  A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

16.2 Restrictions on Voting by Reason of Interest.  A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3 Interested Director Counted in Quorum.  A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4 Disclosure of Conflict of Interest or Property.  A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5 Director Holding Other Office in the Company.  A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6 No Disqualification.  No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7 Professional Services by Director or Officer.  Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8 Director or Officer in Other Corporations.  A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

ARTICLE 17
PROCEEDINGS OF DIRECTORS

17.1 Meetings of Directors.  The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2 Voting at Meetings.  Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3 Chair of Meetings.  The following individual is entitled to preside as chair at a meeting of directors:

(a) the chair of the board, if any;

(b) in the absence of the chair of the board, the president, if any, if the president is a director; or

(c) any other director chosen by the directors if:

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4 Meetings by Telephone or Other Communications Medium.  A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5 Calling of Meetings.  A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6 Notice of Meetings.  Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7 When Notice Not Required.  It is not necessary to give notice of a meeting of the directors to a director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b) the director has waived notice of the meeting.

17.8 Meeting Valid Despite Failure to Give Notice.  The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director does not invalidate any proceedings at that meeting.

17.9 Waiver of Notice of Meetings.  Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to such director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

Attendance of a director at a meeting of the directors is a waiver of notice of the meeting, unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

17.10 Quorum.  The quorum necessary for the transaction of the business of the directors is a majority of the number of directors in office or such greater number as the directors may determine from time to time.

17.11 Validity of Acts Where Appointment Defective.  Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12 Consent Resolutions in Writing.  A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

ARTICLE 18
EXECUTIVE AND OTHER COMMITTEES

18.1 Appointment and Powers of Executive Committee.  The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

18.2 Appointment and Powers of Other Committees.  The directors may, by resolution:

(a) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except:

(i) the power to fill vacancies in the board of directors;

(ii) the power to remove a director;

(iii) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv) the power to appoint or remove officers appointed by the directors; and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors' resolution.

18.3 Obligations of Committees.  Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

(a) conform to any rules that may from time to time be imposed on it by the directors; and

(b) report every act or thing done in exercise of those powers at such times as the directors may require.

18.4 Powers of Board.  The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(a) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b) terminate the appointment of, or change the membership of, the committee; and

(c) fill vacancies in the committee.

18.5 Committee Meetings.  Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(a) the committee may meet and adjourn as it thinks proper;

(b) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c) a majority of the members of the committee constitutes a quorum of the committee; and

(d) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

ARTICLE 19
OFFICERS

19.1 Directors May Appoint Officers.  The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2 Functions, Duties and Powers of Officers.  The directors may, for each officer:

(a) determine the functions and duties of the officer;

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3 Qualifications.  No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

19.4 Remuneration and Terms of Appointment.  All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

ARTICLE 20
INDEMNIFICATION

20.1 Definitions.  In this Article 20:

(a) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director  of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

(i) is or may be joined as a party; or

(ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c) "expenses" has the meaning set out in the Business Corporations Act.

20.2 Mandatory Indemnification of Directors and Former Directors.  Subject to the Business Corporations Act, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.  Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3 Indemnification of Other Persons.  Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.4 Non-Compliance with Business Corporations Act.  The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Article 20.

20.5 Company May Purchase Insurance.  The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a) is or was a director, officer, employee or agent of the Company;

(b) is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c) at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d) at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

ARTICLE 21
DIVIDENDS

21.1 Payment of Dividends Subject to Special Rights.  The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2 Declaration of Dividends.  Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3 No Notice Required.  The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4 Record Date.  The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5 Manner of Paying Dividend.  A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

21.6 Settlement of Difficulties.  If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a) set the value for distribution of specific assets;

(b) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c) vest any such specific assets in trustees for the persons entitled to the dividend.

21.7 When Dividend Payable.  Any dividend may be made payable on such date as is fixed by the directors.

21.8 Dividends to be Paid in Accordance with Number of Shares.  All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9 Receipt by Joint Shareholders.  If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10 Dividend Bears No Interest.  No dividend bears interest against the Company.

21.11 Fractional Dividends.  If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12 Payment of Dividends.  Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13 Capitalization of Surplus.  Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

21.14 Unclaimed Dividends.  Any dividend unclaimed after a period of three years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company. The Company shall not be liable to any person in respect of any dividend which is forfeited to the Company or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

ARTICLE 22
DOCUMENTS, RECORDS AND REPORTS

22.1 Recording of Financial Affairs.  The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2 Inspection of Accounting Records.  Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

ARTICLE 23
NOTICES

23.1 Method of Giving Notice.  Unless the Business Corporations Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e) physical delivery to the intended recipient;

(f) creating and providing a record posted on or made available through a generally accessible electronic source and providing written notice by any of the foregoing methods of the availability of such record; or

(g) as otherwise permitted by any securities legislation (together with all regulations and rules made and promulgated thereunder and all administrative policy statements, blanket orders, and rulings, notices, and other administrative directions issued by securities commissions or similar authorities appointed thereunder) in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company.

23.2 Deemed Receipt.  A record that is:

(a) mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b) emailed to a person to the email address provided by that person referred to in Article 23.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed; and

(c) delivered in accordance with Article 23.1(f), is deemed to be received by the person on the day such written notice is posted.

23.3 Certificate of Sending.  A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 23.1 is conclusive evidence of that fact.

23.4 Notice to Joint Shareholders.  A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5 Notice to Trustees.  A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

23.6 Undelivered Notices.  If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

ARTICLE 24
SEAL AND EXECUTION OF DOCUMENTS

24.1 Who May Attest Seal.  Except as provided in Articles 24.2 and 24.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a) any two directors;

(b) any officer, together with any director;

(c) if the Company only has one director, that director; or

(d) any one or more directors or officers or persons as may be determined by the directors.

24.2 Sealing Copies.  For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

24.3 Mechanical Reproduction of Seal.  The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

24.4 Execution of Documents Generally.  The Directors may from time to time by resolution appoint any one or more persons, officers or Directors for the purpose of executing any instrument, document or agreement in the name of and on behalf of the Company for which the seal need not be affixed, and if no such person, officer or Director is appointed, then any one officer or Director of the Company may execute such instrument, document or agreement.

ARTICLE 25
PROHIBITIONS

25.1 Definitions.  In this Article 25:

(a) "designated security" means:

(i) a voting security of the Company;

(ii) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii) a security of the Company convertible, directly or indirectly, into a security described in paragraph (i) or (ii);

(b) "security" has the meaning assigned in the Securities Act (British Columbia);

(c) "voting security" means a security of the Company that:

(i) is not a debt security, and

(ii) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2 Application.  Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3 Consent Required for Transfer of Shares or Designated Securities.  No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

DATED _______________________.

SIGNATURE OF A DIRECTOR OF THE COMPANY

APPENDIX F - DIVERSITY POLICY

ASANKO GOLD

DIVERSITY POLICY

Asanko Gold Inc ("Asanko" or the "Company") recognizes the benefits of promoting diversity across its business, from the Board to the front line. The Company believes that diverse perspectives enhance its organizational strength, problem solving ability and ability to innovate.

This document (the "Policy") defines the Company's policy with respect to diversity on the Board of Directors ("Board") of Asanko, to those in leadership positions at the Company and amongst the workforce.

The Compensation, Nominating and Governance Committee will ensure that, as required by applicable corporate and securities laws, the annual proxy circular of the Company informs shareholders and other stakeholders about the implementation of the Company's gender diversity commitment by:

(a) including a summary of the objectives and key provisions of this Policy;

(b) including information about the Compensation, Nominating and Governance Committee's annual review of the effectiveness of the Policy, disclosing the measures taken to ensure that the Policy has been effectively implemented;

(c) disclosing goals for the representation of women on the board and in senior management positions; and

(d) the number and proportion of women on the Board, in senior management positions, and in the business as a whole;

B. Definitions

In this Policy, diversity refers to all characteristics that make individuals different from each other. It includes but is not limited to characteristics such as gender, geographical representation, education, experience, ethnicity and age.

C. Diversity and the Representation of Women on the Board

Diversity is an important consideration in determining the composition of the Asanko Board. The Board has delegated the responsibility of overseeing and ensuring the implementation of this Policy to the Compensation, Nominating and Governance Committee.

The Company believes that a Board made up of highly qualified individuals from diverse backgrounds promotes better corporate governance, performance and effective decision-making. To support the Company's board diversity objectives, the Compensation, Nominating and Governance Committee will, when identifying and considering the selection of candidates for election or re-election to the Board:

(b) consider gender diversity and representation of women on the Board;

ASANKOGOLD

(d) in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates who meet the Board's and the Company's criteria for expertise, skills and diversity criteria to help achieve the Company's diversity goals.

The Company has set an aspirational target of 20% representation of women on the board by the end of the third fiscal year from the adoption of this policy being December 31, 2021. The Company will report on progress towards this target every year in the Company's annual proxy circular.

D. Senior Leadership Diversity

Diversity is also an important consideration in determining the composition of the Company's senior leadership. The Company believes that having individuals in senior leadership positions from diverse backgrounds promotes better innovation, performance and effective decision-making.

To support the Company's senior leadership diversity objectives, the Board, the Compensation, Nominating and Governance Committee and the Chief Executive Officer, when identifying and considering the selection of candidates for senior leadership positions, will:

(b) consider gender diversity and the representation of women in senior management positions

(c) and consider other diversity criteria including geographical representation, education, experience, ethnicity, and age; and;

(d) in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates who meet the Company's expertise, skills and diversity criteria to help achieve the Company's diversity goals in relation to senior leadership positions.

E. Amendment

The Board has reviewed and approved this Policy. The Compensation, Nominating and Governance Committee is responsible for reviewing this Policy annually, updating this Policy as required and reporting to the Board with respect to this Policy from time to time.

APPENDIX G - SAY ON PAY POLICY

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SAY ON PAY POLICY

A. Advisory 'Say on Pay' Vote

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and, commencing in 2020, to have an annual advisory vote on the Board's approach to executive compensation.

B. Purpose of 'Say on Pay' Advisory Vote

The purpose of the 'Say on Pay' advisory vote is to provide appropriate director accountability to the shareholders of the Company for the Board's compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years.

Notwithstanding the foregoing, while shareholders will provide their collective advisory vote, the directors of the Company remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by shareholders.

C. Information Circular

The management information circular prepared for each annual meeting of shareholders will provide the required disclosure in respect of the executive compensation in accordance with applicable securities regulations, rules and policies.

D. Form of Resolution

Commencing in 2020, the management information circular distributed in advance of each annual meeting of shareholders will ask shareholders to consider an annual non-binding advisory resolution substantially in the following form (as a separate proxy item):

Resolved on an advisory basis and not to diminish the role and responsibilities of the Board of Directors that the shareholders accept the approach to executive compensation disclosed in the Company's information circular delivered in advance of the [insert year] annual meeting of shareholders;

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the annual meeting of shareholders.

E. Results of Advisory 'Say on Pay' Vote

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

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1-877-452-7184

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416-304-0211

Email: assistance@laurelhill.com

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